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04045358

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hopewell Holdings Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

OCT 06 2004

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 1547 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dw

DAT : 10/6/04

# HOPEWELL
## Holdings Limited
## Annual Report 2004
合和實業有限公司二零零四年年報




Dongguan 東莞
Shunde 順德
Shenzhen 深圳
Zhongshan
Zhuhai 珠海
Macau
CHONGQING
Changsha
Xiangtan
Shaoyang
Guilin
Liuzhou
Guiyang
Nanning
Beihai
Yichang
Changde
Zunyi
Anshun





### HOPEWELL NEW TOWN

A composite development with residential, logistic and commercial developments on 733,000 sq.m. near the Guangzhou New Baiyun International Airport.



### HOPEWELL CENTRE

A 66-storey office / commercial building in Wanchai, which is the Group's flagship building and a Hong Kong landmark.


Dongguan
Shenzhen



### PANDA HOTEL

A 1,000-room hotel in Tsuen Wan area, which is one of the largest hotels in Hong Kong, with its operation managed by a subsidiary of the Group.



### HONGKONG INTERNATIONAL TRADE AND EXHIBITION CENTRE

A modern and unique 14-storey complex in Kowloon Bay, of over 163,000 sq.m., with self-contained convention and exhibition area, showroom offices, restaurants and other related business facilities.



### NOVA TAIPA GARDENS

A joint venture multi-phase development of residential commercial, social amenities, offices and a hotel in Macau.

# Group Business Overview

Hopewell Holdings Limited is one of Hong Kong's premier companies with diverse business interests spread across Property Investment and Development, Highway Infrastructure, Hotels and Hospitality, and Construction. The Group, with strong expertise in investment, development and engineering of major projects, focus on Hong Kong and the Pearl River Delta, and is founded on visionary strategic initiatives. In August 2003, its subsidiary, Hopewell Highway Infrastructure Limited, which holds the majority of its PRC-based transportation infrastructure interests was listed on the Stock Exchange of Hong Kong, with the Group retaining 75% interest.



**GUANGZHOU-SHENZHEN SUPERHIGHWAY**
A 122.8 km closed system asphalt-paved dual three lane expressway running between Huanggang in Shenzhen and Guangdan in Guangzhou where it connects to the ESW Ring Road.



**GUANGZHOU ESW RING ROAD PROJECT**
A 38 km closed system concrete-paved dual three lane expressway running along the eastern, southern and western fringes of the Guangzhou urban areas and connecting to the Northern Ring Road to form the Guangzhou Ring Road.



**PHASES I, II & III OF THE WESTERN DELTA ROUTE**
Phase I is a completed 14.7 km closed system asphalt-paved dual three lane expressway linking Guangzhou to Shunde. Phases II & III, under planning, will run from Shunde to Zhongshan and from Zhongshan to Zhuhai respectively.



**HONG KONG -ZHUHAI-MACAU BRIDGE (UNDER PLANNING)**
A proposed Y-shaped 29 km bridge linking Hong Kong's western Lantau Island to the cities of Macau and Zhuhai on mainland China being pursued by the Group.


Foshan
Shunde
Jiangmen
Zhongshan
Zhuhai

# Corporate Information

## Honorary Chairman
Dr. James Man Hon WU
OBE, JP, LLD (Hon), Dr Eng(Hon), BSc(Eng)

## Board of Directors
Sir Gordon Ying Sheung WU GBS, KCMG, FICE
*Chairman*
Mr. Eddie Ping Chang HO*
*Vice Chairman & Managing Director*
Mr. Josiah Chin Lai KWOK
*Deputy Managing Director*
Mr. Thomas Jefferson WU
*Deputy Managing Director*
Mr. Henry Hin Moh LEE#
Mr. Robert Van Jin NIEN
Mr. Guy Man Guy WU##
Lady Ivy Sau Ping KWOK WU JP#
Ms. Linda Lai Chuen LOKE##
Mr. Albert Kam Yin YEUNG
Mr. Colin Henry WEIR
Mr. David Yau-gay LUI
Mr. Carmelo Ka Sze LEE#
Mr. Andy Lee Ming CHEUNG
Mr. Eddie Wing Chuen HO Junior
Mr. Lee Yick NAM##

* *Also as Alternate director to Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU*
\# *Non-Executive directors*
\#\# *Independent Non-Executive directors*

## Audit Committee
Mr. Lee Yick NAM
*Chairman*
Ms. Linda Lai Chuen LOKE
Mr. Guy Man Guy WU

## Company Secretary
Mr. Peter Yip Wah LEE

## Registered Office
64th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068

## Solicitors
Woo, Kwan, Lee & Lo

## Auditors
Deloitte Touche Tohmatsu

## Principal Bankers+
Bank of China (Hong Kong) Limited
Bank of Communications
Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi, Limited
BNP Paribas
China Construction Bank
Chiyu Banking Corporation Limited
Citibank, N.A.
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Hua Nan Commercial Bank, Limited
Industrial and Commercial Bank of China (Asia) Limited
Liu Chong Hing Bank Limited
Mizuho Corporate Bank, Limited
Nan Yang Commercial Bank, Limited
Sumitomo Mitsui Banking Corporation
Tai Fung Bank Limited

\+ *names arranged in alphabetical order*

## Registrars and Transfer Office
Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Tel : (852) 2862 8628
Fax : (852) 2529 6087

## Listing Information
The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code : 0054)

## American Depositary Receipt

| | |
|---|---|
| CUSIP No. | 439555301 |
| Trading Symbol | HOWWY |
| ADR to share ratio | 1:1 |
| Depositary Bank | Citibank, N.A., U.S.A. |

## Investor Relations
ir@hopewellholdings.com

## Web Page
www.hopewellholdings.com

# Contents


| | |
|---|---|
| Inside Front | Corporate Information |
| 02 | Financial Highlights |
| 03 | 5 Year Financial Summary |
| 04 | Chairman's Statement |
| 08 | Management Team |
| 10 | Profile of Directors |
| 14 | Operations Review |
| | Rental Property 15 |
| | Property Development 18 |
| | Hotel and Catering 22 |
| | Construction and Project Management 25 |
| | Infrastructure 26 |
| | Other Infrastructure Projects 32 |
| | Others 33 |
| 34 | Financial Review |
| 37 | Report of the Directors |
| 49 | Financial Report |
| 50 | Report of the Auditors |
| 51 | Consolidated Income Statement |
| 52 | Consolidated Balance Sheet |
| 54 | Company Balance Sheet |
| 55 | Consolidated Statement of Changes in Equity |
| 56 | Consolidated Cash Flow Statement |
| 58 | Notes to the Financial Statements |
| 111 | List of Major Properties |

# Financial Highlights

## Turnover (HK$m)


2,500
2,000
1,500
1,000
500
2,162
1,030
1,132
1,944
1,145
799
2005
1,352
653
2002
2003
2004

Group's attributable share of JV's Turnover
Group Turnover

## Profit Attributable to Shareholders (HK$m)


1,500
1,200
900
600
300
335
612
1,454
2002
2003
2004

## Earnings before Interest and Tax (HK$m)


1,250
1,000
750
500
250
953
276
677
839
204
635
1,074
275
799
2002
2003
2004

Other EBIT
Infrastructure EBIT

## Net Asset Value vs Market Value Per Share (HK$)


20
16
12
8
4
15.7
5.3
15.6
8.3
16.8
15.7
2002
2003
2004

Net Asset Value Per Share
Market Value Per Share

## Group EBIT vs Interest


6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
1.6x
2.7x
5.3x
2002
2003
2004

Group EBIT vs Interest

## Return on Equity


10%
8%
6%
4%
2%
2.4%
4.5%
9.8%
2002
2003
2004

Return on Equity

# 5 Year Financial Summary

## Consolidated Results

*Year ended 30th June*

| *(in HK$ million)* | *2000* | *2001* | *2002* | *2003* | ***2004*** |
|---|---|---|---|---|---|
| Turnover | 1,572 | 1,750 | 1,132 | 799 | **653** |
| Profit from ordinary activities before taxation | 193 | 336 | 363 | 833 | **1,815** |
| Taxation | (21) | (27) | (18) | (122) | **(50)** |
| Profit before minority interests | 172 | 309 | 345 | 711 | **1,765** |
| Minority interests | (6) | (3) | (10) | (99) | **(311)** |
| **Profit attributable to shareholders** | **166** | **306** | **335** | **612** | **1,454** |

## Consolidated Balance Sheet

*As as 30th June*

| *(in HK$ million)* | *2000* | *2001* | *2002* | *2003* | ***2004*** |
|---|---|---|---|---|---|
| Investment properties | 6,358 | 6,385 | 5,986 | 5,655 | **5,891** |
| Property, plant and equipment | 1,154 | 1,119 | 1,119 | 1,493 | **552** |
| Properties for or under development | 935 | 662 | 833 | 1,018 | **908** |
| Interests in jointly controlled entities | 15,237 | 14,120 | 8,135 | 8,207 | **8,174** |
| Defeasance/pledged deposits | 101 | 87 | 1,833 | 1,681 | **95** |
| Other non-current assets | 957 | 946 | 1,181 | 575 | **898** |
| Current assets | 2,067 | 875 | 4,038 | 1,241 | **4,670** |
| **Total assets** | **26,809** | **24,194** | **23,125** | **19,870** | **21,188** |
| Non-current liabilities | (9,628) | (8,045) | (4,436) | (3,921) | **(1,230)** |
| Current liabilities | (3,484) | (2,205) | (4,914) | (2,171) | **(2,673)** |
| **Total liabilities** | **(13,112)** | **(10,250)** | **(9,350)** | **(6,092)** | **(3,903)** |
| Minority interests | (10) | (13) | (21) | (125) | **(2,419)** |
| **Shareholders' equity** | **13,687** | **13,931** | **13,754** | **13,653** | **14,866** |

## Per Share Basis

| | *2000* | *2001* | *2002* | *2003* | ***2004*** |
|---|---|---|---|---|---|
| Basic earnings per share (HK cents) | 19.0 | 34.9 | 38.2 | 69.8 | **165.4** |
| Dividend per share (regular) (HK cents) | 11.0 | 12.0 | 13.0# | 25.0 | **40.0#** |
| Net asset value per share (HK$) | 15.6 | 15.9 | 15.7 | 15.6 | **16.8** |

*(# Special dividend HK30 cents not included)*

## Financial Ratios

| | *2000* | *2001* | *2002* | *2003* | ***2004*** |
|---|---|---|---|---|---|
| Net debt to equity | 75% | 56% | 21% | 14% | **N/A** |
| Net debt to total capitalization | 42% | 35% | 14% | 11% | **N/A** |
| Return on equity | 1.2% | 2.2% | 2.4% | 4.5% | **9.8%** |

*Note:*
*Certain financial information shown above in respect of prior period have been restated following the adoption of Statement of Standard Accounting Practice No.12 (Revised) "Income Taxes" issued by the Hong Kong Society of Accountants retrospectively.*

# Chairman's Statement



Sir Gordon Ying Sheung WU GBS, KCMG, FICE *Chairman*

*The Group had an excellent year with net profit attributable to shareholders of HK$1,454 million for the financial year ended 30th June, 2004, an increase of 138% over the HK$612 million reported last year.*

## Financial Highlights

It gives me great pleasure to report to shareholders that the Group had an excellent year with net profit attributable to shareholders of HK$1,454 million for the financial year ended 30th June, 2004, an increase of 138% over the HK$612 million reported last year. The improved results come from increased contributions from expressway infrastructure projects and hotel operations during the year, the successful IPO of Hopewell Highway Infrastructure Limited ("HHI"), disposal of Tanjung Jati B power project ("TJB") in Indonesia, and further reduction in financial expenses. Basic earnings per share was HK$1.65, an increase of 136% over HK$0.70 reported last year.

The Board of Directors has proposed a final dividend of HK30 cents per share which, together with the interim dividend of HK10 cents and a special interim dividend of HK30 cents per share, will result in total dividends for the year of HK70 cents per share.

The Register of Members of the Company will be closed from Monday 11th October, 2004 to Monday 18th October, 2004, both dates inclusive, during which no transfer of shares of the Company will be effected. Subject to approval of the shareholders at the annual general meeting to be held on 18th October, 2004, the final dividend will be paid on or about 18th October, 2004 to shareholders as registered at the close of business on 18th October, 2004.

## Business Review

Hong Kong's economy made significant recovery over the past year. Businesses experienced the turnaround after the impact of the SARS outbreak in the first half of 2003 proved to be relatively short-term. The increased individual tourist arrivals from The People's Republic of China ("PRC") provided fuel for the recovery in Hong Kong's tourism and retail sales while the implementation of the Closer Economic Participation Arrangements ("CEPA") provided new opportunities for Hong Kong companies to do business in PRC, and the unemployment rate has steadily improved from 8.7% in mid 2003 to 6.9% in June 2004.

The Group's strong performance benefited from the economic rebound. The three core businesses of the Group, namely Infrastructure, Property and Hospitality all recorded encouraging results for the financial year. Infrastructure performed very well with excellent growth in traffic and revenue, and continued to be the largest profit contributor at HK$799 million compared with HK$635 million last year. HHI's Phase I of the Western Delta Route commenced operation, ahead of the original schedule, on 30th April, 2004. Property income contributed HK$173 million compared with HK$217 million last year, reflecting lower rental rates on tenancies, although we have maintained occupancy levels at almost the same level as last year. Rental rates are expected to improve as the office rental market has shown strong signs of rebound. The hospitality business recovered quickly from the SARS outbreak, and benefited from the relaxation of individual tourist visa policy by PRC. Hospitality contributed HK$76 million compared with HK$19 million last year.

During the year, in August 2003, the Group listed its subsidiary, HHI, on the Main Board of the Stock Exchange of Hong Kong Limited, raising over HK$3 billion. The Group now consists of two listed companies each with its own portfolio of businesses. HHI focuses on the initiation, promotion and development of toll roads and bridges. Hopewell Holdings continues to operate its own core businesses of Property and Hospitality while retaining approximately 75% shareholding in HHI. Further, the disposal of TJB was concluded and became effective in August 2003. Up to the financial year-end, the disposal has generated a net cash surplus of HK$940 million to the Group.

With improving economic conditions in Hong Kong and the strong financial position of the Group, we proceeded with the development and implementation of a number of planned projects during the year. Construction has started on Phase 2C of Nova Taipa Gardens in Macau and on the townhouses and high-rise apartment blocks of the first phase of Hopewell New Town in Huadu district of Guangzhou. On our proposed Mega Tower Hotel project, the approval of which is pending the decision of the Town Planning Board, I believe that the project

*The Group is in a net cash position, with no gearing and ready to take on investments in new projects.*

when implemented will contribute to the betterment of both the Wanchai district community and the Group. We are also pursuing investment opportunities for development of new power plants in PRC currently experiencing power capacity shortage.

## Continued Improvement in Financial Strength

The Group's financial position has made significant further improvement during the financial period. The IPO of HHI in August 2003 raised over HK$3 billion, and net cash of HK$940 million was derived from disposal of our interests in TJB up to the financial year-end. Bank loans were reduced from HK$3 billion to HK$1.2 billion at year-end, with cash and bank deposits of HK$1.2 billion. The Group is in a net cash position, with no gearing and ready to take on investments in new projects.

Taking into the Group's improved financial position and taking advantage of the favourable loan market conditions, the Group has re-financed its existing banking facilities and successfully obtained a 5-year unsecured syndicated loan facility of HK$2,880 million in October 2003. The Group has subsequently increased other unsecured banking facilities with a view to enhance financial flexibility to take on our planned projects for the Group's expansion.

The Group's US dollar denominated unsecured Notes due 2004 of US$194 million bearing a fixed interest rate of $9^7/_8$% per annum matured on 15th August, 2004; there will be no interest expenses in connection with these Notes after 15th August, 2004.

## Prospects

With only Beijing, Shanghai and certain cities in 4 provinces out of 29 provinces in the PRC that have relaxed their travel policy on individual visits to Hong Kong, the hotel and retail sectors in Hong Kong will benefit from expected further relaxations. The economic impact as Hong Kong companies pursue opportunities created by CEPA is also expected to grow significantly. These, coupled with the continued rapid economic development in the Pearl River Delta Region (PRD), will benefit the long-term future development of the Group's existing core businesses.

Hong Kong SAR Government's efforts to promote Hong Kong and to secure its position in the 9+2 Pan-Pearl River Delta Regional Economic and Trade Co-operation, an economy comprising 9 provinces and SARs of Hong Kong and Macau, is encouraging for the long term prospects of Hong Kong. Government plans to introduce additional incentives with a view to maintaining a sustainable and healthy growth in the property market will also bolster confidence in the market. These are positive indicators for not only the property market but also for the growth of the economy. Hong Kong, recovering from a period of prolonged deflation, will benefit from improving integration with the rapidly developing PRC economy; in particular, the PRD.

With our Group's focus on infrastructure, property and hospitality businesses, we will pursue our goal of maintaining a leading position in these sectors in the PRD. The Group is well positioned to push ahead with its major property developments, including Hopewell New Town in Huadu district of Guangzhou and Nova Taipa Gardens in Macau while HHI develops Phases II and III of the Western Delta Route. The remaining issues of Mega Tower project are being resolved, and HHI can play a vital role in the Hong Kong-Zhuhai-Macau Bridge project when it proceeds. I remain optimistic about the prospects of further growth and new investment opportunities presented by these developments.

I am also pleased to advise that the disposal of the Group's interest in Shunde 105 Road project was effective subsequent to the financial year-end and the consideration of HK$438 million was received in full.

The disposal of the Group's interest in the Shunde Roads project has also become effective subsequent to the financial year-end. Part of the consideration amounting to HK$583 million was received in August 2004 and the remaining balance of HK$240 million is receivable by 3 equal annual installments commencing from December 2005.

## Acknowledgement

I would like to take this opportunity to thank our shareholders, customers and suppliers as well as our working partners for their continuing support, and to express my sincere appreciation to my fellow directors, the management team and all staff members for their loyalty, diligence, and hard work in contributing to the excellent performance of the Group for the past financial year.

**Sir Gordon Ying Sheung WU** GBS, KCMG, FICE
*Chairman*

Hong Kong, 6th September, 2004

# Management Team




1
2
3
4

1. **Sir Gordon Ying Sheung WU** GBS, KCMG, FICE
   *Chairman*
2. **Mr. Eddie Ping Chang HO**
   *Vice Chairman & Managing Director*
3. **Mr. Josiah Chin Lai KWOK**
   *Deputy Managing Director*
4. **Mr. Thomas Jefferson WU**
   *Deputy Managing Director*
5. **Mr. Robert Van Jin NIEN**
   *Executive Director*
6. **Mr. Albert Kam Yin YEUNG**
   *Executive Director*
7. **Mr. Colin Henry WEIR**
   *Executive Director*
8. **Mr. David Yau-gay LUI**
   *Executive Director*
9. **Mr. Andy Lee Ming CHEUNG**
   *Executive Director*
10. **Mr. Eddie Wing Chuen HO Junior**
    *Executive Director*




5
6
7
8
9
10

# Profile of Directors

## Executive Directors

**Sir Gordon Ying Sheung WU** GBS, KCMG, FICE

Aged 68, he is the Chairman of the Board of the Company. He graduated from Princeton University with a Bachelor of Science degree in engineering in 1958. As one of the founders of the Group, he was the Managing Director from 1972 to December 2001 before he became the Chairman. He was responsible for the Group's infrastructure projects in the PRC and South-East Asia and has been involved in the design and construction of numerous buildings and development projects in Hong Kong and the PRC. He is also the Chairman of Hopewell Highway Infrastructure Limited ("HHI"), the listed subsidiary of the Company, a director of various members of the Group and an independent non-executive director of i-Cable Communications Limited. He is the husband of Lady Ivy Sau Ping KWOK WU JP and the father of Mr. Thomas Jefferson WU.

He is very active in civic activities, his civic duties include:

*In Hong Kong*

| | |
|---|---|
| • Member | Commission on Strategic Development of the Hong Kong SAR |
| • Member | Hong Kong Logistics Development Council |
| • Member | Urban Renewal Authority |
| • Chairman | City University of Hong Kong Council |
| • Vice President | Hong Kong Real Estate Developer's Association |
| • Member | The Greater Pearl River Delta Business Council |

*In the PRC*

| | |
|---|---|
| • Deputy Director | Chinese People's Political Consultative Conference – Overseas Chinese Affairs Committee |
| • Director | United Nations Association of China |
| • Advisor | Xiamen Special Economic Zone, Guangxi Zhuang Autonomous Region and Qinhuangdao |

Sir Gordon received Honorary Doctorate Degrees from Hong Kong Polytechnic University, University of Strathclyde, UK and University of Edinburgh, UK. He is a Fellow of The Institution of Civil Engineers and Honorary Fellow of Australian Society of Certified Practising Accountants. He has been appointed the Honorary Consul of The Republic of Croatia in the Hong Kong SAR. His other awards include:

*Honorary Citizen*

- The City of New Orleans, USA
- The City of Guangzhou, PRC
- The City of Shunde, PRC
- The City of Nanhai, PRC
- The City of Shenzhen, PRC
- The City of Huadu, PRC
- The Province of Quezon, the Republic of the Philippines

| *Awards and Honours* | *Year of Award* |
|---|---|
| • Gold Bauhinia Star (G.B.S.) by the Hong Kong SAR | 2004 |
| • Leader of the Year 2003 (Business/Finance) by Sing Tao Newspaper Group | 2004 |
| • Personality of the Year 2003 by the Asian Freight & Supply Chain Awards | 2003 |
| • Knight Commander of the Order of St. Michael and St. George for Services to British Exports by the Queen of England | 1997 |

| | |
|---|---|
| • Industry All-Star by Independent Energy, USA | 1996 |
| • International CEO of the Year by George Washington University, USA | 1996 |
| • Among "the Best Entrepreneurs" by Business Week | 1994 |
| • Man of the Year by the International Road Federation, USA | 1994 |
| • Business Man of the Year by the South China Morning Post and DHL | 1991 |
| • Asia Corporate Leader by Asia Finance Magazine, HK | 1991 |
| • Chevailer De L'Ordre De La Corona by the King of Belgium | 1985 |

**Mr. Eddie Ping Chang HO**

Aged 71, he was appointed Vice Chairman of the Company since August 2003 and Managing Director of the Company since January 2002. He was Deputy Managing Director when the Company was listed on the Stock Exchange in 1972. He has been involved in developing all of the Group projects in the PRC, including highway, hotel and power station projects. In addition, he has extensive experience in building and development projects in Hong Kong. He is a Honorary Citizen of the Shunde District and the cities of Shenzhen and Guangzhou in the PRC. He is also the Vice Chairman of HHI and a director of various members of the Group. He is the father of Mr. Eddie Wing Chuen HO Junior.

**Mr. Josiah Chin Lai KWOK**

Aged 52, he was appointed Deputy Managing Director of the Company in January 2002 and is also a director of various members of the Group. He is a solicitor. Previously, he worked as a consultant to the Group on various important projects such as Guangzhou-Shenzhen-Zhuhai Superhighway, Shajiao B and C Power Stations, etc. Afterwards, he worked as Secretary for The Hong Kong Association of Banks, Legal Advisor of The Airport Authority, Hong Kong and Group Legal and Compliance Director of the BNP Paribas Peregrine Group.

**Mr. Thomas Jefferson WU**

Aged 32, he was appointed Deputy Managing Director of the Company in August 2003. He holds a Master of Business Administration degree from Stanford University and a Bachelor degree in Mechanical and Aerospace Engineering from Princeton University. He joined the Group in 1999 as Manager of Executive Committee Office, and was promoted to Group Controller in March 2000. He has been an Executive Director of the Company since June 2001 and the Chief Operating Officer since January 2002. He has been involving in the review of the Group's operational performance, strategic planning and organizational effectiveness and has upgraded the financial and management accounting systems of the Group. He is a member of the Chinese People's Political Consultative Conference in Huadu District in the PRC. He is also the Managing Director of HHI and is a director of various members of the Group. He is a son of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU JP.

**Mr. Robert Van Jin NIEN**

Aged 57 and an Executive Director of the Company since 1980, he is responsible for corporate finance, corporate affairs, administration and property management of the Group. He is a director of various members of the Group. He has been involved in the Group's major fund raising activities on both project and corporate levels. He holds a Master of Business Administration degree from University of Pennsylvania's Wharton Graduate Business School.

**Mr. Albert Kam Yin YEUNG**

Aged 53, he was appointed as an Executive Director of the Company in November 2002 and is also a director of various members of the Group. Prior to joining the Group, he was a director of WMKY Limited from 1986 to 1998 and acted as a consultant of the Group's recent construction projects. He has a Bachelor of Architecture degree from the University of Hong Kong. He is a Registered Architect, an Authorized Person and a member of the Hong Kong Institute of Architects and various professional bodies.

**Mr. Colin Henry WEIR**

Aged 58, he joined the Group in 1985 and was appointed as an Executive Director in 1997. He is also a Director of Hopewell (Thailand) Limited and a director of various members of the Group. He became a member of the Institution of Civil Engineers in 1975. He was the Engineering Manager for the design and construction of power station and highway. In 1991, he became the Engineering Manager and subsequently Project Director for the BERTS project. He is now responsible for the overseas projects of the Group.

**Mr. David Yau-gay LUI**

Aged 59, he was appointed as an Executive Director in 1997. He is also a Director of Hopewell (Thailand) Limited and is a director of various members of the Group. He was the Founder Director of Pat Davie Ltd., one of the leading interior design and contracting firms in Hong Kong. Since 1990, he has been involved in the Group's BERTS project in Thailand.

**Mr. Andy Lee Ming CHEUNG**

Aged 38, he was appointed as an Executive Director in July 2003 and is also a director of various members of the Group. He joined the Group in 1997. He has a Bachelor degree in Business Administration from Boston University and a Master of Business Administration degree from McMaster University. He is a Certified Public Accountant of the State of Illinois in the United States. He is involved in the Group's financial activities and development and control of the Group's investments in power project in Indonesia. He has considerable experience in the areas of business development, finance and audit.

**Mr. Eddie Wing Chuen HO Junior**

Aged 35, he was appointed as an Executive Director in August 2003. He holds a Bachelor of Arts degree from California State University in the U.S.A. He is a son of Mr. Eddie Ping Chang HO. He joined the Group in 1994 and has held various management positions, including Director of Marketing and Sales and Deputy General Manager, at the Group's Hongkong International Trade and Exhibition Centre in Kowloon Bay.

## Non-Executive Directors

**Mr. Henry Hin Moh LEE**

Aged 76, he has been involved with the Group since the Company was listed in 1972. He is a Non-Executive Director and a Consultant of the Company. Prior to his retirement from his executive duties of the Company in December 2001, he was responsible for real estate development and property rental and sales of the Group. He was actively engaged in the property business in Hong Kong. He is a Honorary Citizen of the Shunde district in the PRC.

**Lady Ivy Sau Ping KWOK WU JP**

Aged 55 and a Non-Executive Director of the Company, she joined the board in 1991. She serves on the committees and boards of numerous commercial and social organizations including Asian Cultural Council (Hong Kong), Asia Society and Hong Kong Red Cross. She was appointed a Justice of the Peace effective 1st July, 2002. She is the wife of Sir Gordon Ying Sheung WU and mother of Mr. Thomas Jefferson WU.

**Mr. Carmelo Ka Sze LEE**

Aged 44, an Independent Non-Executive Director since March 2001 and was re-designated as a Non-Executive Director on 6th September, 2004 . He holds a Bachelor of Laws degree from the University of Hong Kong. He is a practicing solicitor and is a partner of Messrs. Woo, Kwan, Lee & Lo, Solicitors & Notaries, which firm rendered professional services to the Group and received normal remuneration for such services.

## Independent Non-Executive Directors

**Mr. Guy Man Guy WU**

Aged 47 and an Independent Non-Executive Director of the Company, he joined the board in 1987. He has a Bachelor of Science degree in industrial engineering from Purdue University, U.S.A. He is also the Managing Director of the Liverton Group and Video Channel Productions Limited.

**Ms. Linda Lai Chuen LOKE**

Aged 66 and an Independent Non-Executive Director, she joined the board in 1991. A graduate of the University of California at Berkeley, she has over 30 years of professional experience in the securities and investment field. She was the emeritus Managing Director of Dean Witter Reynolds (Hong Kong) Limited and Vice President (Private Wealth Management) at Morgan Stanley Inc.

**Mr. Lee Yick NAM**

Aged 57, he was appointed as an Independent Non-Executive Director of the Company on 6th September, 2004 . He is also an Independent Non-Executive Director of HHI. He holds a certificate in management studies from Carnegie Mellon University of U.S. in 1977. He has over a 30 years' experience in the banking, investment and finance industry. He was an Executive Director of Liu Chong Hing Bank from 1990 to 2001. Prior to that, he was a Vice President at Citibank, Mellon Bank and American Express Bank. He was appointed as a member of the Hong Kong Deposit Protection Board on 1st July, 2004.

# Operations Review

*The Group's investment portfolio of rental properties includes Hopewell Centre, Hongkong International Trade and Exhibition Centre, shopping arcades of Panda Hotel and Allway Gardens, three floors of Hing Wai Centre at Aberdeen and various car parking spaces at Allway Gardens, Wu Chung House and Hing Wai Centre. Turnover of the property division amounted to HK$291 million, compared with HK$328 million of last financial year, representing 45% of the Group's turnover, and is mainly attributed to the Group's two largest properties – Hopewell Centre and Hongkong International Trade and Exhibition Centre.*



# Rental Property







# Hopewell Centre

The office leasing market remained very competitive as a result of the substantial supply of office space on Hong Kong Island. However, starting from early 2004, office leasing has been showing signs of improvement due to the spur of the increasing demand from companies expanding their premises and newcomers establishing presence in Hong Kong.

Hopewell Centre, our Group's flagship property, remains a Hong Kong landmark. Overall average occupancy was maintained around the same level as that of last financial year at about 91% despite the soft office leasing market during the second half of 2003. With the recovery of the economy, we had effective and flexible marketing strategy to handle both lease renewals and new leases. We also committed ourselves to providing a renovated office environment to our tenants. A comprehensive renovation program has been underway to upgrade the main lobbies, shopping arcade and building facilities. Retail mix in the shopping arcade was tailored to suit the customers' needs.

The Group believes the office sector will continue to benefit from CEPA, with occupancy remaining high and rental rate firming up.




DYMOCKS
DYMOCKS
DYMOCKS


46-51
watsons


64
52

**Hong Kong Rental Property EBIT** (HK$m)


240
180
120
60
234
217
173
37
75
122
43
61
113
27
46
100
2002
2003
2004

**Hopewell Centre and HITEC Average Occupancy** (%)


100
75
50
25
67%
93%
64%
92%
62%
91%
2002
2003
2004

■ Hopewell Centre □ HITEC ■ Others

## Hongkong International Trade and Exhibition Centre ("HITEC")

The Hongkong International Trade and Exhibition Centre, a commercial complex located at the hub of Kowloon Bay, one of the major commercial districts in East Kowloon, offers a comprehensive range of showrooms, office spaces and facilities to hold large scale trade shows, conferences and banquets.





Despite severe competition from new office supply in the neighbourhood, average occupancy was kept at about 62%, as compared to about 64% last year. Looking ahead, competition is still fierce due to new office supply in Kwun Tong and Kowloon Bay. The Group will continue to adopt a flexible marketing strategy coupled with ongoing customer-care services to ensure HITEC's competitiveness. Introducing commercial uses to HITEC is an underlying policy to address the customers' needs. Implementation of this policy is underway and lease modification relating to the usage for commercial purpose is expected to be completed in the next few months.

## Panda Shopping Arcade

In order to introduce a new image to the shopping arcade that occupies the ground floor and three basements of Panda Hotel, a revamp project is planned. Plans for alteration and addition works have been approved by the Buildings Department. Renovation works for this shopping mall, named Panda Place, are expected to be completed in 2005. Panda Place will feature a modern and stylish design and offer greater choice of shopping as well as food and beverage and entertainment to the hotel guests and the residents in Tsuen Wan.





# Property Development

| PROJECT | LOCATION | DESCRIPTION | STATUS |
|---|---|---|---|
| HONG KONG SAR | | | |
| Mega Tower Hotel | Wanchai, Hong Kong Island, near Hopewell Centre | A planned site of about 14,000 sq.m. under various approval processes for the development of a hotel complex with recreation, shopping, restaurant and other commercial facilities. | Project has been undergoing various processes for the Town Planning Board's approval. |
| GUANGZHOU CITY – GUANGDONG PROVINCE, PRC | | | |
| Hopewell New Town | Huadu District, Guangzhou, near the Guangzhou New Baiyun International Airport | The Group has a 95% interest in the project with a site of about 733,000 sq.m. for a composite development with residential, logistic and commercial developments. | Project will be developed by phases. Master Layout Plan for the development has been approved. Sample flats have been completed. Construction of row houses and four 14-storey blocks has commenced in 2004. |
| MACAU SAR | | | |
| Nova Taipa Gardens | Taipa Island, Macau | The Group has a 50% interest in the joint venture project with Shun Tak and STDM. Total site area of 176,000 sq.m. will be developed by phases into residential, commercial and hotel properties with social amenities. | Construction of the first five residential blocks with 680 flats of Phase 2 is underway. Pre-sale of Phase 2 units is scheduled for launching in 2005. |

## Mega Tower Hotel



Mega Tower Hotel is the Group's latest hotel development in Hong Kong. The proposed hotel, adjacent and to the west of Hopewell Centre, is planned to incorporate shopping, restaurant, commercial and convention facilities as well as much needed community open space in the vicinity.

During the financial year, the Group acquired the last two property units in the proposed site and submitted planning application to the Town Planning Board. The application submitted was rejected under Section 16 of the Town Planning Ordinance and is being reviewed under Section 17 of the same ordinance.

## Hopewell New Town, Huadu, Guangzhou





The Group owns a 95% interest in this composite development project in Huadu, Guangzhou – the Hopewell New Town, a residential, commercial and logistic complex development on a site area of about 733,000 sq.m. Hopewell New Town is strategically located 2 km from the Guangzhou New Baiyun International Airport and is planned to be developed in several phases with a total development areas of about 1.4 million sq.m. The project is expected to capture the robust demand for residential, commercial and logistic developments being generated by the new airport which was opened in August this year. It is also conveniently located to the nearby Guangzhou Huadu Auto City and other commercial and manufacturing facilities.

The master plan of the development has been approved. The first phase development consists of townhouses and apartment units with a total development area of approximately 160,000 sq.m. Its development cost is around RMB 450 million. Construction work has commenced.

Hopewell New Town is positioned to complement the growth of Guangzhou as one of the most important logistical hubs in Southern China brought by its extensive transportation network and the increasing number of major manufacturing plants and also closely meets the needs of the region's ever more affluent population.



## Nova Taipa Gardens

Nova Taipa Gardens is a multi-phase joint venture development of residential, commercial, social amenities, offices and a hotel on a 176,000 sq.m. site on Taipa Island, Macau and one of the largest property development projects in Macau. It is planned to be developed in 5 phases. Upon completion, it will consist of more than 4,000 residential units and 4,000 carparking spaces. The Group has a 50% interest in the project.



Phase 1 was completed in July 1997. Phase 2 is divided into 3 sub-phases of development. The first sub-phase, Phase 2C, consists of 5 residential blocks with development areas of approximately 100,000 sq.m. providing 680 apartments and 800 car parking spaces. The construction work started in August 2004 and sales is expected to commence in 2005.

The Group believes Nova Taipa Gardens, a high quality property development project, will allow residents to enjoy high quality living in pleasant environment on Taipa Island.


PANDA

**Hospitality**
**EBIT** (HK$m)


80
60
40
20
27
16
11
19
12
76
39
37
2002
2003
2004

Panda Hotel   Others

**Panda Hotel**
**Average Occupancy** (%)


80
60
40
20
74%
65%
80%
2002
2003
2004

# Panda Hotel

Panda Hotel experienced a swift business revival during the financial year after facing unprecedented challenges brought by the SARS outbreak in 2003. The average room occupancy increased from 65% to 80 % while the average room rate increased by 14 %. PRC visitors made up the majority of our hotel guests while tourists, corporate and long staying guests also contributed to a steady flow of guest arrivals. In order to increase the hotel's competitiveness, it has started a programme of refurbishment and renovation to its guest rooms and restaurants by phases since two years ago, with 249 rooms, the restaurants and the ballroom completed by the financial year-end. The programme will continue until all rooms are renovated.

Since global economic recovery has created a positive macro-environment, revival in the Hong Kong economy is well on track and becomes more entrenched in the coming months. According to the recent visitor arrivals forecast by the Hong Kong Tourism Board, visitors from PRC will continue to be the leading contributor capitalizing on the Individual Visit Scheme, access to the World Trade Organization ("WTO") and CEPA. A continued steady growth from our targeted short and long haul markets is also expected. In order to address the growing marketing, the Group will strengthen its marketing schemes such as introducing attractive packages and special promotions for both rooms and food and beverage business.







## China Hotel, Guangzhou, PRC

On 9 June 2004, upon the expiry of its 20 years' joint venture co-operation, China Hotel, a five-star hotel in Guangzhou, was transferred to the Guangzhou authorities. The hotel project was the first Sino-foreign co-operative joint venture in Guangzhou. The Group had a 20% interest in the venture.


中国大酒店合作期满

## Restaurant and Catering Services

Apart from the food and beverage outlets at Panda Hotel, the Group operates Revolving 66 Restaurant located at Hopewell Centre, Yuet Loy Heen and Grand Buffet Restaurant located at HITEC, and the food manufacturer and supplier – Bayern Gourmet Food. The food and beverage business recorded improvement during the year under review as a result of the improved consumer sentiment brought by the economic recovery and the Group's series of innovative promotions.





# Construction and Project Management

The Group's construction subsidiaries have completed all existing construction contracts. Due to difficult market conditions in the local construction industry, the Group's construction expertise will focus on project management of the Group's own property developments.

## Tanjung Jati B Power Plant Project ("TJB")

During the financial year, the disposal of TJB in Indonesia was concluded and became effective. The aggregate cash consideration is approximately HK$2,388 million and receivable in instalments which, if fully settled, will enable the Group to generate a net cash surplus of approximately HK$1,660 million after discharging all liabilities relating to the project. Up to this financial year-end, the disposal has generated a net cash surplus of HK$940 million to the Group with the remaining balance of HK$720 million to be received in the next three years.

## Grand Hotel Excelsior and South Luzon Tollway

Continuing our strategy to dispose of non-core investments, the Group entered into agreements for the sale of its interests in the Grand Hotel Excelsior project in Malta and for the sale, subject to certain conditions, of its interest in the South Luzon Tollway project in the Philippines in October 2003. The cash consideration under the sale agreements together with the repayment of various loans owed to the Group, both receivable in instalments, will be approximately HK$80 million if materialized.

## Bangkok Elevated Road and Train System ("BERTS")

The Group continued its efforts during the financial year to seek a resolution for the BERTS project.

*On 6 August, 2003, the Group listed its subsidiary, Hopewell Highway Infrastructure Limited ("HHI"), on the Main Board of the Stock Exchange of Hong Kong Limited. The initial public offering ("IPO") in Hong Kong and the international placing raised over HK$3 billion for HHI. A deemed profit of HK$484 million resulting from the IPO was recorded by the Group. The Group will continue to operate its core businesses of property and hospitality and retain approximately 75% shareholding in HHI, which focuses on the initiation, promotion, development, investment and operation of toll expressways and bridges.*



# Infrastructure

## HHI

Three toll expressway projects across the Pearl River Delta region ("PRD") of Guangdong Province were invested by HHI. They are operational and have exhibited remarkable growth in terms of traffic volume and toll revenue.

For the financial year ended 30th June, 2004, HHI's investment in Guangzhou-Shenzhen Superhighway and Guangzhou East-South-West Ring Road achieved strong growth. As compared with previous year, tolled traffic at the joint venture level for both expressways increased 22%, and toll revenue increased 20% and 27% respectively. The third toll expressway project, Phase 1


110

of the Western Delta Route, commenced operation on 30th April, 2004, 2 months ahead of the original schedule and started contribution to HHI's revenue.

The continued growth in HHI's operations has been a result of a variety of factors, all of which point to the robust economic growth of the PRD. The PRC's open-door economic policy has led to initiatives such as its entry in the WTO, the creation of CEPA, the Pan-PRD programs, and the opening of the Guangzhou New Baiyun International Airport and various industrial and economic zones and seaports. These will no doubt collectively further enhance the growth of the PRD.

Today, the PRD has become one of the world's most important manufacturing centers in the world, and is increasingly becoming more competitive on a worldwide basis. As HHI's primary business focus will continue to be the PRD, HHI aims to grow and expand its business in tandem with the PRD.



| PROJECT SUMMARY | |
|---|---|
| **Location** | Guangzhou to Shenzhen, Guangdong, PRC |
| **Length** | 122.8 km |
| **Lane** | Dual three lane |
| **Class** | Expressway |
| **JV Contractual Operation Period** | Jul 1997 – Jun 2027 |
| **Profit Sharing Ratio** | Year 1-10: 50% Year 11-20: 48% Year 21-30: 45% |

## Guangzhou-Shenzhen Superhighway ("GS Superhighway")

GS Superhighway is a 122.8 km, dual three lane closed system toll expressway. There are 18 toll stations along the route, which is fully lit and installed with computerized toll collection, surveillance, and data communication systems. GS Superhighway is a key arterial expressway in the PRD, connecting airports, ports and major cities and is the only expressway linking up Guangzhou, Dongguan, Shenzhen and Hong Kong. Both traffic flow volume and toll revenue continued to record strong growth since it opened in 1994.

**Toll Revenue**
(RMBm)


3,000
2,250
1,500
750
1,892
2,109
2,526
2002
2003
2004

Maintaining a high quality standard of expressways is of paramount importance to HHI. This year, the joint venture company completed repaving the final sections of GS Superhighway, completing a two year program that eventually saw the repavement of approximately 100 km of expressway. Additional toll lanes at some stations have also allowed for better throughput of traffic.

**Average Daily Traffic**
(No. of vehicles)


200,000
150,000
100,000
50,000
123,191
155,394
188,768
2002
2003
2004

Another major program to enhance the flow of traffic completed this year was the widening from 3 to 4 lanes (each way) for a 2.7 km stretch of expressway between Hezhou and Fuyong.

Even though during the implementation of these improvement works, average daily traffic still increased by 22% from 155,394 to 188,768, and average daily revenues increased by 20% from RMB 5.78 million to RMB 6.90 million, over last financial year at joint venture level.

**Average Daily Toll Revenue** (RMB'000)


8,000
6,000
4,000
2,000
5,184
5,779
6,901
2002
2003
2004

In our efforts to continue to improve the safety for traffic travelling on GS Superhighway, the joint venture company continues to carry out works such as improving road lighting, installing antidazzle boards and better road signs, as well as upgrading traffic monitoring and management systems. Landscaping at interchanges along the expressway and under bridges are also being carried out to improve the aesthetics.

HHI believes that the economic growth in the PRD, together with the continuous improvement in ancillary traffic facilities and service quality, will continue to drive the traffic and revenue growth of the GS Superhighway.



| PROJECT SUMMARY | |
|---|---|
| Location | Guangzhou, Guangdong, PRC |
| Length | 38 km |
| Lane | Dual three lane |
| Class | Expressway |
| JV Contractual Operation Period | Jan 2002 – Dec 2031 |
| Profit Sharing Ratio | Year 1-10: 45% Year 11-20: 37.5% Year 21-30: 32.5% |

# Guangzhou East-South-West Ring Road ("ESW Ring Road")

The ESW Ring Road, is a 38 km long closed system expressway with dual three lanes, 11 interchanges and computerized toll collection and surveillance and telecommunication systems. It is connected to the Guangzhou Northern Ring Road to form a ring road around the major commercial and trading centers of Guangzhou. Through the interchanges, ESW Ring Road closely connects to other nearby expressways and many major routes around Guangzhou city.

Over the past year, the ESW Ring Road continued to record robust growth. At the joint venture level, its average daily tolled traffic figure was 47,516, 22% higher than last year's figure and annual toll revenue reached RMB 274 million, 27% higher than the previous financial year.

The ESW Ring Road connects with a host of additional expressways and local roads, such as the Guangzhou Southern Expressway, which will connect Guangzhou and the Nansha Development Zone, which is expected to be completed by 2005. Additional traffic will also be attracted to ESW Ring Road with the recent opening of Phase I West, which reduces traveling time from Guangzhou to Shunde from 40 minutes to approximately 10 minutes.

**Toll Revenue**
(RMBm)


300
225
150
75
178
215
274
2002
2003
2004

**Average Daily Traffic**
(No. of vehicles)


60,000
45,000
30,000
15,000
32,757
38,930
47,516
2002
2003
2004

**Average Daily Toll Revenue** (RMB'000)


800
600
400
200
487
590
748
2002
2003
2004



| PROJECT SUMMARY | |
|---|---|
| **Location** | Guangzhou to Shunde, Guangdong, PRC |
| **Length** | 14.7 km |
| **Lane** | Dual three lane |
| **Class** | Expressway |
| **JV Contractual Operation Period** | Sep 2003 – Sep 2033 |
| **Profit Sharing Ratio** | 50% |

## Phase I of the Western Delta Route ("Phase I West")

Phase I West is a 14.7 km closed system dual three lane expressway project. It connects the ESW Ring Road in the north to National Highway 105 and Bigui Road in the south.

Phase I West was opened to traffic on 30th April, 2004, 2 months ahead of schedule. The relevant authority of the Guangdong provincial government judged the Phase I West works as one of the top quality projects in the province.

Currently, Phase I West is the only expressway linking Guangzhou and Shunde. It provides a speedy transportation link and reduces the traveling time between the two cities from 40 minutes to approximately 10 minutes. Traffic flow and toll revenue have been growing strongly since operations started. Up to the end of June 2004, average daily traffic was 11,459 at the joint venture level.

**Toll Revenue**
(RMBm)


12
9
6
3
10
2004

**Average Daily Traffic**
(No. of vehicles)


12,000
9,000
6,000
3,000
11,459
2004

**Average Daily Toll Revenue** (RMB'000)


200
150
100
50
166
2004

## Phases II and III of the Western Delta Route

The Western Delta Route comprises Phases I, II (previously referred to as Phases 2 and 3) and III. The 14.7 km Phase I West project was completed and started operations on 30th April, 2004. On 14th July, 2004, HHI conditionally amended their agreement with the Phase I West's joint venture partner to invest, construct and operate Phase II of the Western Delta Route ("Phase II West"). Phase II West will be approximately 46 km length of expressway linking Shunde to Zhongshan. In addition, HHI is currently in the process of negotiating the terms of a possible co-operation with the PRC joint venture partner of Phase I West and Phase II West to also invest, construct and operate Phase III of the Western Delta Route ("Phase III West"). On completion of the Western Delta Route, an arterial expressway system directly linking Guangzhou, Nanhai, Shunde, Zhongshan and Zhuhai will be formed, creating a strategic route in that area.


Guangzhou
PHASE I
Shunde
Zhongshan
PHASE III
Zhuhai

## Hong Kong-Zhuhai-Macau Bridge Project

The proposed 29 km Y-shaped bridge will connect Hong Kong, Zhuhai and Macau. In the past 12 months, the Guangdong, Hong Kong SAR and Macau SAR governments formed a joint working committee to push forward and organize the related preliminary works of the project. In early 2004, the Guangdong, Hong Kong SAR and Macau SAR governments appointed the China Highway Planning and Design Institute Consultants, Inc. to undergo a feasibility study of the Hong Kong-Zhuhai-Macau bridge project. HHI believes when the project advances further, it will be in an advantageous position to take up an important role.



# Other Infrastructure Projects

| SHUNDE ROADS PROJECT SUMMARY | |
|---|---|
| Location | Shunde district, Guangdong, PRC |
| Length | 102.4 km |
| Lane | Dual three lane |
| Class | Class 1 Highway |
| JV Contractual Operation Period | Aug 1996 – Aug 2026 |
| Profit Sharing Ratio | 25% |

| SHUNDE 105 ROAD PROJECT SUMMARY | |
|---|---|
| Location | Shunde district, Guangdong, PRC |
| Length | 40 km |
| Lane | Dual three lane |
| Class | Class 1 Highway |
| JV Contractual Operation Period | Jan 2001 – Dec 2025 |
| Profit Sharing Ratio | 30% |

## Shunde Roads and Shunde 105 Road (not under the portfolio of HHI)

Shunde Roads are a system of four interconnecting dual three-lane highways that form the core road network around the Shunde District of Foshan Municipality; whereas Shunde 105 Road is a separate major highway through the district.



Subsequent to the financial year-end, the disposal of the Group's interest in Shunde 105 Road project has become effective and the consideration of HK$438 million was received in full. The gain of approximately HK$178 million arising therefrom will be accounted for in the financial statements for the ensuing year.

The disposal of the Group's interest in Shunde Roads project has also become effective and a portion of the consideration amounting to HK$583 million was received subsequent to the financial year-end. A gain of approximately HK$314 million (mainly represents prior years' losses recovered) will be recognized in the financial statements for the ensuing year. The remaining balance of HK$240 million, which is unsecured, is receivable by 3 equal annual installments commencing from December 2005 and these amounts will be recognized as gains if and when received.

# Others

## Employees and Remuneration Policies

There were approximately 1,057 employees in the Group as at 30th June 2004. The Group continues to provide remuneration packages to employees with reference to prevailing market practices and individual performance. Various benefits including medical and personal accident insurance coverage are also provided to employees. In addition, training programs are conducted on an ongoing basis throughout the Group aiming at improving the employee productivity. Share options may be granted at the discretion of the Board of Directors to employees as appropriate.

## Relations with Shareholders and Investors

The Group is committed to fostering a good and long-term relationship through open and prompt communication with shareholders and investors. In addition to the annual general meeting which avails shareholders of opportunity to raise comments on the Group's performance with directors, press and analysts conferences are held at least twice a year subsequent to the interim and final results announcements at which the directors are available to answer queries on the Group. Copies of presentation materials at the conferences are made available to the public through our corporate website www.hopewellholdings.com, which also contains a wide range of additional information on the Group's business activities and is interlinked with the listed subsidiary HHI's website www.hopewellhighway.com.

## Community Relations

As a committed and responsible corporate citizen, the Group continued to support a wide spectrum of community activities such as Casual Dress Day, Blood Donation, Toys Donation, Food Donation, Fund Raising for charitable organizations like Crisis Service for Youth and Worldwide Fund for Nature Hong Kong, Walks for millions. We also continued to support education in the Mainland China through donations in universities.

# Financial Review

## Group Results

For the year ended 30th June, 2004, the Group's turnover by activities and their respective earnings before interest and tax were reported as follows:

| | *Turnover* | | *Earnings before interest and tax* | |
|---|---|---|---|---|
| *In HK$ million* | *2003* | ***2004*** | *2003* | ***2004*** |
| Infrastructure project investment | 74 | **50** | 635 | **799** |
| Property letting, agency & management | 328 | **291** | 217 | **173** |
| Hotel operations, restaurant & catering | 225 | **276** | 19 | **76** |
| Construction & project management | 172 | **36** | (34) | **(9)** |
| Others | – | – | 2 | **35** |
| | 799 | **653** | 839 | **1,074** |

| | *Results* | |
|---|---|---|
| *In HK$ million* | *2003* | ***2004*** |
| Earnings before interest & tax *(Note 1)* | 839 | **1,074** |
| Exceptional items | 366 | **975** |
| Finance costs *(Note 2)* | (372) | **(233)** |
| Taxation *(Note 3)* | (122) | **(51)** |
| Minority interests | (99) | **(311)** |
| Net profit *(Note 3)* | 612 | **1,454** |

*Note:*

*(1) Earnings before interest & tax is the sum of (i) profit from operations before impairment loss written back/ gain on disposal of TJB project and losses on properties and investment of HK$135 million (2003: HK$129 million); and (ii) share of profits of jointly controlled entities and associates totalling HK$939 million (2003: HK$710 million).*

*(2) The amount included interest expenses and related finance costs of Notes totalling HK$151 million (2003: HK$237 million).*

*(3) The comparative figure of last year has been restated following the adoption of Statement of Standard Accounting Practice ("SSAP") 12 (Revised) "Income Taxes" retrospectively.*

The Group's turnover for the year ended 30th June, 2004 was HK$653 million as compared with HK$799 million of last financial year. Since equity accounting method is adopted, turnover attributable to the Group from the PRC joint ventures (the "Joint Ventures") has not been accounted for in the Group's turnover. Toll revenue of the GS Superhighway, ESW Ring Road and Phase I West joint venture amounted to RMB 2,810 million for the financial year ended 30th June, 2004, representing a 21% increase over last year.

The Group's earnings before interest and tax ("EBIT") from recurring operating activities increased by 28% to HK$1,074 million from HK$839 million of the last financial year, mainly attributable to the growth in traffic and toll revenue of GS Superhighway, which, under the equity accounting method, is reflected in the Group's attributable share of profits of the Joint Ventures. During the year, the improved operating results from the hospitality business also contributed to the EBIT increase.

The Group reported a net profit of HK$1,454 million, an increase of 138% as compared with HK$612 million of the last financial year. The increase, after deducting the cost for share option cancellation and the minority interests, mainly comes from, (i) the encouraging results of the road infrastructure projects of HK$799 million (or 26% increase as compared with the last financial year), (ii) lower finance cost of HK$233 million as compared to HK$372 million of the last corresponding year resulting from the lower debt level, (iii) the disposal gain of HK$580 million resulting from the TJB project, which was concluded in August 2003, and (iv) the IPO gain of HK$484 million due to the listing of HHI in August 2003.

## Liquidity and Financial Resources

The Group has strengthened its financial position, resulting in positive net cash position at the end of the financial year. With zero net debt, the net debt to equity ratio also correspondingly became zero, compared with 14% of last financial year. Interest coverage ratio increased to 5.3 times (2003: 2.7 times).

Excluding the US dollar denominated unsecured Notes of US$194 million due and fully repaid in August 2004, the Group's total borrowings amounted to HK$1,234 million (2003: HK$2,952 million). After deducting deposits and cash holdings of approximately HK$1,239 million (2003: HK$1,051 million), the Group was in positive net cash position (2003: net debt of HK$1,901 million) as at the financial year-end. Subsequently, as at 31st August, 2004, the Group's net cash position has increased to approximately HK$1.5 billion while the total available facilities were approximately HK$4.0 billion.

In managing the debt portfolio, the Group has endeavoured to take advantage of the favourable loan market conditions and successfully arranged a HK$2,880 million syndication loan and various bilateral bank loans. The syndicated loan is a 5-year unsecured revolving facility arranged in October 2003 and was well supported by the banking community with participation by a group of eleven reputable banks.

As the majority of the Group's borrowings, excluding the Notes due in August 2004, carries interest at floating rates and is denominated in Hong Kong dollars, the Group's exposure to exchange rate fluctuation is insignificant.

In managing the asset portfolio, the Group has remarkable achievements during the financial year ended 30th June, 2004. Firstly, the Group successfully spun off 25% of its shareholding in HHI, and received over HK$3 billion from the listing. Secondly, the Group concluded its disposal of TJB project in Indonesia in August 2003. The aggregate cash consideration, receivable in instalments, is approximately HK$2,388 million which, if fully settled, will enable the Group to generate a net cash surplus of approximately HK$1,660 million after discharging all liabilities relating to the project. Up to 30th June, 2004, the disposal has generated a net cash surplus of HK$940 million to the Group.


HH
HH FINANCE LIMITED
HK$2,880,000,000 SYNDICATED LOAN FACILITY

The debt maturity profile was spread out over different terms, with 81% of debts being due beyond four years while only 19% due within one (excluding the US$194 million fixed rate notes maturing in August 2004 which a cash reserve was set aside to sufficiently cover all outstanding principals and coupons when due). Such maturity structure enabled the Group to have sufficient flexibility in managing its current and future funding needs.

The maturity profile of the Group's borrowing as at 30th June, 2004, other than the Notes due and fully repaid in August 2004, is shown as follows:

| *At 30th June* | *2003* | ***2004*** |
|---|---|---|
| Within 1 year | 25% | **19%** |
| 1-2 years | 21% | – |
| 2-5 years | 54% | **81%** |

Management of the Group's financing and treasury activities were centralized at the corporate level. The use of financial instruments is strictly controlled and is solely for managing the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings.

With bank deposits and cash in hand as well as available banking facilities, the Group maintains strong and sound liquidity position, having sufficient financial resources to fund its recurring operating activities, its present investment as well as future investment opportunities.

The Group's capitalization structure is shown as follows:

| *At 30th June* | *2003* | ***2004*** |
|---|---|---|
| *HK$ million* | | |
| Equity (Note) | 13,653 | **14,866** |
| Net debt | 1,901 | **N/A** |
| Total capitalization (Note) | 18,079 | **17,574** |
| *In %* | | |
| Net debt vs total capitalization | 11% | **N/A** |
| Net debt vs equity | 14% | **N/A** |

*Note:*
*The comparative figures of last corresponding period have been restated following the adoption of SSAP 12 (Revised) "Income Taxes" retrospectively.*

## Charges on Assets

During the year, mortgages on the Group's properties were discharged upon refinancing of the bank loans by unsecured bank borrowings. The pledge of the Group's interest in a jointly controlled entity engaging in the development of an infrastructure project was also released upon full repayment of bank loan in the year.

## Project Commitments

Details of the project commitments are set out in note 40 to the financial statements.

## Contingent Liabilities

Details of the contingent liabilities are set out in note 42 to the financial statements.

# Report of the Directors

The directors have pleasure in presenting their annual report on the affairs of the Company and the Group together with the audited financial statements for the year ended 30th June, 2004.

## Principal Activities

The principal activity of the Company is investment holding and its subsidiaries are active in the field of investment in infrastructure projects, property development and investment, property agency and management, hotel operations and management, restaurant operations and food catering, construction and project management.

## Results

The results of the Group for the year ended 30th June, 2004 are set out in the consolidated income statement on page 51.

## Dividends

The directors recommended the payment of a final dividend of HK30 cents (2003: HK18 cents) per share which, together with an interim dividend of HK10 cents (2003: HK7 cents) and a special interim dividend of HK30 cents (2003: Nil) per share paid on 25th March, 2004, represents a total dividend distribution of HK70 cents (2003:HK25 cents) per share, totaling HK$622 million in respect of the year ended 30th June, 2004 (2003: HK$219 million). The dividends proposed have been incorporated in the financial statements.

## Major Projects and Events

Details regarding major projects undertaken by the Group and events that have taken place during the year under review are incorporated under the section "Operations Review" as set out on pages 14 to 33.

## Share Capital

Movements in share capital of the Company during the year are set out in note 32 to the financial statements.

## Reserves

Movements in reserves during the year are set out in note 33 to the financial statements.

## Donations

Donations made by the Group during the year for charitable and other purposes amounted to HK$4,495,000.

## Fixed Assets

Movements in investment properties and property, plant and equipment during the year are set out in notes 17 and 18 to the financial statements respectively. Particulars regarding the major properties and property interests of the Group are set out on pages 111 and 112.

## Major Customers and Suppliers

During the year, the turnover attributable to the Group's five largest customers combined was less than 30% of the Group's turnover. The five largest suppliers of the Group accounted for less than 30% of the Group's total purchases for the year.

## Purchase, Sale or Redemption of Shares

There was no purchase, sale or redemption by the Company or any of its subsidiaries of shares in the Company during the year.

## Directors

The Directors of the Company as at the date of the report are set out on pages 10 to 13 of the annual report. Changes and re-designation of titles during the year and up to the date of this report are as follows:

| | |
|---|---|
| Mr. Eddie Ping Chang HO | (re-designated as Vice Chairman and Managing Director on 6th August, 2003) |
| Mr. Thomas Jefferson WU | (re-designated as Deputy Managing Director on 6th August, 2003) |
| Mr. Andy Lee Ming CHEUNG | (appointed on 16th July, 2003) |
| Mr. Eddie Wing Chuen HO Junior | (appointed on 6th August, 2003) |
| Mr. Lawrence Sai Kit MIAO | (retired at the annual general meeting held on 21st October, 2003) |
| Mr. Alan Chi Hung CHAN | (resigned on 25th July, 2003) |
| Mr. Lee Yick NAM | (appointed on 6th September, 2004) |

In accordance with the Company's Articles of Association, Sir Gordon Ying Sheung WU, Messrs. Henry Hin Moh LEE, Robert Van Jin NIEN, Carmelo Ka Sze LEE, Thomas Jefferson WU and Lee Yick NAM will retire at the forthcoming Annual General Meeting and all of them, being eligible, offer themselves for re-election.

## Profile of Directors

Profile of Directors of the Company as at the date of the report are set out on pages 10 to 13.

## Senior Management

Mr. Tai Tei YU, aged 44, Qualified Accountant, joined the Group in October 2000 as the Group Financial Controller. He is involved in the Group's finance and accounting activities as well as operation review. He has a Master degree in Business Administration from Warwick University. He is a fellow member of the Hong Kong Society of Accountants, the Association of Chartered Certified Accountants, the Hong Kong Institute of Company Secretaries, the Institute of Chartered Secretaries and Administrators; and a member of the Certified General Accountants Association of Canada. Prior to joining the Group, he has worked for renowned multi-national companies and Inland Revenue Department in the areas of business control, finance and accounting, audit and tax.

Various businesses of the Group are respectively under the direct responsibility of the Executive Directors of the Company who are also regarded as members of the Group's senior management.

## Directors' Interest in Contracts of Significance

No contracts of significance to which the Company or any of its subsidiaries was a party or were parties and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

## Directors' Interests in Shares, Underlying Shares and Debentures

As at 30th June, 2004, the interests and short positions of the directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") were as follows:

**(A) the Company**[(i)]

| | Shares | | | | | | |
|---|---|---|---|---|---|---|---|
| *Directors* | *Personal interest (held as beneficial owner)* | *Family interests (interests of spouse or child under 18)* | *Corporate interests*[(ii)] *(interests of controlled corporation)* | *Other interests* [(iii)] | *Underlying Shares of Equity derivatives* [(iv)] *(i.e. share option)* | *Total interests* | *% of issued share capital* |
| Gordon Ying Sheung WU | 63,494,032 | 21,910,000[(v)] | 111,250,000[(vi)] | 30,680,000 | 8,000,000 | 235,334,032[(x)] | 26.62% |
| Eddie Ping Chang HO | 25,360,000 | 246,000 | 2,050,000 | – | – | 27,656,000 | 3.13% |
| Thomas Jefferson WU | 24,450,000 | – | 820,000 | – | 2,400,000 | 27,670,000 | 3.13% |
| Josiah Chin Lai KWOK | 2,000,000 | – | – | – | 1,000,000 | 3,000,000 | 0.34% |
| Henry Hin Moh LEE | 7,695,322 | – | – | – | – | 7,695,322 | 0.87% |
| Robert Van Jin NIEN | 100,000 | – | – | – | 1,000,000 | 1,100,000 | 0.12% |
| Guy Man Guy WU | 2,645,650 | – | – | – | – | 2,645,650 | 0.30% |
| Ivy Sau Ping KWOK WU | 21,910,000 | 113,554,032[(vii)] | 61,190,000[(viii)] | 30,680,000 | 8,000,000[(ix)] | 235,334,032[(x)] | 26.62% |
| Linda Lai Chuen LOKE | – | 1,308,981 | – | – | – | 1,308,981 | 0.15% |
| David Yau-gay LUI | 8,537 | – | – | – | – | 8,537 | 0.00% |

*Notes:*

(i) *All interests in the shares and underlying shares of equity derivatives of the Company were long positions. None of the directors or chief executives held any short position in the shares and underlying shares of equity derivatives of the Company.*

(ii) *The corporate interests were beneficially owned by a company in which the relevant director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.*

(iii) *The other interests in 30,680,000 shares represented the interests held by Sir Gordon Ying Sheung WU ("Sir Gordon WU") jointly with his wife Lady Ivy Sau Ping KWOK WU ("Lady Ivy WU").*

(iv) *The interests in underlying shares of equity derivatives represented interests in options granted to the directors under the 1994 Share Option Scheme to subscribe for shares of the Company, further details of which are set out in the section headed "Share Options of the Company".*

(v) *The family interests in 21,910,000 shares represented the interests of Lady Ivy WU.*

(vi) *The corporate interests in 111,250,000 shares held by Sir Gordon WU included the interests in 61,190,000 shares referred to in Note (viii).*

(vii) *The family interests in 113,554,032 shares represented the interests of Sir Gordon WU, the husband of Lady Ivy WU. This figure included 50,060,000 shares held by Sir Gordon WU through corporations.*

(viii) *The corporate interests in 61,190,000 shares were held through corporations owned by Sir Gordon Ying Sheung WU and Lady Ivy WU as to 50% each.*

(ix) *These represented interests of options granted to Sir Gordon WU.*

(x) *Sir Gordon WU and Lady Ivy WU were deemed under the SFO to have same interests with each other.*

## (B) Associated Corporations

### (a) Hopewell Highway Infrastructure Limited ("HHI")

| | | Underlying shares of Equity derivatives[i] (i.e. HHI warrants) | | | | | |
|---|---|---|---|---|---|---|---|
| ***Directors*** | ***HHI Shares*** | ***Personal interests (held as beneficial owner)*** | ***Family interests (interests of spouse or child under 18)*** | ***Corporate interests [ii] (interests of controlled corporation)*** | ***Other interests*** | ***Total interests*** | ***% of issued share capital*** |
| Gordon Ying Sheung WU | 300,000[iii] | 6,249,403 | 2,191,000[iii] | 11,124,999[iv] | 3,068,000[v] | 22,933,402[x] | 0.80% |
| Eddie Ping Chang HO | – | 1,936,000 | 24,600 | 205,000 | – | 2,165,600 | 0.08% |
| Thomas Jefferson WU | 100,000[vi] | 2,435,000 | – | 82,000 | – | 2,617,000 | 0.09% |
| Henry Hin Moh LEE | – | 279,530 | – | – | – | 279,530 | 0.01% |
| Robert Van Jin NIEN | – | 10,000 | – | – | – | 10,000 | 0.00% |
| Guy Man Guy WU | – | 264,565 | – | – | – | 264,565 | 0.01% |
| Ivy Sau Ping KWOK WU | 300,000[vii] | 2,191,000 | 11,255,403[viii] | 6,118,999[ix] | 3,068,000[v] | 22,933,402[x] | 0.80% |
| Linda Lai Chuen LOKE | – | – | 130,898 | – | – | 130,898 | 0.00% |
| David Yau-gay LUI | – | 853 | – | – | – | 853 | 0.00% |

*Notes:*

(i) *These represented warrants of HHI, which conferred rights to subscribe for HHI shares at HK$4.18 per HHI share (subject to adjustments) exercisable during a period of 3 years from 6th August, 2003 to 5th August, 2006.*

(ii) *These HHI warrants were beneficially owned by a company in which the relevant director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.*

(iii) *The interests in 300,000 HHI shares and 2,191,000 underlying shares of HHI warrants were interests held by Lady Ivy Sau Ping KWOK WU ("Lady Ivy WU"), the wife of Sir Gordon Ying Sheung WU ("Sir Gordon WU"). The former interests represented the same block of shares in Note (vii).*

(iv) *The corporate interests in 11,124,999 underlying shares of HHI warrants held by Sir Gordon WU included the corporate interests in 6,118,999 underlying shares of HHI warrants referred to in Note (ix).*

(v) *The other interests in 3,068,000 underlying shares of HHI warrants represented the interests held jointly by Sir Gordon WU and Lady Ivy WU.*

(vi) *The interests in 100,000 HHI shares represented beneficial interests of Mr. Thomas Jefferson WU.*

(vii) *The interests in 300,000 HHI shares were personal interests beneficially owned by Lady Ivy WU and represented the same block of shares in Note (iii).*

(viii) *The family interests in 11,255,403 underlying shares of HHI warrants represented the interests of Sir Gordon WU, the husband of Lady Ivy WU. This figure included 5,006,000 underlying shares of HHI warrants held by Sir Gordon WU through corporations.*

(ix) *The corporate interests in 6,118,999 underlying shares of HHI warrants were held through corporations owned by Sir Gordon WU and Lady Ivy WU as to 50% each.*

(x) *Sir Gordon WU and Lady Ivy WU were deemed under the SFO to have same interests with each other.*

(b) HCNH Insurance Brokers Limited ("HCNH")

Mr. Eddie Ping Chang HO together with his associate beneficially owned 600,000 ordinary shares of HCNH, representing 50% of its issued share capital, through Hong Kong Insurance Agency Limited which was 100% owned by him together with his associate.

(c) Guangzhou-Shenzhen Superhighway (Holdings) Ltd. ("GSSH")

Mr. Thomas Jefferson WU beneficially owned the 9$^{7}/_{8}$% Notes due 2004 (which matured on 15th August, 2004) for a face amount of US$4,850,000 issued by GSSH through companies 100% controlled by him.

All the above interests in the shares, underlying shares of equity derivatives and debentures of associated corporations were long positions.

Save as aforesaid, as at 30th June, 2004, none of the directors or chief executives had any other interests or short positions in shares, underlying shares and debentures of associated corporations which had been entered in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

## Share Options of the Company

The shareholders of the Company approved the termination (to the effect that no further options shall be offered) of the 1994 Share Option Scheme and the adoption of a new share option scheme (the "2003 Share Option Scheme") both effective on 1st November, 2003. As at 30th June, 2004, options to subscribe for a total of 14,200,000 option shares were still outstanding under the 1994 Share Option Scheme. No option has been granted under the 2003 Share Option Scheme.

The following is a summary of some of the principal terms of these share option schemes (for the 1994 Share Option Scheme, only those terms applying to the outstanding option shares are set out).

**(i) 1994 Share Option Scheme**

(a) The purpose of the 1994 Share Option Scheme is to give an interest to executive directors and employees of the Company or any of its subsidiaries in preserving and maximizing shareholder value in the long term. It also enables the Company to attract and retain experienced and capable individuals by providing them with incentives for future performance.

Under the 1994 Share Option Scheme and the Listing Rules, the maximum number of shares in the Company in respect of which options may be granted (together with shares issued pursuant to options exercised and shares in respect of which any option remains outstanding) will not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of adoption of the 1994 Share Option Scheme. The maximum entitlement of each participant under the 1994

Share Option Scheme in any 12-month period must not exceed 1% of the issued share capital of the Company.

The period under which an option may be exercised will be determined by the Board of Directors of the Company in its discretion, save that an option may not be exercised earlier than 6 months after the date of grant (i.e. the date on which the option is accepted) and shall expire not later than 10 years after the date of grant. An option is open for acceptance for a period of 28 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option. The exercise price for an option shall be such price as the Board of Directors of the Company may in its absolute discretion determine at the time of grant of the relevant option and shall be stated in the letter containing the offer of the grant of option. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant; and (c) the nominal value of a share in the Company.

The 1994 Share Option Scheme was terminated on 1st November, 2003. No further options may be granted under the 1994 Share Option Scheme but in all other respects the provisions of the 1994 Share Option Scheme shall remain in force. However, all options granted prior to the termination of the 1994 Share Option Scheme shall continue to be subject to the provisions of the 1994 Share Option Scheme.

(b) Particulars of the options held by the executive directors of the Company and employees granted under the 1994 Share Option Scheme are set out below:

| *Directors* | *Date of grant* | *Exercise Price HK$* | *Balance of outstanding options at 01/07/2003* | *Options granted during the year* | *Options exercised during the year* | *Options cancelled/ lapsed during the year* | *Balance of outstanding options at 30/06/2004* | *Exercise period* | *Closing price immediately before date of grant falling within year HK$* |
|---|---|---|---|---|---|---|---|---|---|
| Gordon Ying Sheung WU | 09/09/2003 | 9.55 | – | 8,000,000 | – | – | 8,000,000 | 09/03/2004 – 09/09/2008 | 9.40 |
| Eddie Ping Chang HO | 09/09/2003 | 9.55 | – | 6,000,000 | 6,000,000 | – | – | 09/03/2004 – 09/09/2008 | 9.40 |
| Thomas Jefferson WU | 03/04/2002 | 6.15 | 2,500,000 | – | 100,000 | – | 2,400,000 | 03/10/2002 – 02/10/2005 | – |
| Josiah Chin Lai KWOK | 28/03/2002 | 6.15 | 3,000,000 | – | 2,000,000 | – | 1,000,000 | 28/09/2002 – 27/09/2005 | – |
| Robert Van Jin NIEN | 01/04/2002 | 6.15 | 1,000,000 | – | – | – | 1,000,000 | 1/10/2002 – 30/09/2005 | – |
| Employees (Note) | 02/04/2002 | 6.15 | 1,800,000 | – | – | – | 1,800,000 | 2/10/2002 – 01/10/2005 | – |
| **Total** | | | **8,300,000** | **14,000,000** | **8,100,000** | – | **14,200,000** | | |

*Note:*
*Subsequent to the resignation of Mr. Alan Chi Hung CHAN as director of the Company on 25th July, 2003, the options granted to him was reclassified under options granted to employees.*

The weighted average closing price of the shares of the dates immediately before the dates on which the options were exercised during the year was HK$14.40.

The options granted on 9th September, 2003 are exercisable during a period of 4.5 years after the expiry of 6 months from the date of grant.

The options granted, other than those granted on 9th September, 2003, are exercisable in the following manner:

| *Maximum proportion of options exercisable including the proportion of options previously exercised* | *Exercisable period* |
|---|---|
| 1/3 | From the expiry of 6 months from the date of grant of option up to 18 months from the date of grant |
| 2/3 | From the expiry of 18 months from the date of grant of option up to 30 months from the date of grant |
| 3/3 | From the expiry of 30 months from the date of grant of option up to 42 months from the date of grant |

The fair value of the share options granted during the year with the exercise price per share of HK$9.55 using the Black-Scholes option pricing model is estimated at HK$6.8. The value is estimated based on the risk-free of 3.37% per annum with reference to the rate on the 4-year Exchange Fund Notes, an estimated historical volatility of 35.8% of the closing price of the shares of the Company for the year ended 30th June, 2004, and assuming an expected option life of 4.2 years and same level of annual dividends as the current year's regular dividends of HK40 cents per share over the option life.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the characteristics of the options granted during the year are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

**(ii) 2003 Share Option Scheme**

The 2003 Share Option Scheme is designated to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and / or providing benefits to any eligible persons (including substantial shareholders of the Company, directors or employees or consultants, professionals or advisers of / to each member of the Group) and for such other purposes as the Board may approve from time to time.

Under the 2003 Share Option Scheme, the maximum number of shares in the Company in respect of which options may be granted (together with shares issued pursuant to options exercised and shares in respect of which any option remains outstanding) will not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of adoption of the 2003 Share Option Scheme, unless a fresh approval from the shareholders is obtained. The maximum entitlement of each participant under the 2003 Share Option Scheme in any 12-month period must not exceed 1% of the issued share capital of the Company. As at the date of this report, a total of 87,748,212 shares (representing approximately 9.80% of the issued share capital of the Company) are available for issue under the 2003 Share Option Scheme.

The period under which an option may be exercised will be determined by the Board of Directors of the Company in its discretion, save that an option shall expire not later than 10 years after the date of grant. An option is open for acceptance for a period of 14 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option. The exercise price for an option shall be such price as the Board of Directors of the Company may in its absolute discretion determine at the time of grant of the relevant option and shall be stated in the letter containing the offer of the grant of option. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant (deemed to be the date of offer), which must be a business day; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant; and (c) the nominal value of a share in the Company.

The 2003 Share Option Scheme will expire on 31st October, 2013, but any options then outstanding will continue to be exercisable.

During the year under review, no option was granted by the Company under the 2003 Share Option Scheme.

## Share Options of HHI

The share option scheme of HHI was approved by the written resolutions of the then sole shareholder of HHI passed on 16th July, 2003 and approved by shareholders of the Company at an extraordinary general meeting held on 16th July, 2003 (the "Option Scheme"). The purpose of the Option Scheme is to provide HHI with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to (i) any executive or non-executive directors including independent non-executive directors or any employees of each member of the HHI group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the HHI group; (iii) any consultants, professional and other advisers to each member of the HHI group; (iv) any chief executives, or substantial shareholders of HHI; (v) any associates of director, chief executive or substantial shareholder of HHI and (vi) any employees of substantial shareholder of HHI or such other purposes as the board of directors of HHI may approve from time to time.

Under the Option Scheme, the maximum number of shares in HHI which may be issued upon exercise of all options to be granted under the Option Scheme and any other share option scheme of HHI will not exceed 10% of the total number of shares of HHI in issue immediately following completion of the initial public offering, unless a fresh approval of shareholders of HHI is obtained. The maximum entitlement of each participant under the Option Scheme in any 12-month period must not exceed 1% of the issued share capital of HHI. As at the date of this report, a total of 288,000,000 shares (representing 9.998% of the issued share capital of HHI) are available for issue under the Option Scheme.

The period during which an option may be exercised will be determined by the board of directors of HHI in its discretion and shall expire not later than 10 years after the date of grant. An option is open for acceptance for a period of 28 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option.

The exercise price for an option shall be such price as the board of directors of HHI may in its absolute discretion determine and notified to a participant. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant, being the date on which the offer is accepted (or, if such date is not a business day, the next following business day ("Grant Date")); (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the Grant Date; and (c) the nominal value of a share in HHI.

The Option Scheme will expire on 15th July, 2013. No option was granted by HHI since the adoption of the Option Scheme.

## Arrangements to Acquire Shares or Debentures

Save as disclosed in the previous section headed "Share Options of the Company" and "Share Options of HHI", at no time during the year ended 30th June, 2004 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

## Employees and Remuneration Policies

There were approximately 1,057 employees in the Group as at 30th June, 2004. The Group continues to provide remuneration packages to employees with reference to prevailing market practices and individual performance. Various benefits include medical and personal accident insurance coverage are also provided to employees. In addition, training programs are conducted on an ongoing basis throughout the Group aiming at improving employee productivity. Share options may be granted at the discretion of the Board of Directors to employees as appropriate.

## Service Contracts of Directors

No directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without the payment of compensation (other than statutory compensation). All the Independent Non-Executive directors of the Company are appointed for a fixed period but subject to retirement by rotation at the annual general meeting of the Company in accordance with the Company's Articles of Association.

## Retirement and Pension Plan

To comply with the statutory requirements of the Mandatory Provident Fund ("MPF") Scheme Ordinance, the Group has set up the MPF Schemes. Mandatory contributions to these schemes are made by both the employers and employees at 5% of the employees' monthly relevant income capped at HK$20,000. During the year, the Group made contributions to the MPF Schemes amounted to HK$6,841,000.

## Management Contracts

No contracts of significance concerning the management and administration of the whole or any substantial part of any business of the Company were entered into during the year or subsisted at the end of the year.

## Substantial Shareholder

As at 30th June, 2004, to the best knowledge of the directors, the interests of person (other than directors and chief executives of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

| *Name* | *Capacity* | *No. of Shares (corporate interests)* (i) | *% of issued share capital* (ii) |
|---|---|---|---|
| The Capital Group Companies, Inc. | Investment Manager | 43,898,000 | 4.97% |

*Note:*

*(i) The interests represent long positions in the shares of the Company.*

*(ii) An interest of 5.01% was recorded on the register required to be kept under section 336 of the SFO based on the relevant notification dated 27th October, 2003. However, 43,898,000 Shares of the Company were equivalent to approximately 4.97% of the issued share capital of the Company as at 30th June, 2004.*

Save as disclosed above, the Company has not been notified of any other interest or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under section 336 of the SFO as at 30th June, 2004.

## Code of Best Practice

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year ended 30th June, 2004.

## Audit Committee

The Company has established an audit committee since March 1999 with written terms of reference which deal clearly with its authority and duties in compliance with paragraph 14 of The Code of Best Practice. The audit committee's principal duties are the review and supervision of the Company's financial reporting process and internal control systems. It has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing internal control, and financial reporting matters including review of unaudited interim financial statements and audited annual financial statements. Subsequent to the appointment of Mr. Lee Yick NAM as the new Chairman on 6th September, 2004, the Audit Committee comprises three independent non-executive directors. The other two members are Ms. Linda Lai Chuen LOKE and Mr. Guy Man Guy WU.

## Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors, as at the date of this report, there is sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

## Financial Assistance to a non wholly-owned subsidiary

During the year, a wholly-owned subsidiary named Hopewell (Huadu) Estate Investment Company Limited has provided unsecured shareholder loans of approximately RMB 200 million to its 95% owned subsidiary named Guangzhou Hopewell (Huadu) Estate Investment Company Limited at lending rates quoted by The People's Bank of China to finance a property development project, which shall be repayable on 31st December, 2005.

## Disclosure under Chapter 13 of the Listing Rules

The Company through its subsidiaries has entered into contractual joint venture agreements and has undertaken substantial investments for development of certain infrastructure and property projects. The capital investments and advances made to the joint venture companies and associates ("the Affiliated Companies") were classified and disclosed under the headings "Interests in Jointly Controlled Entities" and "Interests in Associates" in the consolidated balance sheet as at 30th June, 2004.

A proforma combined balance sheet of the Affiliated Companies as at 30th June, 2004, is presented below:

| *In HK$ Million* | *Combined total* | *Funds injected by the Group* |
|---|---|---|
| Total assets | 22,064 | |
| Financed by: | | |
| Registered capital/share capital | 2,438 | 1,409 |
| Reserves | 153 | |
| Accumulated losses | (134) | |
| | 2,457 | |
| Long term liabilities | | |
| – Advances from shareholders/ joint venture partners/related companies | 7,184 | 2,052 |
| – Other long-term loans | 10,561 | |
| | 17,745 | |
| Current liabilities | 1,862 | 380 |
| Total equity and liabilities | 22,064 | 3,841 |

* *With the exception of the investment in a property-development joint venture which is immaterial, all property, plant and equipment, including essential production facilities, will be reverted to PRC joint venture partners without compensation at the end of the joint venture co-operation period. Disclosure of the attributable interests of the Group in the assets and liabilities of the Affiliated Companies is deemed not appropriate.*

## Post Balance Sheet Events

Details of the post balance sheet events are set out in note 47 to the financial statements.

## Auditors

A resolution to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board

**Sir Gordon Ying Sheung WU** GBS, KCMG, FICE
*Chairman*

Hong Kong, 6th September, 2004

# Contents


| | PAGE(S) |
|---|---|
| REPORT OF THE AUDITORS | 50 |
| CONSOLIDATED INCOME STATEMENT | 51 |
| CONSOLIDATED BALANCE SHEET | 52 |
| COMPANY BALANCE SHEET | 54 |
| CONSOLIDATED STATEMENT OF CHANGES IN EQUITY | 55 |
| CONSOLIDATED CASH FLOW STATEMENT | 56 |
| NOTES TO THE FINANCIAL STATEMENTS | 58 |

**Deloitte.**
**德勤**

TO THE MEMBERS OF HOPEWELL HOLDINGS LIMITED
*(incorporated in Hong Kong with limited liability)*

We have audited the financial statements on pages 51 to 110 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

## RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June, 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

**Deloitte Touche Tohmatsu**
Certified Public Accountants
Hong Kong
6th September, 2004

# Consolidated Income Statement

*For the year ended 30th June, 2004*

| | Notes | 2003 HK$'000 (restated) | 2004 HK$'000 |
|---|---|---|---|
| Turnover | 4 | 799,177 | **653,337** |
| Cost of sales and services | | (495,759) | **(341,939)** |
| | | 303,418 | **311,398** |
| Other operating income | 6 | 121,326 | **138,208** |
| Selling and distribution costs | | (23,812) | **(21,742)** |
| Administrative expenses | | (161,957) | **(177,139)** |
| Other operating expenses | 7 | (110,301) | **(115,995)** |
| Impairment loss written back/gain on disposal of infrastructure project | 8 | 366,000 | **580,415** |
| Losses on properties and investment | 9 | – | **(19,442)** |
| Profit from operations | 10 | 494,674 | **695,703** |
| Gain on deemed disposal of interests in subsidiaries | 11 | – | **483,847** |
| Loss on cancellation of share purchase option | 11 | – | **(70,000)** |
| Finance costs | 12 | (372,187) | **(233,637)** |
| Share of profits of | | | |
| Jointly controlled entities | | 687,974 | **900,133** |
| Associates | | 21,980 | **39,372** |
| Profit from ordinary activities before taxation | | 832,441 | **1,815,418** |
| Income tax expense | 13 | (121,806) | **(50,811)** |
| Profit before minority interests | | 710,635 | **1,764,607** |
| Minority interests | | (99,119) | **(310,617)** |
| Net profit for the year | | 611,516 | **1,453,990** |
| Dividends | 14 | 218,996 | **622,534** |
| | | HK$ | HK$ |
| Earnings per share | 15 | | |
| Basic | | 0.70 | **1.65** |
| Diluted | | N/A | **1.64** |

# Consolidated Balance Sheet

*At 30th June, 2004*

| | *Notes* | *2003 HK$'000* (restated) | ***2004 HK$'000*** |
|---|---|---|---|
| ASSETS | | | |
| Non-current Assets | | | |
| Investment properties | 17 | 5,655,400 | **5,890,800** |
| Property, plant and equipment | 18 | 1,492,652 | **552,448** |
| Properties for or under development | 20 | 1,018,336 | **907,691** |
| Interests in jointly controlled entities | 21 | 8,207,290 | **8,174,395** |
| Interests in associates | 22 | 77,523 | **19,426** |
| Other projects | 23 | 181,637 | **–** |
| Investments in securities | 24 | 39,329 | **731,942** |
| Long-term receivables | 25 | 276,052 | **146,780** |
| Defeasance/pledged deposits | 26 | 1,680,843 | **95,266** |
| | | 18,629,062 | **16,518,748** |
| Current Assets | | | |
| Inventories | 27 | 8,588 | **8,871** |
| Properties for sale | | 3,762 | **3,762** |
| Investments in securities – current portion | 24 | – | **1,046,195** |
| Trade and other receivables | 28 | 111,876 | **954,607** |
| Deposits and prepayments | | 227,127 | **24,984** |
| Loans receivable – current portion | 29 | 45,757 | **12,878** |
| Amounts due from customers for contract work | 30 | 323 | **–** |
| Defeasance deposits | 26 | 149,390 | **1,587,990** |
| Bank balances and cash | | 694,604 | **1,029,933** |
| | | 1,241,427 | **4,669,220** |
| Total Assets | | 19,870,489 | **21,187,968** |

# Consolidated Balance Sheet (continued)

*At 30th June, 2004*

| | Notes | 2003 HK$'000 (restated) | 2004 HK$'000 |
|---|---|---|---|
| **EQUITY AND LIABILITIES** | | | |
| **Capital and Reserves** | | | |
| Share capital | 32 | 2,189,955 | **2,210,205** |
| Reserves | 33 | 11,463,202 | **12,655,302** |
| | | 13,653,157 | **14,865,507** |
| **Minority Interests** | | 125,101 | **2,418,947** |
| **Non-current Liabilities** | | | |
| Long-term borrowings | 34 | 3,692,975 | **1,000,000** |
| Amounts due to associates | 36 | 17,786 | **11,657** |
| Warranty provisions | 42(a) | 164,059 | **164,059** |
| Deferred tax liabilities | 37 | 46,083 | **54,657** |
| | | 3,920,903 | **1,230,373** |
| **Current Liabilities** | | | |
| Trade and other payables | 31 | 1,075,960 | **756,756** |
| Rental and other deposits | | 111,560 | **78,304** |
| Amounts due to customers for contract work | 30 | 14,423 | **–** |
| Tax liabilities | | 242,906 | **130,682** |
| Current portion of long-term borrowings | 34 | 320,479 | **1,607,399** |
| Bank loans | | | |
| Secured | | 156,000 | **–** |
| Unsecured | | 250,000 | **100,000** |
| | | 2,171,328 | **2,673,141** |
| **Total Liabilities** | | 6,092,231 | **3,903,514** |
| **Total Equity and Liabilities** | | 19,870,489 | **21,187,968** |

**Josiah Chin Lai KWOK**
Director

**Thomas Jefferson WU**
Director

# Company Balance Sheet

*At 30th June, 2004*

| | Notes | 2003<br>HK$'000 | 2004<br>HK$'000 |
|---|---|---|---|
| **ASSETS** | | | |
| Non-current Assets | | | |
| Interests in subsidiaries | 19 | 13,298,847 | **12,774,140** |
| Interests in associates | 22 | 10,969 | **401** |
| Investments in securities | 24 | 3,000 | **3,000** |
| | | 13,312,816 | **12,777,541** |
| Current Assets | | | |
| Trade and other receivables | | 3,207 | **337** |
| Deposits and prepayments | | 3,050 | **933** |
| Bank balances and cash | | 1,571 | **186,959** |
| | | 7,828 | **188,229** |
| Total Assets | | 13,320,644 | **12,965,770** |
| **EQUITY AND LIABILITIES** | | | |
| Capital and Reserves | | | |
| Share capital | 32 | 2,189,955 | **2,210,205** |
| Reserves | 33 | 9,383,722 | **10,543,353** |
| | | 11,573,677 | **12,753,558** |
| Non-current Liabilities | | | |
| Amounts due to subsidiaries | 35 | 1,649,080 | **95,098** |
| Amounts due to associates | 36 | 11,376 | **5,278** |
| | | 1,660,456 | **100,376** |
| Current Liabilities | | | |
| Trade and other payables | | 22,043 | **21,542** |
| Tax liabilities | | 64,468 | **90,294** |
| | | 86,511 | **111,836** |
| Total Liabilities | | 1,746,967 | **212,212** |
| Total Equity and Liabilities | | 13,320,644 | **12,965,770** |

**Josiah Chin Lai KWOK**
Director

**Thomas Jefferson WU**
Director

# Consolidated Statement of Changes in Equity

*For the year ended 30th June, 2004*

| | *Total equity* *HK$'000* |
|---|---|
| At 1st July, 2002 | |
| – as previously reported | 13,794,220 |
| – prior period adjustment (note 2) | (39,736) |
| – as restated | 13,754,484 |
| Decrease on revaluation of investment properties | (335,049) |
| Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates | 2,990 |
| Share of reserves of jointly controlled entities and associates | 4,648 |
| Net losses not recognised in the consolidated income statement | (327,411) |
| Net profit for the year | 611,516 |
| Dividends paid | (385,432) |
| At 30th June, 2003 | 13,653,157 |
| Increase on revaluation of investment properties | 214,877 |
| Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates | 10,266 |
| Share of reserves of jointly controlled entities and associates | (25,380) |
| Net gain not recognised in the consolidated income statement | 199,763 |
| Net profit for the year | 1,453,990 |
| Dividends paid | (511,580) |
| Issue of new shares | 70,177 |
| **At 30th June, 2004** | **14,865,507** |

# Consolidated Cash Flow Statement

*For the year ended 30th June, 2004*

| | 2003<br>HK$'000 | 2004<br>HK$'000 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Profit from operations | 494,674 | **695,703** |
| Adjustments for: | | |
| Interest from | | |
| – jointly controlled entities | (58,409) | **(40,297)** |
| – defeasance and other bank deposits, loans and receivables | (95,592) | **(79,834)** |
| – held-to-maturity debt securities | – | **(71,259)** |
| Amortisation of premium on acquisition of held-to-maturity debt securities | – | **48,087** |
| Dividends from unlisted investments | (962) | **–** |
| Depreciation of property, plant and equipment | 8,912 | **14,544** |
| Amortisation of cost of investment in jointly controlled entities | 77,271 | **102,638** |
| Impairment loss written back/gain on disposal of infrastructure project | (366,000) | **(580,415)** |
| Gain on disposal of other property, plant and equipment | (6,146) | **(2,270)** |
| Impairment loss on investment securities recognised | 7,540 | **–** |
| Unrealised holding loss on other investments | 1,693 | **–** |
| Loss on repurchase of notes | 3,509 | **–** |
| Losses on properties and investment | – | **19,442** |
| Operating cash flows before movements in working capital | 66,490 | **106,339** |
| Decrease (increase) in inventories | 1,108 | **(283)** |
| Decrease in trade and other receivables, and deposits and prepayments | 11,979 | **31,868** |
| (Decrease) increase in trade and other payables, and rental and other deposits | (45,247) | **18,704** |
| Decrease in amounts due from customers for contract work | 11,604 | **323** |
| Decrease in amounts due to customers for contract work | (1,256) | **(14,423)** |
| Cash generated from operations | 44,678 | **142,528** |
| Hong Kong Profits Tax paid | (2,516) | **(70,138)** |
| Taxation elsewhere paid | (14,117) | **(4,024)** |
| Hong Kong Profits Tax refunded | 116 | **–** |
| NET CASH FROM OPERATING ACTIVITIES | 28,161 | **68,366** |

# Consolidated Cash Flow Statement (continued)

*For the year ended 30th June, 2004*

| | Note | 2003 HK$'000 | 2004 HK$'000 |
|---|---|---|---|
| INVESTING ACTIVITIES | | | |
| Interest received | | 52,253 | **89,971** |
| Dividends received | | 257,360 | **489,556** |
| Additions to investment properties | | (4,149) | **(20,523)** |
| Additions to property, plant and equipment | | (23,056) | **(41,234)** |
| Interests in associates | | 572 | **(39)** |
| Advances from (repayment to) associates | | 2,386 | **(6,129)** |
| Investments in and loans to jointly controlled entities | | (268,804) | **(151,780)** |
| Repayments of loans by jointly controlled entities | | 553,387 | **187,470** |
| (Increase) decrease in other investments | | (19,748) | **18,055** |
| Repayment from other projects | | 281,339 | **413** |
| Acquisition of held-to-maturity debt securities | | – | **(2,091,378)** |
| Proceeds on disposal of held-to-maturity debt securities | | – | **243,828** |
| Cash paid for cancellation of share purchase option | | – | **(70,000)** |
| Additions to properties for or under development | | (127,164) | **(94,538)** |
| Net proceeds received on disposal of | | | |
| – infrastructure project | | – | **1,389,028** |
| – other property, plant and equipment | | 13,045 | **3,105** |
| Payment of project development expenditure and contractors' deposits | | – | **(363,089)** |
| Deposits on infrastructure project refunded | | – | **143,400** |
| Decrease in long-term receivables | | 464,282 | **32,540** |
| Disposal of subsidiaries | 38 | – | **7,572** |
| Decrease in defeasance deposits | | 3,349,629 | **149,160** |
| Decrease in bank deposits pledged | | 2,244 | **–** |
| NET CASH FROM (USED IN) INVESTING ACTIVITIES | | 4,533,576 | **(84,612)** |
| FINANCING ACTIVITIES | | | |
| Interest paid | | (387,921) | **(166,653)** |
| Loan arrangement fees and bank charges paid | | (8,621) | **(24,055)** |
| Dividends paid to | | | |
| – shareholders | | (385,432) | **(511,580)** |
| – minority shareholders of subsidiaries | | (250) | **(88,670)** |
| Distributions to minority shareholders | | – | **(231,960)** |
| Capital contribution from minority shareholders | | 5,764 | **2,561** |
| Net proceeds from issue of shares by | | | |
| – the Company | | – | **70,177** |
| – a listed subsidiary | | – | **2,889,211** |
| New bank and other loans | | 363,558 | **1,100,000** |
| Repayment of bank and other loans | | (516,704) | **(2,685,115)** |
| Repurchase of notes | | (42,499) | **–** |
| Redemption of notes payable | | (2,902,341) | **–** |
| Early redemption premium paid | | (148,745) | **–** |
| NET CASH (USED IN) FROM FINANCING ACTIVITIES | | (4,023,191) | **353,916** |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 538,546 | **337,670** |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR | | 145,149 | **694,604** |
| EFFECT OF FOREIGN EXCHANGE RATE CHANGES | | 10,909 | **(2,341)** |
| CASH AND CASH EQUIVALENTS AT END OF THE YEAR, representing bank balances and cash | | 694,604 | **1,029,933** |

## 1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activities of the Group are investment in infrastructure projects, property development and investment, property agency and management, hotel operations and management, restaurant operations and food catering, construction and project management.

## 2. ADOPTION OF HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has adopted, for the first time, Statement of Standard Accounting Practice No. 12 "Income Taxes" ("SSAP 12 (Revised)") issued by the Hong Kong Society of Accountants ("HKSA"). The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. The corresponding comparative amounts of the prior period have been restated accordingly. As a result of this change in accounting policy, the balance of retained profits at 1st July, 2002 and 1st July, 2003 have been reduced by HK$39,736,000 and HK$46,083,000 respectively, and the Group's net profit for the year has been reduced by HK$8,574,000 (2003: HK$6,347,000).

## 3. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investment properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

### Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30th June each year.

The results of the subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

### Goodwill/negative goodwill

Goodwill/negative goodwill arising on consolidation represents the excess/shortfall of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of subsidiary, jointly controlled entity or associate at the date of acquisition.

Goodwill arising on acquisition is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet. Goodwill arising on the acquisition of a jointly controlled entity or an associate is included within the carrying amount of the jointly controlled entity or associate.

## 3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

### Goodwill/negative goodwill *(continued)*

Negative goodwill arising on acquisitions is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the year in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets. Negative goodwill arising on the acquisition of a jointly controlled entity or an associate is deducted from the carrying amount of that jointly controlled entity or associate.

### Subsidiaries

In the Company's balance sheet, investments in subsidiaries are stated at cost less any identified impairment losses.

### Jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control. Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The consolidated income statement includes the Group's share of the post-acquisition results of its jointly controlled entities for the year. In the consolidated balance sheet, investments in jointly controlled entities are stated at cost less amortisation and any identified impairment losses plus the Group's attributable share of the undistributed post-acquisition reserves of the jointly controlled entities. The cost of investments in jointly controlled entities comprises capital contributed, development expenditure incurred by the Group, financial expenses capitalised less interest income on advances to jointly controlled entities deferred to the extent of the Group's interest therein during the development stage of the projects undertaken by the jointly controlled entities.

The cost of investments, to the extent not borne by the jointly controlled entities, is amortised over the joint venture period on the same basis as that adopted by the relevant jointly controlled entity in respect of depreciation of its project cost, commencing from the date of operation of the project undertaken.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred.

### Associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates calculated based on their financial statements made up to a date not more than six months before the balance sheet date. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

## 3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

### Associates *(continued)*

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

In the Company's balance sheet, investments in associates are stated at cost less any identified impairment losses.

### Other projects

Development expenditure incurred under the terms of a concession agreement for the investment in a superstructure project during development stage is carried at cost less any identified impairment losses. Development expenditure includes construction costs, other incidental costs incurred and attributable borrowing costs.

Other project under development is carried at cost less any identified impairment losses. Cost comprises development expenditure, other attributable expenses and, where appropriate, borrowing costs capitalised.

### Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

At subsequent reporting dates, held-to-maturity debt securities that the Group has the expressed intention and ability to hold to maturity are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investment securities, which are securities held for an identified long term purpose, are measured at reporting dates at cost less any identified impairment losses.

Other investments, comprising listed equity securities, are carried at market value, with unrealised gains and losses included in net profit or loss for the year.

### Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

## 3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

### Investment properties *(continued)*

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

### Property, plant and equipment

Property, plant and equipment are stated at cost less, where appropriate, depreciation and any identified impairment losses. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

It is the Group's practice to maintain its hotel property in a continual state of sound repairs and maintenance and to make improvements from time to time, accordingly the directors consider that depreciation is not necessary as the property maintains a residual value at least equal to its carrying amount. Repairs and maintenance expenditure is charged to the income statement when incurred.

No depreciation has been provided on the power plant, the development of which has been suspended.

Depreciation is provided to write off the cost of other property, plant and equipment in use over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual value, using the straight-line method, at the following rates per annum:

| ***Category of assets*** | ***Estimated useful lives*** |
|---|---|
| Leasehold land | Over the term of the lease |
| Buildings | 50 years or the remaining term of the land lease, whichever is shorter |
| Other assets | 3 to 10 years |

### Development properties

Properties held for or under development are stated at cost less any identified impairment losses. The cost of properties comprises land cost, development expenditure, other attributable expenses and, where appropriate, borrowing costs capitalised.

### Properties for sale

Properties for sale are stated at the lower of cost, comprising land and development costs, and net realisable value.

### Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

### Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the impairment loss is treated as a revaluation decrease under that accounting standard.

## 3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

### Impairment *(continued)*

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that accounting standard.

### Construction contracts

When the outcome of a construction contract can be estimated reliably, contract costs are charged to the income statement by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that costs incurred to date bear to estimated total cost for the contract.

When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

When it is probable that total contract cost will exceed total contract revenue, the expected loss is recognised as an expense immediately.

When a contract covers a number of assets, the construction of each asset is treated as a separate contract when separate proposals have been submitted for each asset, each asset has been separately negotiated and the costs and revenues of each asset can be separately identified. A group of contracts, performed concurrently or in a continuous sequence, is treated as a single construction contract when they were negotiated as a single package and are so closely inter-related that they constitute a single project with an overall profit margin.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is shown as an amount due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is shown as an amount due to customers for contract work. Amounts received before the related work is performed are included in the balance sheet, as a liability, as advances received. Amounts billed for work performed but not yet paid by the customer are included in the balance sheet under trade and other receivables.

### Operating leases

Operating leases are leases whereby substantially all the risks and rewards of ownership of the assets remain with the lessors. Rentals payable (receivable) under operating leases are charged (credited) to the income statement on a straight line basis over the terms of the respective leases.

### Foreign currencies

Transactions denominated in foreign currencies are initially recorded at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong are translated at the exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

## 3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

### Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, jointly controlled entities and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

### Notes payable

Unsecured notes payable are separately disclosed and regarded as liabilities. The note issue expenses, which represent the discount on issue of notes and expenses incurred directly in connection with the issue, are deferred and amortised over the period of the notes so as to produce a constant periodic rate of charge on the carrying amount of the notes.

If any of the notes outstanding are repurchased by the Group prior to their maturity date, any gain or loss, representing the difference between the purchase price and the principal amount of the notes repurchased together with the related unamortised note issue expenses and outstanding interest thereon, is dealt with in the income statement. The Group's liability in respect of notes payable is presented net of the principal amount of notes repurchased.

### Capitalisation of borrowing costs

Borrowing costs, including project financing costs, directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

## 3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

### Capitalisation of borrowing costs *(continued)*

Project financing costs, which represent all origination costs, including arrangement fees, legal fees and other related costs, directly associated with the arrangement of loans intended to finance the development and construction of a viable project, are deferred and amortised over the terms of the loans.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

### Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as expenses when they fall due.

### Revenue recognition

*Lease of properties*

Rental income in respect of properties under operating leases is recognised on a straight line basis over the respective lease term.

*Property agency and management*

Revenue from the provision of property agency and management services is recognised when the relevant services are provided.

*Hotel operations and management*

Revenue from hotel operations and management is recognised when the relevant services are provided.

*Restaurant operations and food catering*

Revenue from restaurant operation and food catering services is recognised when goods are delivered and services are provided.

*Construction and project management*

When the outcome of a construction contract can be estimated reliably, revenue from fixed price construction contracts is recognised on the percentage of completion method, measured by reference to the proportion that costs incurred to date bear to estimated total cost for each contract. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer.

When the outcome of a construction contract can be estimated reliably, revenue from cost-plus contracts is recognised by reference to the recoverable costs incurred during the period plus the fees earned, measured by the proportion that costs incurred to date bear to the estimated total cost of the contract.

When the outcome of a construction contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Income from project management is recognised when the relevant services are provided and the right to receive payment is established.

*Interest income*

Interest from bank deposits, advances to jointly controlled entities undertaking infrastructure project investments, loans and other receivable is recognised on a time basis by reference to the principal outstanding and at the interest rate applicable.

## 3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

### Revenue recognition *(continued)*

*Dividend income*

Dividends from investments are recognised when the Group's rights to receive payment have been established.

*Sales of investments*

Proceeds from sales of investments are recognised when the relevant sale contract becomes unconditional.

## 4. TURNOVER

Turnover comprises income from infrastructure project investments, property letting, property agency and management, hotel operations and management, restaurant operations and food catering, and construction and project management, and is analysed as follows:

| | *2003 HK$'000* | ***2004 HK$'000*** |
|---|---|---|
| Infrastructure project investments | 74,277 | **50,370** |
| Property letting, agency and management | 328,287 | **291,385** |
| Hotel operations and management | 115,481 | **151,899** |
| Restaurant operations and food catering | 109,449 | **124,089** |
| Construction and project management | 171,683 | **35,594** |
| | 799,177 | **653,337** |

*Note:* The turnover from infrastructure project investments shown above includes interest from jointly controlled entities of approximately HK$40 million (2003: HK$58 million).

## 5. BUSINESS AND GEOGRAPHICAL SEGMENTS

### Business segments

The businesses based upon which the Group reports its primary segment information are as follows:

| | | |
|---|---|---|
| Infrastructure project investments | – | investments in roads and highway projects |
| Property investment | – | property letting, agency and management |
| Property development | – | development of properties for sale |
| Hotel investment | – | hotel ownership and operations |
| Restaurants and catering | – | restaurant operations and food catering |
| Construction | – | construction and project management |

## 5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

### Business segments *(continued)*

Segment information about these businesses is presented below.

*Segment turnover*

Year ended 30th June

| | 2003 | | | 2004 | | |
|---|---|---|---|---|---|---|
| | External HK$'000 | Inter-segment HK$'000 | Consolidated HK$'000 | External HK$'000 | Inter-segment HK$'000 | Consolidated HK$'000 |
| Infrastructure project investments | 74,277 | – | 74,277 | **50,370** | – | **50,370** |
| Property investment | 328,287 | 21,435 | 349,722 | **291,385** | **21,864** | **313,249** |
| Hotel investment | 115,481 | 223 | 115,704 | **151,899** | **264** | **152,163** |
| Restaurants and catering | 109,449 | 1,042 | 110,491 | **124,089** | **545** | **124,634** |
| Construction | 171,683 | 4,694 | 176,377 | **35,594** | **3,365** | **38,959** |
| Eliminations | – | (27,394) | (27,394) | – | **(26,038)** | **(26,038)** |
| Total turnover | 799,177 | – | 799,177 | **653,337** | – | **653,337** |

Inter-segment revenue was charged at prices determined by management with reference to market prices.

*Segment results*

Year ended 30th June

| | 2003 | | | | 2004 | | | |
|---|---|---|---|---|---|---|---|---|
| | Company and subsidiaries HK$'000 | Jointly controlled entities HK$'000 | Associates HK$'000 | Total HK$'000 | Company and subsidiaries HK$'000 | Jointly controlled entities HK$'000 | Associates HK$'000 | Total HK$'000 |
| Infrastructure project investments | (25,579) | 661,334 | – | 635,755 | **(92,235)** | **891,660** | – | **799,425** |
| Property investment | 205,548 | 6,861 | 4,205 | 216,614 | **169,640** | **(317)** | **3,235** | **172,558** |
| Property development | (2,523) | 19,779 | – | 17,256 | **(28,702)** | **8,618** | – | **(20,084)** |
| Hotel investment | | | | | | | | |
| – Operations | 7,255 | – | 13,623 | 20,878 | **38,841** | **172** | **35,512** | **74,525** |
| – Gain on disposal of hotel property under development | – | – | – | – | **16,388** | – | – | **16,388** |
| Restaurants and catering | (1,966) | – | – | (1,966) | **1,052** | – | – | **1,052** |
| Construction | (33,886) | – | (6) | (33,892) | **(8,673)** | – | – | **(8,673)** |
| Other operations | (26,263) | – | 4,158 | (22,105) | **368** | – | **625** | **993** |
| Segment results from operations | 122,586 | 687,974 | 21,980 | 832,540 | **96,679** | **900,133** | **39,372** | **1,036,184** |

## 5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

### Business segments *(continued)*

***Segment results*** *(continued)*

Year ended 30th June

| | *2003 HK$'000* | ***2004 HK$'000*** |
|---|---|---|
| Segment results | | |
| Company and subsidiaries | | |
| – Operations | 122,586 | **96,679** |
| – Impairment loss written back/gain on disposal of infrastructure project | 366,000 | **580,415** |
| – Impairment losses recognised on interest in an associate | – | **(11,386)** |
| | 488,586 | **665,708** |
| Interest and other income | 97,531 | **105,920** |
| Unallocated corporate and other expenses | (91,443) | **(75,925)** |
| Profit from operations | 494,674 | **695,703** |
| Gain on deemed disposal of interests in subsidiaries | – | **483,847** |
| Loss on cancellation of share purchase option | – | **(70,000)** |
| Finance costs | (372,187) | **(233,637)** |
| Share of profits of | | |
| Jointly controlled entities | 687,974 | **900,133** |
| Associates | 21,980 | **39,372** |
| Profit before taxation | 832,441 | **1,815,418** |
| Taxation | (121,806) | **(50,811)** |
| Profit before minority interests | 710,635 | **1,764,607** |
| Minority interests | (99,119) | **(310,617)** |
| Net profit for the year | 611,516 | **1,453,990** |

## 5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

### Business segments *(continued)*

*Assets and liabilities*

At 30th June, 2004

| | *Segment assets HK$'000* | *Interests in jointly controlled entities HK$'000* | *Interests in associates HK$'000* | *Consolidated total assets HK$'000* | *Segment liabilities HK$'000* | *Consolidated total liabilities HK$'000* |
|---|---|---|---|---|---|---|
| Infrastructure project investments | 7,459 | 7,806,298 | – | 7,813,757 | 38,156 | 38,156 |
| Property investment | 5,925,151 | – | 15,201 | 5,940,352 | 119,341 | 119,341 |
| Property development | 909,590 | 377,176 | – | 1,286,766 | 28,250 | 28,250 |
| Hotel investment | 507,868 | 3,799 | – | 511,667 | 23,407 | 23,407 |
| Restaurants and catering | 21,195 | – | – | 21,195 | 11,938 | 11,938 |
| Construction | 47,440 | – | 4,225 | 51,665 | 116,359 | 116,359 |
| Other operations (Note) | 97,786 | – | – | 97,786 | 386,124 | 386,124 |
| | 7,516,489 | 8,187,273 | 19,426 | 15,723,188 | 723,575 | 723,575 |
| Investments in securities | | | | 1,778,137 | | – |
| Defeasance deposits | | | | 1,587,990 | | – |
| Unsecured notes payable | | | | – | | 1,473,844 |
| Other assets/liabilities | | | | 2,098,653 | | 1,706,095 |
| | | | | 21,187,968 | | 3,903,514 |

## 5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

### Business segments *(continued)*

*Assets and liabilities (continued)*

At 30th June, 2003

| | *Segment assets HK$'000* | *Interests in jointly controlled entities HK$'000* | *Interests in associates HK$'000* | *Consolidated total assets HK$'000* | *Segment liabilities HK$'000* | *Consolidated total liabilities HK$'000* |
|---|---|---|---|---|---|---|
| Infrastructure project investments | 185,238 | 7,801,489 | 10,566 | 7,997,293 | 30,906 | 30,906 |
| Property investment | 5,685,649 | – | 22,188 | 5,707,837 | 108,527 | 108,527 |
| Property development | 862,055 | 443,494 | – | 1,305,549 | 49,132 | 49,132 |
| Hotel investment | 657,395 | 3,628 | 37,433 | 698,456 | 29,953 | 29,953 |
| Restaurants and catering | 18,344 | – | – | 18,344 | 8,985 | 8,985 |
| Construction | 65,526 | – | 7,336 | 72,862 | 137,245 | 137,245 |
| Other operations (Note) | 1,209,733 | – | – | 1,209,733 | 726,413 | 726,413 |
| | 8,683,940 | 8,248,611 | 77,523 | 17,010,074 | 1,091,161 | 1,091,161 |
| Investments in securities | | | | 39,329 | | – |
| Defeasance deposits | | | | 1,736,973 | | – |
| Unsecured notes payable | | | | – | | 1,467,267 |
| Other assets/liabilities | | | | 1,084,113 | | 3,533,803 |
| | | | | 19,870,489 | | 6,092,231 |

*Note:* Included in other operations shown above are the assets and liabilities attributable to the Group's overseas infrastructure projects which had been suspended amounted to approximately HK$98 million (2003: HK$1,209 million) and HK$382 million (2003: HK$722 million) respectively.

The Group's total assets less current liabilities and the Group's net current assets at 30th June, 2004 amounted to HK$18,514,827,000 (2003: HK$17,699,161,000) and HK$1,996,079,000 (2003: net current liabilities of HK$929,901,000) respectively.

## 5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

### Business segments *(continued)*

*Other information*

| | 2003 | | | 2004 | | |
|---|---|---|---|---|---|---|
| | *Capital additions HK$'000* | *Depreciation and amortisation HK$'000* | *Other non-cash expenses HK$'000* | *Capital additions HK$'000* | *Depreciation and amortisation HK$'000* | *Other non-cash expenses HK$'000* |
| Infrastructure project investments | 159 | 77,415 | – | **37** | **102,785** | **–** |
| Property investment | 10,358 | 2,634 | 208 | **41,298** | **5,225** | **–** |
| Property development | 1,822 | 115 | – | **347** | **358** | **–** |
| Hotel investment | 11,483 | 1,701 | 120 | **16,096** | **4,901** | **151** |
| Restaurants and catering | 1,052 | 1,443 | 160 | **1,152** | **1,469** | **117** |
| Construction | 944 | 834 | – | **555** | **743** | **–** |

### Geographical segments

The Group's property investment, hotel investment, restaurants and catering, and construction activities are mainly carried out in Hong Kong. The infrastructure project investments are located in the Mainland China (the "PRC") and the property development activities are carried out in Hong Kong, the PRC and Macau. The following table provides an analysis of the Group's turnover by geographical markets:

| | *Turnover* | |
|---|---|---|
| | *2003 HK$'000* | *2004 HK$'000* |
| Hong Kong | 719,518 | **591,912** |
| The PRC | 79,659 | **61,425** |
| | 799,177 | **653,337** |

## 5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

### Geographical segments *(continued)*

The following is an analysis of the carrying amounts of assets and additions to investment properties and property, plant and equipment of the Group, analysed by the geographical area in which the assets are located:

| | *Assets* | | *Additions to investment properties, property, plant and equipment* | |
|---|---|---|---|---|
| | *2003 HK$'000* | ***2004 HK$'000*** | *2003 HK$'000* | ***2004 HK$'000*** |
| Group segment assets | | | | |
| Hong Kong | 6,881,870 | **7,157,344** | 25,382 | **61,410** |
| The PRC | 402,658 | **232,081** | 1,823 | **347** |
| Indonesia | 1,116,189 | **2,249** | – | – |
| Republic of Malta | 159,613 | – | – | – |
| Other regions | 123,610 | **124,815** | – | – |
| | 8,683,940 | **7,516,489** | 27,205 | **61,757** |
| Other assets (Note) | 11,186,549 | **13,671,479** | – | – |
| | 19,870,489 | **21,187,968** | 27,205 | **61,757** |

*Note:* Other assets shown above include interests in jointly controlled entities engaging in infrastructure project investments in the PRC, investments in securities and defeasance and bank deposits.

## 6. OTHER OPERATING INCOME

| | *2003 HK$'000* | ***2004 HK$'000*** |
|---|---|---|
| Included in other operating income are: | | |
| Interest from | | |
| Defeasance and other bank deposits | 72,300 | **70,905** |
| Loans and other receivables | 23,292 | **8,929** |
| Yield on held-to-maturity debt securities (after deducting premium on acquisition of HK$48,087,000 (2003: Nil) amortised) | – | **23,172** |
| Profit on sale of listed equity securities | – | **2,517** |
| Dividends from unlisted investments | 962 | – |

## 7. OTHER OPERATING EXPENSES

| | 2003 HK$'000 | 2004 HK$'000 |
|---|---|---|
| Amortisation of cost of investments in jointly controlled entities | 77,271 | **102,638** |
| Charitable donations | 20,288 | **4,495** |
| Impairment loss on investment securities recognised | 7,540 | – |
| Unrealised holding loss on other investments | 1,693 | – |
| Loss on repurchase of notes | 3,509 | – |
| Exchange losses | – | **4,862** |
| Others | – | **4,000** |
| | 110,301 | **115,995** |

## 8. IMPAIRMENT LOSS WRITTEN BACK/GAIN ON DISPOSAL OF INFRASTRUCTURE PROJECT

| | 2003 HK$'000 | 2004 HK$'000 |
|---|---|---|
| Tanjung Jati B Power Station project | | |
| Gain on disposal recognised | – | **580,415** |
| Impairment loss written back | 366,000 | – |
| | 366,000 | **580,415** |

*Note:* The disposal of the Tanjung Jati B Power Station in Indonesia for a cash consideration of US$306.2 million was completed during the year. The consideration is payable by instalments over a period of 39 months from July 2003. Instalments totalling US$221 million have been received and recognized in the income statement. However, the timing and ultimate receipt of the remaining instalments could be materially affected by the occurrence of certain events stipulated in the loan agreements and the finance lease agreements entered into by the purchasers, including, inter alia, force majeure events which would have a material adverse effect on the construction of the plant resulting in the cancellation by the lenders of the project loan facilities granted to the purchasers. Accordingly, the outstanding instalments will only be recognised by the Group when payments are received.

## 9. LOSSES ON PROPERTIES AND INVESTMENT

| | 2003 HK$'000 | 2004 HK$'000 |
|---|---|---|
| Impairment losses recognised | | |
| Properties in the PRC held for development | – | **24,444** |
| Interest in an associate | – | **11,386** |
| Gain on disposal of a development property | – | **(16,388)** |
| | – | **19,442** |

## 10. PROFIT FROM OPERATIONS

| | 2003 HK$'000 | 2004 HK$'000 |
|---|---|---|
| Profit from operations has been arrived at after charging (crediting): | | |
| Auditors' remuneration | 4,497 | **4,531** |
| Depreciation of property, plant and equipment | 8,912 | **14,544** |
| Rentals in respect of properties under operating leases | 1,025 | **894** |
| Staff costs (including directors' emoluments) | 199,045 | **207,124** |
| Rental income in respect of land and buildings under operating leases, less outgoings of HK$111,282,000 (2003: HK$118,153,000) | (202,484) | **(171,726)** |

## 11. GAIN ON DEEMED DISPOSAL OF INTERESTS IN SUBSIDIARIES/LOSS ON CANCELLATION OF SHARE PURCHASE OPTION

During the year, in connection with the listing of the shares in Hopewell Highway Infrastructure Limited ("HHI"), a subsidiary undertaking investments in highway projects in the PRC, on The Stock Exchange of Hong Kong Limited, HHI issued a total of 720,000,000 shares to public investors at an issue price of HK$4.18 per share, giving a total consideration of HK$3,009.6 million before expenses. The issue of new shares has resulted in a reduction of the Company's interest in HHI from 100% to 75%, and has given rise to a gain on deemed disposal of HK$483.8 million.

During the year, the Group reached an agreement with the holder of the option to subscribe for 5% of the interest in HHI previously granted by the Company to a lender in connection with the Group's financing arrangement. Pursuant to the said agreement, the option holder has agreed to cancel the rights under the option for a consideration of HK$70 million payable by the Group which has been charged to the income statement.

## 12. FINANCE COSTS

| | 2003<br>*HK$'000* | 2004<br>*HK$'000* |
|---|---|---|
| Interests on: | | |
| Bank loans and overdrafts wholly repayable within five years | 87,651 | **20,531** |
| Notes wholly payable within five years | 186,498 | **145,227** |
| Other loans wholly repayable within five years | 39,410 | **37,847** |
| Total interest | 313,559 | **203,605** |
| Less: Amount capitalised on infrastructure projects | (6,000) | – |
| | 307,559 | **203,605** |
| Other finance costs | | |
| Note issue expenses amortised | 19,790 | **6,199** |
| Loan arrangement fees and bank charges | 8,621 | **23,833** |
| Premium on early redemption of notes | 36,217 | – |
| | 64,628 | **30,032** |
| | 372,187 | **233,637** |

## 13. INCOME TAX EXPENSE

| | 2003 HK$'000 | 2004 HK$'000 |
|---|---|---|
| Hong Kong Profits Tax | | |
| Current year | 18,704 | **8,987** |
| Under(over)provision in respect of prior years | 30,000 | **(16,612)** |
| | 48,704 | **(7,625)** |
| Taxation elsewhere | | |
| Current year | 792 | **2,106** |
| | 49,496 | **(5,519)** |
| Deferred tax (note 37) | | |
| Current year | 2,621 | **8,574** |
| Attributable to a change in tax rate in Hong Kong | 3,726 | **–** |
| | 6,347 | **8,574** |
| Tax attributable to the Company and its subsidiaries | 55,843 | **3,055** |
| Jointly controlled entities | | |
| Taxation elsewhere | 8,734 | **–** |
| Deferred taxation | 49,000 | **38,255** |
| | 57,734 | **38,255** |
| Associates | | |
| Hong Kong Profits Tax | 810 | **515** |
| Taxation elsewhere | 7,419 | **8,986** |
| | 8,229 | **9,501** |
| | 121,806 | **50,811** |

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profit for the year.

Taxes on profits assessable elsewhere are calculated at the tax rates prevailing in the countries in which the Group operates.

Details of deferred taxation are set out in note 37.

## 13. INCOME TAX EXPENSE *(continued)*

The income tax expense can be reconciled to the profit from ordinary activities before taxation per the income statement as follows:

| | 2003<br>HK$'000 | 2004<br>HK$'000 |
|---|---|---|
| Profit from ordinary activities before taxation | 832,441 | **1,815,418** |
| Tax at the domestic income tax rate of 17.5% | 145,677 | **317,698** |
| Tax effect of expenses not deductible for tax purpose | 73,683 | **88,113** |
| Tax effect of income not taxable for tax purpose | (14,358) | **(117,220)** |
| Under(over)provision in respect of prior years | 30,000 | **(16,612)** |
| Tax effect of tax losses not recognised | 17,024 | **5,359** |
| Tax effect of utilisation/recognition of tax losses not previously recognised | (2,925) | **(16,887)** |
| Tax effect of utilisation of deferred tax assets in respect of deductible temporary differences not previously recognised | (64,050) | **(101,573)** |
| Tax effect of share of results of jointly controlled entities and associates | (58,279) | **(116,657)** |
| Increase in opening deferred tax liability resulting from an increase in Hong Kong Profits Tax rate | 3,726 | **–** |
| Effect of different tax rates of subsidiaries operating in other jurisdictions | (91) | **(110)** |
| Others | (8,601) | **8,700** |
| Income tax expense for the year | 121,806 | **50,811** |

## 14. DIVIDENDS

| | 2003 HK$'000 | 2004 HK$'000 |
|---|---|---|
| Dividends paid | | |
| Interim: HK10 cents (2003: HK 7 cents) per share | 61,319 | **88,408** |
| Special interim: HK30 cents (2003: Nil) per share | – | **265,225** |
| Final dividend for year ended 30th June, 2003 on shares issued subsequent to approval of financial statements | – | **270** |
| Dividend proposed | | |
| Final: HK 30 cents (2003: HK 18 cents) per share | 157,677 | **268,631** |
| | 218,996 | **622,534** |

The final dividend of HK 30 cents per share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

The proposed final dividend is calculated based on the number of shares in issue at the date of approval of these financial statements.

## 15. EARNINGS PER SHARE

| | 2003<br>*HK$'000* | 2004<br>*HK$'000* |
|---|---|---|
| The calculation of the basic and diluted earnings per share is based on the following data: | | |
| Earnings for the purposes of basic earnings per share | | |
| Net profit for the year | 611,516 | **1,453,990** |
| Effect of dilutive potential ordinary shares of HHI (note 32) | | |
| Adjustment to the Group's results arising from a dilution of HHI's earnings attributable to warrants issued | – | **(2,046)** |
| Earnings for the purposes of diluted earnings per share | 611,516 | **1,451,944** |

| | *Number of shares* | *Number of shares* |
|---|---|---|
| Weighted average number of ordinary shares for the purposes of basic earnings per share | 875,982,121 | **879,187,585** |
| Effect of dilutive potential ordinary shares | | |
| Share options | – | **5,667,337** |
| Weighted average number of ordinary shares for the purposes of diluted earnings per share | 875,982,121 | **884,854,922** |

As a result of the change in accounting policies as described in note 2 above, the basic earnings per share for the corresponding comparative prior period has been adjusted as follows:

| | *HK$* |
|---|---|
| Reported figure before adjustment | **0.71** |
| Adjustment arising from adoption of SSAP 12 (Revised) | **(0.01)** |
| Restated | **0.70** |

## 16. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES

### (a) Directors' emoluments

| | *The Group* | |
|---|---|---|
| | *2003* | ***2004*** |
| | *HK$'000* | ***HK$'000*** |
| Directors' fees | 488 | **957** |
| Basic salaries, allowances and benefits-in-kind | 13,958 | **22,125** |
| Performance related bonus | 400 | **1,000** |
| Contributions to provident funds | 68 | **93** |
| | 14,914 | **24,175** |

Emoluments of the directors are within the following bands:

| | *2003 Number of directors* | ***2004 Number of directors*** |
|---|---|---|
| HK$ | | |
| Nil – 1,000,000 | 8 | **8** |
| 1,000,001 – 1,500,000 | 3 | **2** |
| 1,500,001 – 2,000,000 | 4 | **1** |
| 2,000,001 – 2,500,000 | – | **1** |
| 2,500,001 – 3,000,000 | – | **1** |
| 3,000,001 – 3,500,000 | 1 | **2** |
| 3,500,001 – 4,000,000 | – | **1** |
| 4,500,001 – 5,000,000 | – | **1** |

Other than fees of HK$99,000 (2003: HK$129,000) paid or payable to the independent non-executive directors which have been included above, no remuneration was paid or is payable to such directors.

## 16. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES *(continued)*

### (b) Highest paid employees' emoluments

The five individuals in the Group with the highest emoluments are the directors of the Company. The emoluments of these five individuals for the year are analysed below:

| | *The Group* | |
|---|---|---|
| | *2003* | *2004* |
| | *HK$'000* | *HK$'000* |
| Directors' fees | 190 | **649** |
| Basic salaries, allowances and benefits-in-kind | 9,609 | **15,285** |
| Performance related bonus | 400 | **1,000** |
| Contributions to provident funds | 48 | **46** |
| | 10,247 | **16,980** |

The emoluments of these five individuals are within the following bands:

| | *2003 Number of directors* | *2004 Number of directors* |
|---|---|---|
| HK$ | | |
| 1,500,001 – 2,000,000 | 4 | **–** |
| 2,000,001 – 2,500,000 | – | **–** |
| 2,500,001 – 3,000,000 | – | **1** |
| 3,000,001 – 3,500,000 | 1 | **2** |
| 3,500,001 – 4,000,000 | – | **1** |
| 4,500,001 – 5,000,000 | – | **1** |

## 17. INVESTMENT PROPERTIES

| | The Group | |
|---|---|---|
| | *2003* | ***2004*** |
| | *HK$'000* | ***HK$'000*** |
| Investment properties at valuation | | |
| At beginning of the year | 5,986,300 | **5,655,400** |
| Additions during the year | 4,149 | **20,523** |
| Revaluation (decrease) increase | (335,049) | **214,877** |
| At end of the year | 5,655,400 | **5,890,800** |

The net book value of the Group's investment properties comprises:

| | *2003* | ***2004*** |
|---|---|---|
| | *HK$'000* | ***HK$'000*** |
| Land and buildings in Hong Kong on | | |
| Long leases | 2,821,000 | **2,980,000** |
| Medium-term leases | 2,834,400 | **2,910,800** |
| | 5,655,400 | **5,890,800** |

The Group's investment properties were revalued on an open market value basis by FPDSavills (Hong Kong) Limited, an independent firm of professional property valuers. The increase in value of HK$214,877,000 (2003: decrease of HK$355,049,000) arising on revaluation has been dealt with in the investment property revaluation reserve (note 33).

## 18. PROPERTY, PLANT AND EQUIPMENT

| | *Land and buildings in Hong Kong on medium-term leases* | | | | |
|---|---|---|---|---|---|
| | ***Hotel property*** *HK$'000* | ***Other properties*** *HK$'000* | ***Power plant*** *(note 8)* *HK$'000* | ***Other assets*** *HK$'000* | ***Total*** *HK$'000* |
| THE GROUP | | | | | |
| COST | | | | | |
| At 1st July, 2003 | 474,872 | 28,501 | 2,303,407 | 277,826 | 3,084,606 |
| Additions | – | 511 | – | 40,723 | 41,234 |
| Disposals | – | – | (2,303,407) | (25,678) | (2,329,085) |
| **At 30th June, 2004** | **474,872** | **29,012** | **–** | **292,871** | **796,755** |
| DEPRECIATION AND IMPAIRMENT | | | | | |
| At 1st July, 2003 | – | 8,530 | 1,337,348 | 246,076 | 1,591,954 |
| Provided for the year | – | 474 | – | 14,070 | 14,544 |
| Eliminated on disposals | – | – | (1,337,348) | (24,843) | (1,362,191) |
| **At 30th June, 2004** | **–** | **9,004** | **–** | **235,303** | **244,307** |
| NET BOOK VALUES | | | | | |
| **At 30th June, 2004** | **474,872** | **20,008** | **–** | **57,568** | **552,448** |
| At 30th June, 2003 | 474,872 | 19,971 | 966,059 | 31,750 | 1,492,652 |

## 19. INTERESTS IN SUBSIDIARIES

| | *The Company* | |
|---|---|---|
| | *2003* *HK$'000* | ***2004*** ***HK$'000*** |
| Unlisted shares | | |
| At cost less impairment | 14,789 | **26,252** |
| At directors' 1972 valuation less amounts written off | 3,245 | **3,245** |
| | 18,034 | **29,497** |
| Amounts due from subsidiaries less allowances | 13,280,813 | **12,744,643** |
| | 13,298,847 | **12,774,140** |

The amounts due from subsidiaries are unsecured, interest free and with no fixed repayment terms.

Details of the principal subsidiaries are set out in note 45.

## 20. PROPERTIES FOR OR UNDER DEVELOPMENT

| | *The Group* | |
|---|---|---|
| | *2003* | *2004* |
| | *HK$'000* | *HK$'000* |
| COST | | |
| At beginning of the year | 1,122,491 | **1,308,336** |
| Additions | 185,845 | **71,994** |
| Disposals | – | **(448,195)** |
| At end of the year | 1,308,336 | **932,135** |
| IMPAIRMENT | | |
| At beginning of the year | (290,000) | **(290,000)** |
| Provided for the year | – | **(24,444)** |
| Eliminated on disposals | – | **290,000** |
| At end of the year | (290,000) | **(24,444)** |
| NET BOOK VALUE | 1,018,336 | **907,691** |

Included in the cost of properties for or under development is net interest capitalised totalling HK$55.4 million (2003: HK$78.9 million).

## 21. INTERESTS IN JOINTLY CONTROLLED ENTITIES

| | *The Group* | |
|---|---|---|
| | *2003* | *2004* |
| | *HK$'000* | *HK$'000* |
| Road and property projects in the PRC | | |
| Unlisted investments, at cost | 5,394,755 | **5,526,819** |
| Share of post acquisition reserves | 974,766 | **970,781** |
| Loans to jointly controlled entities | 1,673,355 | **1,652,723** |
| Less: Accumulated amortisation | (241,387) | **(344,025)** |
| | 7,801,489 | **7,806,298** |
| Property development project in Macau | | |
| Unlisted investment, at cost | 4,850 | **4,850** |
| Share of post acquisition reserves | (23,806) | **(39,736)** |
| Loan to the jointly controlled entity | 462,450 | **412,062** |
| | 443,494 | **377,176** |
| Other unlisted investments | 3,628 | **3,799** |
| | 8,248,611 | **8,187,273** |
| Less: Loans due within one year included in current assets (note 29) | (41,321) | **(12,878)** |
| | 8,207,290 | **8,174,395** |

*Notes:*

Details of the principal jointly controlled entities at the balance sheet date are as follows:

(a) **Superhighway project in Guangdong Province**

The construction, operation and management of the Guangzhou-Shenzhen-Zhuhai superhighway (the "Superhighway") in Guangdong Province of the PRC, to be developed in three phases, are undertaken by a joint venture company established in the PRC named Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV"). The terms of co-operation of each phase of the Superhighway shall be 30 years from the official opening date of each phase. At the end of the co-operation period, all the immovable assets and facilities of GS Superhighway JV will revert to the PRC partner without compensation.

*Phase I of the Superhighway ("GS Superhighway")*

The Group's entitlement to the profit of the toll operations of GS Superhighway is 50% for the initial ten years, 48% for the next ten years and 45% for the last ten years of the joint venture period. The Group is also entitled to a share of 80% of the rentals and other income, after deduction of operating and financial expenses, arising from the development of commercial centres and shop spaces along and underneath GS Superhighway for a period of 30 years commencing on the date of completion of GS Superhighway.

GS Superhighway JV has also been granted the rights to develop parcels of land within certain interchanges of GS Superhighway for sale or rental with certain land premium to be waived. Detail terms of such grant have yet to be finalised.

## 21. INTERESTS IN JOINTLY CONTROLLED ENTITIES *(continued)*

(a) **Superhighway project in Guangdong Province** *(continued)*
*Phase I of the Superhighway ("GS Superhighway") (continued)*

The registered capital contributed and advances made to GS Superhighway JV by the Group totalling approximately HK$770 million (2003: HK$733 million) are unsecured, carry interest at commercial lending rates and are repayable out of the net cash surplus from the operations of GS Superhighway JV. GS Superhighway was officially opened in July 1997.

Financial information regarding GS Superhighway JV is set out below:

| | Year ended 30th June, | |
|---|---|---|
| | 2003 | 2004 |
| *Operating results* | *RMB'000* | ***RMB'000*** |
| Turnover | 2,109,310 | **2,525,935** |
| Depreciation | 218,249 | **283,785** |
| Profit from ordinary activities before taxation | 1,273,295 | **1,671,465** |
| Profit from ordinary activities before taxation attributable to the Group | 636,648 | **835,732** |

| | At 30th June, | |
|---|---|---|
| | 2003 | 2004 |
| *Assets and liabilities* | *RMB'000* | ***RMB'000*** |
| Non-current assets | | |
| Toll roads and other assets | 11,358,017 | **11,381,192** |
| Non-current liabilities | | |
| Loans from joint venture partners | (94,097) | **(135,022)** |
| Bank borrowings | (7,912,608) | **(7,723,741)** |
| Other long-term liabilities | (375,228) | **(203,466)** |
| Registered capital contributed by a joint venture partner | (745,223) | **(745,223)** |
| Current assets | 392,233 | **739,503** |
| Current liabilities | (1,091,590) | **(1,258,507)** |

*Phases II and III of the Superhighway*

The rights and interests in the development of Phases II and III of the Superhighway ("Western Delta Route") were transferred to another subsidiary and will be developed by the joint venture company established for such purposes (note 21(b)).

(b) **Western Delta Route project**
The Western Delta Route project, comprising a major transportation route in Western Pearl River Delta, will be developed in three phases by Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV"), a joint venture company established in the PRC under the joint venture agreement entered into between the Group and the PRC joint venture partner. The co-operation period of phase I of the project ("Phase I West") is 30 years commencing from 17th September, 2003. During the co-operation period, the Group is entitled to 50% of the distributable profits from operation of West Route JV arising from Phase I West. Subsequent to the balance sheet date, the Group entered into agreements with the PRC joint venture partner for the development of Phase II of the Western Delta Route (note 47(a)). Detailed terms for development of Phase III of the project have yet to be finalised by the parties concerned. Phase I West was opened in April 2004.

## 21. INTERESTS IN JOINTLY CONTROLLED ENTITIES *(continued)*

(c) **Ring Road project in Guangzhou**

The construction, operation and management of the Guangzhou East-South-West Ring Road are undertaken by Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV"), a joint venture company established in the PRC for this purpose. The co-operation period shall be approximately 30 years commencing from January 2002.

The Group is entitled to 45% of the net cash surplus of Ring Road JV for the initial ten years of the co-operation period and thereafter the Group's profit entitlement will be reduced to 37.5% for the subsequent ten years and 32.5% for the remaining ten years of the co-operation period. At the end of the co-operation period, all the immovable assets and facilities of Ring Road JV will revert to the PRC joint venture partner without compensation. The Guangzhou East-South-West Ring Road was officially opened in January 2002.

The advances made to Ring Road JV by the Group totalling approximately HK$893 million (2003: HK$922 million) are unsecured and interest free and are repayable out of the net cash surplus from the operations of Ring Road JV.

(d) **Highway and bridge project in Shunde**

The construction and operation of the highway and bridge system in Shunde, the PRC, are undertaken by Shunde Municipal Shunhope Highway Construction Company Limited ("Shunde Shunhope"), a joint venture company established in the PRC for this purpose. Under the relevant joint venture contracts, the co-operation period is 33 years from 23rd August, 1993, comprising a construction period of three years and an operation period of 30 years, and the Group is entitled to share 25% of the operating surplus of Shunde Shunhope after repayment of its borrowings and repatriation of registered capital. The highway and bridge system was officially opened in August 1996.

(e) **National Highway 105 project in Shunde**

The operations of National Highway 105 in Shunde, the PRC, are undertaken by Shunde Municipality Shunda Highway Company Limited ("Shunde Shunda"), a joint venture company established in the PRC for this purpose. Under the relevant joint venture contracts, the co-operation period is 28 years from 31st December, 1997, comprising a construction period of 3 years and an operation period of 25 years, and the Group is entitled to a share of 30% of the operating surplus of Shunde Shunda after repayment of its borrowings and repatriation of the registered capital contributed. The highway was officially opened in January 2001.

(f) **Property development project in Macau**

The investment represents the Group's 50% interest in Nova Taipa-Urbanizacoes Limitada ("Nova Taipa"), a company incorporated and operating in Macau engaging principally in property development. The advances made to Nova Taipa by the Group totalling approximately HK$412 million (2003: HK$462 million), which carries interest at commercial lending rates, are unsecured with no fixed repayment terms.

## 22. INTERESTS IN ASSOCIATES

| | *The Group* | |
|---|---|---|
| | *2003* | *2004* |
| | *HK$'000* | *HK$'000* |
| Share of net assets | 71,309 | **18,946** |
| Amounts due from associates | 6,214 | **480** |
| | 77,523 | **19,426** |

| | *The Company* | |
|---|---|---|
| | *2003* | *2004* |
| | *HK$'000* | *HK$'000* |
| Unlisted shares and investments, at cost | 5,194 | **401** |
| Amounts due from associates | 5,775 | **–** |
| | 10,969 | **401** |

The amounts due from associates are unsecured, interest free and with no fixed repayment terms.

Details of the principal associates are set out in note 46.

## 23. OTHER PROJECTS

| | *The Group* | |
|---|---|---|
| | *2003* | *2004* |
| | *HK$'000* | *HK$'000* |
| BERTS concession (Note a) | | |
| Development expenditure, at cost | 5,313,000 | **5,313,000** |
| Less: Impairment loss recognised | (5,313,000) | **(5,313,000)** |
| | – | **–** |
| Other project under development (Note b) | 181,637 | **–** |
| | 181,637 | **–** |

## 23. OTHER PROJECTS *(continued)*

*Notes:*

(a) **BERTS concession**
A subsidiary, Hopewell (Thailand) Limited ("HTL"), entered into a concession agreement with The Ministry of Transport and Communications of Thailand ("MOTC") and The State Railway of Thailand ("SRT") for the construction and operation of an elevated road and train system within the Bangkok Metropolitan area known as the Bangkok Elevated Road and Train System ("BERTS") and for the development of commercial and residential properties along the concession area. The Group has received notices of termination of the concession agreement from MOTC and SRT which has been disputed by HTL. Details of the disputes are set out in note 42(b).

(b) **Other project under development**
Other project under development represents development expenditure incurred for the Western Delta Route project which is undertaken by West Route JV, a joint venture company established during the year pursuant to the agreement entered into with a PRC enterprise. The project has been reclassified as an investment in jointly controlled entity (note 21(b)).

## 24. INVESTMENTS IN SECURITIES

| | *The Group* | | *The Company* | |
|---|---|---|---|---|
| | *2003* | ***2004*** | *2003* | ***2004*** |
| | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** |
| Held-to-maturity debt securities listed overseas (Note) | – | **1,757,592** | – | – |
| Investment securities | | | | |
| Unlisted equity investments, at cost | 119,765 | **88,776** | 3,000 | **3,000** |
| Less: Impairment loss recognised | (98,491) | **(68,231)** | – | – |
| | 21,274 | **20,545** | 3,000 | **3,000** |
| Other investments | | | | |
| Equity securities listed in Hong Kong, at market value | 18,055 | **–** | – | – |
| | 39,329 | **1,778,137** | 3,000 | **3,000** |
| Carrying amount analysed for reporting purposes: | | | | |
| Non-current | 39,329 | **731,942** | 3,000 | **3,000** |
| Current | – | **1,046,195** | – | – |
| | 39,329 | **1,778,137** | 3,000 | **3,000** |

*Note:* The market value of the held-to-maturity debt securities at the balance sheet date approximates the carrying amount of these securities.

## 25. LONG-TERM RECEIVABLES

| | The Group | |
|---|---|---|
| | 2003 HK$'000 | 2004 HK$'000 |
| Interest on defeasance deposits receivable | 80,707 | **139,005** |
| Proceeds on disposal of investment and property receivable | 240,718 | **233,528** |
| Loans receivable | 4,436 | – |
| | 325,861 | **372,533** |
| Less: Amounts due within one year included in current assets under trade and other receivables | | |
| Interest on defeasance deposits receivable | – | (139,005) |
| Proceeds on disposal of investment receivable | (45,373) | **(86,748)** |
| loans receivable | (4,436) | – |
| | 276,052 | **146,780** |

## 26. DEFEASANCE/PLEDGED DEPOSITS

| | The Group | |
|---|---|---|
| | 2003 HK$'000 | 2004 HK$'000 |
| Defeasance deposits (Note below) | 1,736,973 | **1,587,990** |
| Pledged bank deposits (Note 42(b)) | 93,260 | **95,266** |
| | 1,830,233 | **1,683,256** |
| Less: Current portion of defeasance deposits included in current assets | (149,390) | **(1,587,990)** |
| | 1,680,843 | **95,266** |

*Note:* Defeasance deposits consist of deposits placed with a bank for the holders of the notes issued by a subsidiary as funds held in trust specifically for the benefits of the noteholders under the covenant defeasance effected in accordance with the terms of the notes (note 34(a)).

## 27. INVENTORIES

| | The Group | |
|---|---|---|
| | 2003 HK$'000 | 2004 HK$'000 |
| Hotel and restaurant inventories | 8,588 | **8,871** |

The cost of inventories recognised as an expense during the year amounted to HK$75,834,000 (2003: HK$53,210,000).

## 28. TRADE AND OTHER RECEIVABLES

Other than rentals receivable, which are payable upon presentation of invoices, the Group allows an average credit period of 15 to 60 days to its trade customers.

The following is an analysis of trade and other receivables outstanding at the balance sheet date:

| | *The Group* | |
|---|---|---|
| | *2003* | *2004* |
| | *HK$'000* | *HK$'000* |
| Receivables aged | | |
| 0 – 30 days | 30,778 | **13,574** |
| 31 – 60 days | 3,245 | **3,446** |
| Over 60 days | 4,995 | **18,221** |
| Dividend from a jointly controlled entity receivable | – | **365,400** |
| Interest on defeasance, bank and other deposits receivable | 6,238 | **179,549** |
| Proceeds on disposal of investment and property, plant and equipment receivable | 45,373 | **357,179** |
| Retentions receivable | 21,247 | **17,238** |
| | 111,876 | **954,607** |

## 29. LOANS RECEIVABLE – CURRENT PORTION

| | *The Group* | |
|---|---|---|
| | *2003* | *2004* |
| | *HK$'000* | *HK$'000* |
| Loans to jointly controlled entities (note 21) | 41,321 | **12,878** |
| Other loans receivable | 4,436 | **–** |
| | 45,757 | **12,878** |

## 30. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

| | The Group | |
|---|---|---|
| | 2003<br>HK$'000 | 2004<br>HK$'000 |
| Contract costs incurred | 15,687 | – |
| Recognised profits less losses | 1,419 | – |
| | 17,106 | – |
| Less: Progress billings received and receivable | (31,206) | – |
| | (14,100) | – |
| Represented by: | | |
| Due from customers included in current assets | 323 | – |
| Due to customers included in current liabilities | (14,423) | – |
| | (14,100) | – |

At 30th June, 2004, retentions held by customers and advances received from customers for contract work amounted to approximately HK$17 million (2003: HK$21 million) and HK$9 million (2003: HK$9 million) respectively.

## 31. TRADE AND OTHER PAYABLES

The following is an analysis of trade and other payables outstanding at the balance sheet date:

| | The Group | |
|---|---|---|
| | 2003<br>HK$'000 | 2004<br>HK$'000 |
| Payables due | | |
| 0 – 30 days | 197,754 | **152,677** |
| 31 – 60 days | 55,896 | **58,822** |
| Over 60 days | 114,036 | **146,784** |
| Retentions payable | 25,055 | **16,395** |
| Development expenditure payable (Note) | 683,219 | **382,078** |
| | 1,075,960 | **756,756** |

*Note:* The development expenditure payable represents construction and plant costs incurred by subsidiaries of the Company in connection with the Group's overseas infrastructure projects, the development of which has been suspended. Following the completion of the disposal of the Group's interest in the Tanjing Jati B Power Station project in Indonesia during the year, development expenditure incurred for this project totalling approximately HK$300 million was settled.

## 32. SHARE CAPITAL

| | *Number of shares* | | *Nominal value* | |
|---|---|---|---|---|
| | *2003* | *2004* | *2003* | *2004* |
| | *'000* | *'000* | *HK$'000* | *HK$'000* |
| **The Group and the Company** | | | | |
| Ordinary shares of HK$2.50 each | | | | |
| Authorised | 1,200,000 | **1,200,000** | 3,000,000 | **3,000,000** |
| Issued and fully paid | | | | |
| At beginning of the year | 875,982 | **875,982** | 2,189,955 | **2,189,955** |
| Issued during the year | – | **8,100** | – | **20,250** |
| At end of the year | 875,982 | **884,082** | 2,189,955 | **2,210,205** |

During the year, the Company issued a total of 8,100,000 ordinary shares of HK$2.50 each for a total cash consideration of HK$70,215,000 pursuant to the exercise of the share options granted by the Company. These shares rank pari passu in all respects with the other shares in issue. Save as aforementioned, there were no changes in the share capital of the Company for the two years presented.

### Share option schemes

*(a) The Company*

In 1994, the Company adopted a share option scheme ("HHL 1994 Scheme") which was effective for a period of 10 years. Pursuant to an ordinary resolution passed on 21st October, 2003, a new share option scheme ("HHL 2003 Scheme") was adopted with effect from 1st November, 2003 to replace the HHL 1994 Scheme. The principal purpose of these schemes are to provide incentive to directors and eligible employees. The Board is authorised under the share option scheme adopted to grant options to executive directors and employees of the Company or any of its subsidiaries and persons specified in the scheme document to subscribe for shares in the Company.

Under the HHL 1994 Scheme and HHL 2003 Scheme, options granted must be taken up within 28 days and 14 days respectively from the date of the offer letter upon the payment of HK$1 per each grant of option, payable as consideration on acceptance, which is recognised in the income statement when received. Save as aforementioned, no credit or charge was recognised in the financial statements in respect of the value of options granted.

Upon termination of the HHL 1994 Scheme on 1st November, 2003, no further options may be granted thereunder. However, all options granted under the HHL 1994 Scheme shall continue to be subject to the provisions of this scheme.

## 32. SHARE CAPITAL *(continued)*

### Share option schemes *(continued)*

#### (a) *The Company (continued)*

No option was granted by the Company under the HHL 2003 Scheme since its adoption. The following table discloses details of share options which were granted under the HHL 1994 Scheme by the Company at nominal consideration and movements in such holdings:

| | | Number of shares under options granted | | | | |
|---|---|---|---|---|---|---|
| | | Outstanding | Movements during the year | | | Outstanding at |
| Date of grant | Subscription price per share HK$ | at 1st July, 2002 | Granted | Exercised | Cancelled/ lapsed | 30th June, 2003 |
| *Directors* | | | | | | |
| 28th March, 2002 | 6.15 | 3,000,000 | – | – | – | 3,000,000 |
| 1st April, 2002 | 6.15 | 1,000,000 | – | – | – | 1,000,000 |
| 2nd April, 2002 | 6.15 | 1,000,000 | – | – | – | 1,000,000 |
| 3rd April, 2002 | 6.15 | 2,500,000 | – | – | – | 2,500,000 |
| | | 7,500,000 | – | – | – | 7,500,000 |
| *An employee* | | | | | | |
| 2nd April, 2002 | 6.15 | 800,000 | – | – | – | 800,000 |
| | | 8,300,000 | – | – | – | 8,300,000 |

## 32. SHARE CAPITAL *(continued)*

### Share option schemes *(continued)*

#### (a) The Company *(continued)*

| | | | *Number of shares under options granted* | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | *Movements during the year* | | | | | |
| *Date of grant* | *Subscription price per share HK$* | *Outstanding at 1st July, 2003* | *Granted* | *Exercised* | *Reclassified* | *Cancelled/ lapsed* | *Outstanding at 30th June, 2004* | *Closing prices of shares at the date of exercise of options HK$* |
| *Directors* | | | | | | | | |
| 28th March, 2002 | 6.15 | 3,000,000 | - | (2,000,000) | - | - | 1,000,000 | 9.40, 11.95 & 15.15 |
| 1st April, 2002 | 6.15 | 1,000,000 | - | - | - | - | 1,000,000 | N/A |
| 2nd April, 2002 | 6.15 | 1,000,000 | - | - | (1,000,000) | - | - | N/A |
| 3rd April, 2002 | 6.15 | 2,500,000 | - | (100,000) | - | - | 2,400,000 | 11.75 |
| 9th September, 2003 | 9.55 | - | 14,000,000 | (6,000,000) | - | - | 8,000,000 | 15.00 |
| | | 7,500,000 | 14,000,000 | (8,100,000) | (1,000,000) | - | 12,400,000 | |
| *Employees* | | | | | | | | |
| 2nd April, 2002 | 6.15 | 800,000 | - | - | 1,000,000 | - | 1,800,000 | |
| | | 8,300,000 | 14,000,000 | (8,100,000) | - | - | 14,200,000 | |

The dates of grant of options referred to above represent the dates on which the options were accepted by the grantees.

## 32. SHARE CAPITAL *(continued)*

### Share option schemes *(continued)*

#### (a) *The Company* *(continued)*

The options granted on 9th September, 2003 are exercisable within a period of four and a half years from 9th March, 2004, the date after the expiry of 6 months from the date of grant. The other options granted are exercisable in the following manner:

| ***Maximum proportion of options exercisable including the proportion of options previously exercised*** | ***Exercisable period*** |
|---|---|
| 1/3 | From the expiry of 6 months from the date of grant of option up to 18 months from the date of grant |
| 2/3 | From the expiry of 18 months from the date of grant of option up to 30 months from the date of grant |
| 3/3 | From the expiry of 30 months from the date of grant of option up to 42 months from the date of grant |

Save as disclosed above, no options were granted, exercised, cancelled or lapsed during either of the years presented.

#### (b) *HHI*

A share option scheme ("HHI Scheme") was adopted by HHI during the year pursuant to the written resolutions of the shareholder of HHI passed on 16th July, 2003 and approved by the shareholders of the Company at an extraordinary general meeting held on 16th July, 2003. The HHI Scheme shall be valid and effective for a period of 10 years and the principal purpose of which is to provide incentives to directors and eligible employees. The Board of HHI is authorised to grant options under the HHI Share Option Scheme to executive directors and employees of the Company, HHI or any of its subsidiaries and persons specified in the scheme document to subscribe for shares in HHI.

Options granted must be taken up within 28 days from the date of the offer letter upon payment of HK$1 per each grant of option, payable as consideration on acceptance, which is recognised in the income statement when received.

No option was granted under the HHI Scheme since its adoption.

### HHI Warrants

In connection with the listing of the shares in HHI during the year, HHI issued a total of 87,533,636 warrants at no consideration to the Company's shareholders on the basis of one warrant for every 10 shares in the Company then held. The warrants, which carry an aggregate subscription rights of HK$365,890,598, entitle the holders thereof to subscribe for shares in HHI at a subscription price of HK$4.18 per share subject to adjustment during the three-year period commencing on 6th August, 2003. Cash amounted to HK$48,000 was paid to certain overseas shareholders of the Company in lieu of HHI warrants.

During the year, 590,046 HHI warrants carrying an aggregate subscription price of HK$2,466,392 were exercised by the warrant holders resulting in the issuance of 590,046 ordinary shares in HHI. A total of 86,943,590 HHI warrants remained outstanding at the balance sheet date.

## 33. RESERVES

| | Share premium HK$'000 | Investment property revaluation reserve HK$'000 | Capital reserve HK$'000 | Exchange translation reserve HK$'000 | PRC statutory reserves (Note) HK$'000 | Dividend reserve HK$'000 | Retained profits HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|---|---|
| **THE GROUP** | | | | | | | | |
| At 1st July, 2002 | | | | | | | | |
| - As previously reported | 8,508,890 | 2,254,315 | 83,010 | (504) | 22,884 | 324,113 | 411,557 | 11,604,265 |
| - Prior period adjustment | - | - | - | - | - | - | (39,736) | (39,736) |
| - As restated | 8,508,890 | 2,254,315 | 83,010 | (504) | 22,884 | 324,113 | 371,821 | 11,564,529 |
| Final and special dividend for year ended 30/6/2002 paid | - | - | - | - | - | (324,113) | - | (324,113) |
| Revaluation decrease | - | (335,049) | - | - | - | - | - | (335,049) |
| Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates | - | - | - | 2,990 | - | - | - | 2,990 |
| Share of reserves of jointly controlled entities and associates | - | (2,298) | - | 6,946 | - | - | - | 4,648 |
| Net profit for the year | - | - | - | - | - | - | 611,516 | 611,516 |
| Transfer between reserves | - | - | - | - | 33,580 | - | (33,580) | - |
| Amount set aside for dividend payments (note 14) | - | - | - | - | - | 218,996 | (218,996) | - |
| Interim dividend paid | - | - | - | - | - | (61,319) | - | (61,319) |
| At 30th June, 2003 | 8,508,890 | 1,916,968 | 83,010 | 9,432 | 56,464 | 157,677 | 730,761 | 11,463,202 |
| Final dividend for year ended 30/6/2003 paid | - | - | - | - | - | (157,947) | - | (157,947) |
| Revaluation increase | - | 214,877 | - | - | - | - | - | 214,877 |
| Issue of shares | 49,965 | - | - | - | - | - | - | 49,965 |
| Share issue expenses | (38) | - | - | - | - | - | - | (38) |
| Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates | - | - | - | 10,266 | - | - | - | 10,266 |
| Share of reserves of jointly controlled entities and associates | - | - | - | (25,380) | - | - | - | (25,380) |
| Net profit for the year | - | - | - | - | - | - | 1,453,990 | 1,453,990 |
| Realised on deemed disposal of interests in subsidiaries | - | - | - | - | (14,116) | - | 14,116 | - |
| Transfer between reserves | - | - | - | - | 15,073 | - | (15,073) | - |
| Amount set aside for dividend payments (note 14) | - | - | - | - | - | 622,534 | (622,534) | - |
| Interim dividend paid | - | - | - | - | - | (353,633) | - | (353,633) |
| **At 30th June, 2004** | **8,558,817** | **2,131,845** | **83,010** | **(5,682)** | **57,421** | **268,631** | **1,561,260** | **12,655,302** |
| Included above are the Group's share of the post-acquisition reserves of jointly controlled entities, as follows: | | | | | | | | |
| **At 30th June, 2004** | - | - | - | **6,532** | **57,421** | - | **535,480** | **599,433** |
| At 30th June, 2003 | - | - | - | 916 | 56,464 | - | 893,580 | 950,960 |
| Included above are the Group's share of the post-acquisition reserves of associates, as follows: | | | | | | | | |
| **At 30th June, 2004** | - | **22,975** | - | - | - | - | **2,695** | **25,670** |
| At 30th June, 2003 | - | 22,975 | - | 30,624 | - | - | 9,641 | 63,240 |

*Note:* The PRC jointly controlled entities are required, under the local regulations, to provide for statutory reserves, comprising general and development funds, which are not distributable until the end of the joint venture periods.

## 33. RESERVES *(continued)*

| | *Share premium* HK$'000 | *Capital reserve* HK$'000 | *Dividend reserve* HK$'000 | *Retained profits* HK$'000 | *Total* HK$'000 |
|---|---|---|---|---|---|
| THE COMPANY | | | | | |
| At 1st July, 2002 | 8,508,890 | 9,872 | 324,113 | 329,776 | 9,172,651 |
| Final and special dividend for year ended 30/6/2002 paid | – | – | (324,113) | – | (324,113) |
| Net profit for the year | – | – | – | 596,503 | 596,503 |
| Amount set aside for dividend payments (note 14) | – | – | 218,996 | (218,996) | – |
| Interim dividend paid | – | – | (61,319) | – | (61,319) |
| At 30th June, 2003 | 8,508,890 | 9,872 | 157,677 | 707,283 | 9,383,722 |
| Final dividend for year ended 30/6/2003 paid | – | – | (157,947) | – | (157,947) |
| Issue of shares | 49,965 | – | – | – | 49,965 |
| Share issue expenses | (38) | – | – | – | (38) |
| Net profit for the year | – | – | – | 1,621,284 | 1,621,284 |
| Amount set aside for dividend payments (note 14) | – | – | 622,534 | (622,534) | – |
| Interim dividend paid | – | – | (353,633) | – | (353,633) |
| **At 30th June, 2004** | **8,558,817** | **9,872** | **268,631** | **1,706,033** | **10,543,353** |

The Company's total distributable reserves at 30th June, 2004 represent retained profits and dividend reserve of HK$1,706,033,000 (2003: HK$707,283,000) and HK$268,631,000 (2003: HK$157,677,000) respectively.

## 34. LONG-TERM BORROWINGS

| | The Group | |
|---|---|---|
| | 2003 HK$'000 | 2004 HK$'000 |
| Unsecured notes payable (Note a) | | |
| Principal amount | 1,473,822 | **1,474,200** |
| Less: Unamortised note issue expenses | (6,555) | **(356)** |
| | 1,467,267 | **1,473,844** |
| Secured bank loans repayable (Note b) | | |
| within one year | 312,954 | – |
| between one and two years | 475,854 | – |
| between two and five years | 1,568,821 | – |
| | 2,357,629 | – |
| Unsecured bank loans repayable (Note b) | | |
| within one year | 7,525 | **133,555** |
| between one and two years | 133,553 | – |
| between two and five years | – | **1,000,000** |
| | 141,078 | **1,133,555** |
| Other unsecured loans repayable between two and five years | 47,480 | – |
| | 4,013,454 | **2,607,399** |
| Less: Portion due within one year included in current liabilities | | |
| Unsecured notes payable less unamortised note issue expenses | – | **(1,473,844)** |
| Secured bank loans | (312,954) | – |
| Unsecured bank loans | (7,525) | **(133,555)** |
| | (320,479) | **(1,607,399)** |
| | 3,692,975 | **1,000,000** |

## 34. LONG-TERM BORROWINGS *(continued)*

*Notes:*

(a) The balance represents:

| | *The Group* | |
|---|---|---|
| | *2003* | ***2004*** |
| | *HK$'000* | ***HK$'000*** |
| Principal amount of the notes payable | | |
| within one year | – | **1,474,200** |
| between one and two years | 1,473,822 | – |
| | 1,473,822 | **1,474,200** |

The unsecured notes ("2004 Notes") were issued by a subsidiary, Guangzhou-Shenzhen Superhighway (Holdings) Ltd.. The notes, which carry interests at 9.875% per annum, are payable semi-annually in arrears on 15th February and 15th August of each year.

A covenant defeasance was effected by the Group by placing a sum with the trustee of the notes sufficient for the repayment of the outstanding note principals together with interests payable under the notes.

The Group's liability shown above is presented net of notes with an aggregate principal value of US$5 million (2003: US$5 million) repurchased in prior years.

(b) The bank loans carry interest at commercial lending rates.

## 35. AMOUNTS DUE TO SUBSIDIARIES

The amounts due to subsidiaries are unsecured and interest free without fixed repayment terms. Repayment of the amounts will not be demanded within one year from the balance sheet date, accordingly the amounts are classified as non-current liabilities.

## 36. AMOUNTS DUE TO ASSOCIATES

The amounts due to associates are unsecured and interest free without fixed repayment terms. Repayment of the amounts will not be demanded within one year from the balance sheet date, accordingly the amounts are classified as non-current liabilities.

## 37. DEFERRED TAX LIABILITIES

The following are the major deferred tax liabilities recognised by the Group and movements thereon during the current and prior reporting periods.

| | ***Accelerated tax depreciation*** *HK$'000* | ***Tax losses*** *HK$'000* | ***Others*** *HK$'000* | ***Total*** *HK$'000* |
|---|---|---|---|---|
| At 1st July, 2002 | | | | |
| – As previously reported | – | – | – | – |
| – Prior period adjustment | 65,294 | (33,133) | 7,575 | 39,736 |
| – As restated | 65,294 | (33,133) | 7,575 | 39,736 |
| Charge (credit) to income statement | 6,295 | (2,649) | (1,025) | 2,621 |
| Effect of a change in tax rate charged (credited) to income statement | 6,121 | (3,106) | 711 | 3,726 |
| At 30th June, 2003 | 77,710 | (38,888) | 7,261 | 46,083 |
| Charge (credit) to income statement | 26,188 | (18,369) | 755 | 8,574 |
| **At 30th June, 2004** | **103,898** | **(57,257)** | **8,016** | **54,657** |

The deferred tax assets and liabilities have been offset for the purposes of balance sheet presentation.

At the balance sheet date, the Group had available unused tax losses and other deductible temporary differences of HK$1,571 million (2003: HK$1,526 million) and HK$670 million (2003: HK$1,551 million) respectively for offset against future profits. A deferred tax asset of HK$57 million (2003: HK$39 million) in respect of tax losses has been recognised. No deferred tax asset has been recognised in respect of the remaining tax losses of HK$1,244 million (2003: HK$1,301 million) and the other deductible temporary differences of HK$670 million (2003: HK$1,551 million) due to the unpredictability of future profit streams. The tax losses available may be carried forward indefinitely.

In addition, the Group had potential deductible temporary differences in respect of the losses incurred on an overseas infrastructure project which has been unilaterally terminated. Since the grounds for termination are disputed, it is not practicable at this stage to quantify the amount of deductible temporary differences which have yet to be agreed with the local tax authority.

Temporary differences arising in connection with the interests in associates and jointly controlled entities are insignificant.

## 38. DISPOSAL OF SUBSIDIARIES

| | 2003 HK$'000 | 2004 HK$'000 |
|---|---|---|
| Net assets disposed: | | |
| Properties under development | – | **158,195** |
| Trade and other receivables | – | **4,519** |
| Bank balances and cash | – | **248** |
| Trade and other payables | – | **(12,299)** |
| Long-term bank and other loans | – | **(133,881)** |
| | – | **16,782** |
| Gain on disposal of a development property (note 9) | – | **16,388** |
| | – | **33,170** |
| Sales consideration recognised | – | **33,170** |
| Net cash inflow arising on disposal: | | |
| Cash consideration received | – | **7,820** |
| Bank balances and cash disposed of | – | **(248)** |
| | – | **7,572** |

The subsidiaries disposed of during the year did not contribute significantly to the Group's cash flows, turnover or profit from operations for the year.

## 39. CHARGES ON ASSETS

(a) The Group's properties at 30th June, 2003 with an aggregate carrying amount of HK$5,571 million were mortgaged to secure the bank loans granted to the Group. Such bank loans were refinanced during the year by unsecured bank borrowings and the mortgages on the properties were discharged.

(b) At 30th June, 2003, the Group's interest in a jointly controlled entity engaging in the development of an infrastructure project with a carrying amount of HK$1,915 million was pledged to the lender to secure the bank loans granted to the Group to finance the development of such project. The bank loans were fully repaid during the year and the pledge on the Group's asset was discharged.

(c) At 30th June, 2003, the amount due by certain subsidiaries to their holding companies totalling approximately HK$7,294 million was subordinated to the bank borrowings of the Group. During the year, subordination of these amounts have been released upon full settlement of the bank borrowings.

## 40. PROJECT COMMITMENTS

### (a) Roads and highway projects in the PRC

The estimated total development cost for Phases II and III of the Western Delta Route, which will be developed by a joint venture company, amounted to approximately RMB8,500 million, 35% of which amounting to RMB2,975 million will be provided by the Group and the PRC joint venture partner in equal shares by way of capital contribution to the joint venture company undertaking the project. At 30th June, 2004, no development expenditure for these phases was contracted for.

At 30th June, 2004, the Group's attributable share of the commitment of GS Superhighway JV and Ring Road JV in respect of the capital expenditure to be incurred for their toll roads, which was contracted but not provided for, amounted to approximately HK$23 million (2003: HK$35 million).

### (b) Power station project

During the year, the Group entered into a co-operation agreement with a PRC enterprise for the joint development of a 2X600 MW power station in Guangdong Province of the PRC. The development cost of the project is estimated to be in the region of RMB5,300 million. The project, which is at preliminary planning stage, is subject to approval by the relevant PRC authority and no development expenditure in this respect has been contracted for up to 30th June, 2004.

### (c) Property development expenditures

| | *The Group* | | *The Company* | |
|---|---|---|---|---|
| | *2003* | *2004* | *2003* | *2004* |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Authorised but not contracted for | 99,525 | **344,147** | – | – |
| Contracted but not provided for | 30,228 | **24,140** | – | – |
| | 129,753 | **368,287** | – | – |

### (d) Other commitments

(i) The Group's share of the commitment of a jointly controlled entity in respect of property development expenditure at the balance sheet date is as follows:

| | *The Group* | |
|---|---|---|
| | *2003* | *2004* |
| | *HK$'000* | *HK$'000* |
| Authorised but not yet contracted for | – | **235,000** |
| Contracted but not provided for | 20,107 | **11,555** |
| | 20,107 | **246,555** |

The Group has agreed to provide funds to finance the development of the property project of this jointly controlled entity to the extent of HK$300 million (2003: HK$800 million).

## 40. PROJECT COMMITMENTS *(continued)*

### (d) Other commitments *(continued)*

(ii) Certain subsidiaries have also agreed to undertake the development of the commercial and residential properties in Machong county of Dongguan, the PRC, subject to approval by the relevant authority and/or the signing of formal project agreements, the terms and conditions of which are yet to be finalised.

## 41. OPERATING LEASE COMMITMENTS

### The Group as lessor

Rental income from investment properties earned during the year is approximately HK$283 million (2003: HK$320 million). At the balance sheet date, the investment properties of the Group with an aggregate carrying amount of approximately HK$4,187 million (2003: HK$3,962 million) were rented out under operating leases. These properties have committed tenants for the next one to three years without termination options granted to tenants.

At the balance sheet date, the Group had contracted with tenants for the following future minimum payments under non-cancellable operating leases:

| | *The Group* | |
|---|---|---|
| | *2003* | ***2004*** |
| | *HK$'000* | ***HK$'000*** |
| Within one year | 129,823 | **136,421** |
| In the second to fifth years inclusive | 86,221 | **120,943** |
| | 216,044 | **257,364** |

## 42. CONTINGENCIES

### (a) Disposal of CEPA

In connection with the disposal by the Group of its interests in Consolidated Electric Power Asia Limited ("CEPA") in prior years, the Group entered into an agreement with the purchaser under which the purchaser and its affiliates agreed to release and discharge the Group from all claims whatsoever they may have against the Group arising under the sale agreement. The Group has also agreed to release and discharge the purchaser and its affiliates from all claims whatsoever the Group may have against them. In this connection, the Group has agreed to give certain performance undertakings and indemnities to the purchaser and its affiliates, for which provisions totalling approximately HK$164 million had been made in the financial statements in prior years. The provisions represent management's best estimate of the costs and expenses required to discharge the Group's obligations and liabilities under such agreement. The directors are of the opinion that the provisions are not expected to be payable within one year from the balance sheet date and accordingly, are classified as non-current liabilities.

### (b) Transport system in Thailand

The Ministry of Transport and Communications of Thailand ("MOTC") has issued termination notices to Hopewell (Thailand) Limited ("HTL") to terminate the concession agreement entered into with HTL and reserved the rights to claim for any damages arising from such termination. MOTC has also issued a letter to seize all the concession payments made by HTL and the performance bond of approximately HK$95 million (2003: HK$93 million) issued by a bank on behalf of HTL which was secured by the pledge of the Group's bank deposits of the same amount. However, the Government party has been unable to seize the bond since grounds for termination are disputed. In 1998, MOTC confirmed the termination of the concession agreement and stated that HTL will be informed of the amount of damages in future. On the other hand, HTL contended that the concession has been confiscated or expropriated by MOTC outside the terms of the concession agreement and has made a claim for damages of approximately Baht 100 billion and demanded MOTC to release the aforesaid performance bond. The directors consider it impracticable at this stage to assess the outcome of the actions taken.

### (c) Other project

A legal action was taken by a supplier against a subsidiary claiming, inter alia, compensation for alleged breach of contract of approximately HK$33 million in connection with the construction of a road project in prior years. The subsidiary intends to contest the case vigorously. The directors, based on legal advice obtained, are of the opinion that the case is without merit and would not result in any material losses to the Group.

### (d) Guarantees

| | *The Group* | | *The Company* | |
|---|---|---|---|---|
| | *2003* | *2004* | *2003* | *2004* |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Credit facilities under guarantees given, utilised by: | | | | |
| Subsidiaries | – | – | 2,863,939 | **1,245,521** |
| A jointly controlled entity | 697,551 | **697,551** | 697,551 | – |

## 43. RETIREMENT BENEFIT SCHEME

The Group has established a Mandatory Provident Fund Scheme (the "MPF Scheme") for its Hong Kong employees. The assets of the scheme are held separately in funds which are under the control of independent trustees. The retirement benefit scheme contributions charged to the income statement represent contributions payable by the Group to the scheme at 5% of each of the employees' monthly relevant income capped at HK$20,000. At the balance sheet date, there were no forfeited contributions available to reduce future obligations. The contributions made by the Group to the MPF Scheme for the year are HK$6,841,000 (2003: HK$7,014,000).

## 44. RELATED PARTY TRANSACTIONS

Other than the transactions with related parties disclosed above, during the year the Group entered into agreements with a former director of the Company for the disposal of its interests in a hotel project in Malta under development, which was undertaken by subsidiaries, and its interest in an associate undertaking a toll road project in the Philippines at the consideration of approximately HK$217 million, comprising cash consideration and net liabilities of the subsidiaries assumed by the purchaser, and HK$9 million respectively. The consideration for disposal of the hotel interest to the extent of HK$63 million is still outstanding which is payable by instalments over a period up to 42 months from 16th April, 2006 or 48 months from the date of completion of the hotel development, whichever is the earlier. Completion of the disposal of the associate is subject to the occurrence of certain events as specified in the disposal agreement. In addition, the Group and the former director have agreed to the full and final settlement of the legal proceedings taken against each other with no payment obligations on the part of the Group.

## 45. PRINCIPAL SUBSIDIARIES

The following list contains only the details of the subsidiaries which principally affect the results, assets or liabilities of the Group as the directors are of the opinion that a complete list of all the subsidiaries will be of excessive length. Except otherwise indicated, all the subsidiaries are private companies incorporated and are operating principally in the place of incorporation and all issued shares are ordinary shares. None of the subsidiaries had any loan capital outstanding during the year or at the end of the year.

| *Name of company* | *Paid up issued capital* | *Proportion of nominal value of issued ordinary capital held by the Company* | | *Principal activities* |
|---|---|---|---|---|
| | | *Directly* % | *Indirectly* % | |
| *Incorporated in Hong Kong:* | | | | |
| Goldhill Investments Limited | 2 shares of HK$100 each and 60,600 non-voting deferred shares of HK$100 each | – | 100 | Property investment |
| Hopewell China Development (Superhighway) Limited (ii) | 2 shares of HK$1 each and 4 non-voting deferred shares of HK$1 each | – | 73.11 | Investment in super-highway project |

## 45. PRINCIPAL SUBSIDIARIES *(continued)*

| *Name of company* | *Paid up issued capital* | *Proportion of nominal value of issued ordinary capital held by the Company* Directly % | Indirectly % | *Principal activities* |
|---|---|---|---|---|
| *Incorporated in Hong Kong: (continued)* | | | | |
| Hopewell Construction Company, Limited | 200,000 shares of HK$100 each | – | 100 | Construction, project management and investment holding |
| HH Finance Limited | 100,000 shares of HK$10 each | 100 | – | Loan financing |
| Hopewell Food Industries Limited | 1,000,000 shares of HK$1 each | – | 100 | Restaurant operation |
| Hopewell Guangzhou-Zhuhai Superhighway Development Limited (ii) | 2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each | – | 74.98 | Investment in super-highway project |
| Hopewell Housing Limited | 30,000 shares of HK$100 each | 100 | – | Property agents and investment holding |
| Hopewell Huang Gang Development Limited (ii) | 2 shares of HK$1 each | – | 100 | Property investment |
| Hopewell Property Management Company Limited | 2 shares of HK$100 each | 100 | – | Building and carpark management |
| Hopewell Shunde Roads Limited (ii) | 2 shares of HK$1 each | – | 100 | Investment in highway system project |
| Hopewell Slipform Engineering Limited | 2,000,000 shares of HK$1 each | – | 100 | Construction specialist sub-contractor |
| Hopewell 108 Limited | 1,000 shares of HK$100 each | – | 100 | Property investment |
| Hopewell Centre Management Limited (formerly known as Hopewell 109 Limited) | 209,200 shares of HK$100 each | 100 | – | Property management |
| Hopewell 110 Limited | 10,000 shares of HK$100 each | – | 100 | Property investment and development |

## 45. PRINCIPAL SUBSIDIARIES *(continued)*

| *Name of company* | *Paid up issued capital* | *Proportion of nominal value of issued ordinary capital held by the Company* Directly % | Indirectly % | *Principal activities* |
|---|---|---|---|---|
| *Incorporated in Hong Kong: (continued)* | | | | |
| International Trademart Company Limited | 2 shares of HK$1 each and 10,000 non-voting deferred shares of HK$1 each | – | 100 | Property investment and operation of a trademart |
| Kowloon Panda Hotel Limited | 2 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each | – | 100 | Hotel ownership and operations |
| Lok Foo Company Limited | 52,000 shares of HK$100 each | 100 | – | Investment holding |
| Mega Hotels Management Limited | 3,000,000 shares of HK$1 each | – | 100 | Hotel management and investment holding |
| Slipform Engineering Limited | 1,000,001 shares of HK$1 each | – | 100 | Construction, project consultant and investment holding |
| Wetherall Investments Limited | 2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each | – | 100 | Property investment and investment holding |
| Yuba Company Limited | 10,000 shares of HK$1 each | – | 100 | Property investment |
| *Incorporated in Macau:* | | | | |
| Slipform Engineering (Macau) Limited | 500,000 shares of MOP 1 each | – | 100 | Construction |
| *Established in the PRC:* | | | | |
| 廣州市合和(花都)置業發展有限公司 (iii) | RMB99,200,000 (registered capital) | – | 95 | Property development |
| *Incorporated in the British Virgin Islands:* | | | | |
| Anber Investments Limited | 1 share of US$1 each | – | 100 | Investment holding |

## 45. PRINCIPAL SUBSIDIARIES *(continued)*

| Name of company | Paid up issued capital | Proportion of nominal value of issued ordinary capital held by the Company Directly % | Indirectly % | Principal activities |
|---|---|---|---|---|
| *Incorporated in the British Virgin Islands: (continued)* | | | | |
| Goldvista Properties Limited (i) | 1 share of US$1 each | – | 100 | Property investment |
| Guangzhou-Shenzhen Superhighway (Holdings) Ltd. (i) | 20,000 shares of US$1 each | – | 100 | Financing |
| Hopewell (Huadu) Estate Investment Company Limited (i) | 1 shares of US$1 each | – | 100 | Investment holding |
| Hopewell Guangzhou Ring Road Limited (ii) | 1 share of US$1 each | – | 74.98 | Investment in highway system project |
| Hopewell Shunde Highway 105 Limited (ii) | 2 shares of US$1 each | – | 100 | Investment in highway system project |
| Kammer Investment Limited (i) | 1 share of US$1 each | 100 | – | Investment holding |
| Primax Investment Limited (i) | 1 share of US$1 each | 100 | – | Investment holding |
| Procelain Properties Ltd. (i) | 1 share of US$1 each | – | 100 | Property investment |
| Singway (B.V.I.) Company Limited (i) | 1 share of US$1 each | – | 100 | Property investment |
| Tubanan Power Limited (i) | 100 shares of US$1 each | – | 100 | Investment holding |
| *Incorporated in the Cayman Islands:* | | | | |
| Delta Roads Limited (i) | 46,422 shares of HK$10 each | – | 100 | Investment holding |
| Hopewell Highway Infrastructure Limited (iv) | 2,880,590,046 shares of HK$0.1 each | – | 74.98 | Investment holding |
| *Incorporated in Thailand:* | | | | |
| Hopewell (Thailand) Limited | 1,500,000,000 shares of Baht 10 each | 100 | – | Investment in an elevated road and train system |
| *Incorporated in Indonesia:* | | | | |
| P.T. Hi Power Tubanan I | 179,125 shares of US$100 each | – | 80 | Development of a power station project |

## 45. PRINCIPAL SUBSIDIARIES *(continued)*

*Notes:*

(i) Operating principally in Hong Kong

(ii) Operating principally in the PRC

(iii) Sino foreign cooperative joint venture registered in the PRC

(iv) Hopewell Highway Infrastructure Limited, a company listed on The Stock Exchange of Hong Kong Limited, is operating in Hong Kong and in the PRC through its subsidiaries and jointly controlled entities.

The non-voting deferred shares carry practically no rights to dividends nor to receive notice of nor to attend or vote at any general meeting of the relevant companies nor to participation in any distribution on winding up.

Particulars of the subsidiaries, including those subsidiaries not listed above, will be annexed to the next annual return of the Company to be filed with The Registrar of Companies in accordance with the Companies Ordinance.

## 46. PRINCIPAL ASSOCIATES

Particulars regarding the principal associates, all of which are incorporated and operating in Hong Kong except otherwise indicated, are as follows:

| ***Name of company*** | ***Proportion of nominal value of issued capital held by the Company*** % | ***Principal activities*** |
|---|---|---|
| Granlai Company Limited (i) | 46 | Property investment |
| Shin Ho Ch'eng Development Limited (i) & (ii) | 20 | Hotel operation |

*Notes:*

(i) Adopted 31st December as financial year end date

(ii) Operating principally in the PRC

The directors are of the opinion that a complete list of all the associates will be of excessive length. Particulars of the associates, including those associates not listed above, will be annexed to the next annual return of the Company to be filed with The Registrar of Companies in accordance with the Companies Ordinance.

## 47. POST BALANCE SHEET EVENTS

The following significant events took place subsequent to the balance sheet date:

(a) In July 2004, the Group entered into agreements with a PRC party for the investment in and the construction and operation of Phase II of the Western Delta Route ("Phase II West") through a joint venture company, named Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV"). The estimated total investment for Phase II West is approximately RMB4,900 million, 35% of which is to be funded by an increase in the registered capital of West Route JV, to be contributed by the Group and the PRC joint venture partner in equal share. Details of the agreements are set out in the Company's announcement dated 14th July, 2004.

(b) The Group is currently in the process of negotiating the terms of a possible co-operation with the PRC joint venture partner of West Route JV for the investment in and the construction and operation of Phase III of the Western Delta Route ("Phase III West") through West Route JV. Details of the possible agreements in relation to this project are set out in the Company's announcement dated 4th August, 2004.

(c) The principal conditions stipulated in the agreements for the disposals of the Group's interests in Shunde Municipal Shunhope Highway Construction Company Limited ("Shunde Shunhope") and Shunde Municipality Shunda Highway Company Limited ("Shunde Shunda") have been fulfilled subsequent to the year end date. The gains on disposal arising therefrom in respect of Shunde Shunhope and Shunde Shunda amounting to approximately HK$314 million and HK$178 million respectively, calculated based on considerations received, will be accounted for in the financial statements for the ensuing year.

(d) The 2004 Notes as referred to in note 34(a) were fully redeemed on their maturity date at 100% of their principal amounts.

## 48. APPROVAL OF FINANCIAL STATEMENTS

The financial statements on pages 51 to 110 were approved and authorised for issue by the Board of Directors on 6th September, 2004.

# List of Major Properties

A. Completed investment properties and hotel property (unless otherwise specified, these properties are held under long-term leases):

| *Property/land* | *Location* | *Use* | *Site area (sq.m.)* | *Gross floor area (sq.m.)* | *Group's interest (%)* |
|---|---|---|---|---|---|
| Hongkong International Trade & Exhibition Centre (medium-term lease) | 1 Trademart Drive Kowloon Bay, Kowloon. | Conference, exhibition, restaurant, showroom office and carparks | 22,280 | 163,702* | 100 |
| Hopewell Centre | 183 Queen's Road East, Wanchai, Hong Kong. | Commercial, office and carparks | 5,207 | 78,102* | 100 |
| Panda Hotel (medium-term lease) – Shopping arcade & carparks | 3 Tsuen Wah Street, Tsuen Wan, New Territories. | Commercial and carparks | | 22,689* | 100 |
| – Hotel property | | Hotel operation | | 49,073 | 100 |
| | | | 5,750 | 71,762 | |
| Allway Gardens Shopping Arcade (medium-term lease) | 9 On Yuk Road, Tsuen Wan, New Territories. | Commercial | N/A | 20,742 | 100 |
| 125 carparking spaces at Allway Gardens (medium-term lease) | 9 On Yuk Road, Tsuen Wan, New Territories. | Carparks | N/A | N/A | 100 |
| 80 carparking spaces at Wu Chung House (medium-term lease) | 3/F–5/F, 213 Queen's Road East, Hong Kong. | Carparks | N/A | N/A | 100 |
| 22/F-24/F and carparking spaces V1-V15, Hing Wai Centre (medium-term lease) | No. 7 Tin Wan Praya Road, Aberdeen, Hong Kong. | Industrial, commercial and carparks | N/A | 7,551* | 100 |

* *Excluding carparking spaces.*

B. Properties for/under development:

| *Property/land* | *Location* | *Use* | *Site area (sq.m.)* | *Gross floor area (sq.m.)* | *Group's interest (%)* |
|---|---|---|---|---|---|
| Mega Tower Hotel | Kennedy Road Ship Street, Hau Fung Lane, Wanchai, Hong Kong. | Hotel and shopping complex with multi-purpose conference rooms and auditorium facilities (Development at planning stage) | 7,301# | 172,731 | 100 |
| 196-206 Queen's Road East | 196-206 Queen's Road East, Wanchai, Hong Kong. | For development | 464 | Under planning | 100 |
| 214-224 Queen's Road East | 214-224 Queen's Road East, Wanchai, Hong Kong. | For development | 459 | Under planning | 100 |
| 9-19 Sam Pan Street Hong Kong | 9-19 Sam Pan Street, Wanchai, Hong Kong. | For development | 623 | Under planning | 100 |
| Nova Taipa Gardens (Phase 2 to 5) | North shore of Taipa Island, Macau. | Residential, commercial, hotel/ conventional centre and carparks (Substructure works for Phase 2 completed) (Phase 2C with development area of 100,000 sq.m. expected to be completed by mid 2006) | 146,174 | 625,879 | 50 |
| Hopewell New Town | Huadu district Guangzhou, China. | Residential, commercial, logistic and social facilities buildings (Phase 1 with development area of 160,000 sq.m. expected to be completed by end of year 2005) | 733,000 | 1,400,000 | 95 |

*Note:*

\# Total planned site area of the land required for the property development is about 14,000 sq.m. of which a total of 7,301 sq.m. are held by the Group and the remaining will be acquired by the Group mainly by way of land exchange with the government at a premium yet to be finalised.

# HOPEWELL
## Holdings Limited
## Annual Report 2004
## 合和實業有限公司二零零四年年報



Guangzhou 廣州
Dongguan 東莞
Shenzhen 深圳
Shunde 順德
Zhongshan
Zhuhai 珠海
CHONGQING
Changsha
Xiangtan
Shaoyang
Guilin
Liuzhou
Guiyang
Zunyi
Nanning
Beihai
Zhanjiang
Yulin
Jingdezhen





**合和新城**

為一大型住宅、商業及物流發展項目。佔地約733,000平方米，鄰近廣州新白雲國際機場。


東莞
深圳
香港



**合和中心**

位於灣仔，樓高六十六層的辦公室／商業大樓，是集團旗艦物業及香港的地標。



**悅來酒店**

座落荃灣區，擁有1,000個房間，為全港最大酒店之一，由集團旗下附屬公司管理。



**香港國際展貿中心**

位於九龍灣，樓高十四層的現代及獨特建築物，建築面積逾163,000平方米，備有會議展覽場地、陳列寫字樓、餐飲場所及其他商貿設施等。



**濠景花園**

位於澳門合作項目，分多期發展為住宅、商業、社區設施、辦公室及酒店等。

# 集團業務概覽

合和實業有限公司乃本港其中一間卓越的公司，業務分佈多元化，包括有物業投資及發展、公路基建、酒店和建築。集團建基於高瞻遠矚的策略及憑藉着所擁有的專門技術，致力於香港及珠江三角洲的主要項目的投資、發展及工程。於二零零三年八月，持有主要以中國大陸為基礎的交通基建業務的旗下附屬公司合和公路基建有限公司於香港聯合交易所上市，集團持有其75%股份。



**廣深高速公路**

全線總長122.8公里封閉式瀝青鋪設之雙向三車道高速公路，由深圳市皇崗至廣州市廣氮，連接廣州東南西環高速公路。



**廣州東南西環項目**

全線總長38公里封閉式混凝土鋪設之雙向三車道高速公路，沿廣州市區東、南及西方周邊興建，及連接北環高速公路組成廣州環城高速高路。



**珠江三角洲西岸幹道I、II及III期**

I期已完成全長14.7公里封閉式瀝青路面之雙向三車道高速公路連接廣州市和順德。II及III期在籌劃中，將分別由順德連接中山市及由中山市連接珠海。



**港珠澳大橋(籌劃中)**

Y型大橋全長29公里，是集團倡議連接香港大嶼山西面與澳門及中國大陸珠海的項目。



廣州
佛山
順德
江門
中山
珠海
澳門

# 公司資料

## 榮譽主席
胡文瀚博士
OBE, JP, LLD (Hon), Dr Eng(Hon), BSc(Eng)

## 董事會
胡應湘爵士 GBS, KCMG, FICE
*主席*
何炳章先生 *
*副主席及董事總經理*
郭展禮先生
*董事副總經理*
胡文新先生
*董事副總經理*
李憲武先生 #
嚴文俊先生
胡文佳先生 ##
胡爵士夫人郭秀萍太平紳士 #
陸勵荃女士 ##
楊鑑賢先生
韋高廉先生
雷有基先生
李嘉士先生 #
張利民先生
何榮春先生
藍利益先生 ##

* 亦為胡應湘爵士及胡爵士夫人郭秀萍太平紳士之候補董事
\# 非執行董事
\## 獨立非執行董事

## 審核委員會
藍利益先生
*主席*
陸勵荃女士
胡文佳先生

## 公司秘書
李業華先生

## 註冊辦事處
香港皇后大道東 183 號
合和中心 64 樓
電話　：(852) 2528 4975
圖文傳真 ：(852) 2861 2068

## 法律顧問
胡關李羅律師行

## 核數師
德勤 • 關黃陳方會計師行

## 主要往來銀行 +
中國銀行（香港）有限公司
交通銀行
東亞銀行有限公司
東京三菱銀行
法國巴黎銀行
中國建設銀行
集友銀行有限公司
花旗銀行
恒生銀行有限公司
香港上海匯豐銀行有限公司
華南商業銀行股份有限公司
中國工商銀行（亞洲）有限公司
廖創興銀行有限公司
瑞穗實業銀行
南洋商業銀行有限公司
三井住友銀行
澳門大豐銀行有限公司

\+ 名稱以字母次序排列

## 股份登記及過戶處
香港中央證券登記有限公司
香港灣仔皇后大道東 183 號
合和中心 17 樓 1712-1716 室
電話　：(852) 2862 8628
圖文傳真 ：(852) 2529 6087

## 上市資料
香港聯合交易所有限公司
普通股　(股份代號：0054)

## 美國預託證券

| | |
|---|---|
| CUSIP 編號 | 439555301 |
| 交易符號 | HOWWY |
| 普通股與美國預託證券比率 | 1:1 |
| 託管銀行 | 美國花旗銀行 |

## 投資者關係
ir@hopewellholdings.com

## 公司網址
www.hopewellholdings.com

# 目錄


| | |
|---|---|
| 拉頁 | 公司資料 |
| 02 | 財務摘要 |
| 03 | 五年財政概要 |
| 04 | 主席報告書 |
| 08 | 管理層 |
| 10 | 董事簡介 |
| 14 | 業務回顧 |
| | 出租物業 15 |
| | 物業發展 18 |
| | 酒店及餐飲 22 |
| | 建築及項目管理 25 |
| | 基建 26 |
| | 其他基建項目 32 |
| | 其他 33 |
| 34 | 財務回顧 |
| 37 | 董事會報告書 |
| 49 | 財務報告表 |
| 50 | 核數師報告書 |
| 51 | 綜合收益表 |
| 52 | 綜合資產負債表 |
| 54 | 公司資產負債表 |
| 55 | 綜合權益變動報表 |
| 56 | 綜合現金流量表 |
| 58 | 財務報告表附註 |
| 111 | 主要物業一覽表 |

# 財務摘要

## 營業額(港幣百萬元)



2,500
2,000
1,500
1,000
500
2,162
1,030
1,132
1,944
1,145
799
2005
1,352
653
2002
2003
2004


集團應佔合作公司之營業額
集團營業額

## 股東應佔溢利(港幣百萬元)



1,500
1,200
900
600
300
335
612
1,454
2002
2003
2004


## 除利息及稅項前溢利(港幣百萬元)



1,250
1,000
750
500
250
953
276
677
839
204
635
1,074
275
799
2002
2003
2004


其他除利息及稅項前溢利
基建除利息及稅項前溢利

## 每股資產淨值對比市場價值(港幣)



20
16
12
8
4
15.7
15.6
16.8
5.3
8.3
15.7
2002
2003
2004


每股資產淨值
每股市場價值

## 集團除利息及稅項前溢利對比利息



6
5
4
3
2
1
1.6 倍
2.7 倍
5.3 倍
2002
2003
2004


集團除利息及稅項前溢利對比利息

## 股東權益回報率



10%
8%
6%
4%
2%
2.4%
4.5%
9.8%
2002
2003
2004


股東權益回報率

# 五年財政概要

## 綜合業績

*截至六月三十日止年度*

| (港幣百萬元) | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|
| 營業額 | 1,572 | 1,750 | 1,132 | 799 | **653** |
| 日常業務除稅項前溢利 | 193 | 336 | 363 | 833 | **1,815** |
| 稅項 | (21) | (27) | (18) | (122) | **(50)** |
| 未計少數股東權益前溢利 | 172 | 309 | 345 | 711 | **1,765** |
| 少數股東權溢 | (6) | (3) | (10) | (99) | **(311)** |
| **股東應佔溢利** | **166** | **306** | **335** | **612** | **1,454** |

## 綜合資產負債表

*結算至六月三十日*

| (港幣百萬元) | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|
| 投資物業 | 6,358 | 6,385 | 5,986 | 5,655 | **5,891** |
| 物業、機械及設備 | 1,154 | 1,119 | 1,119 | 1,493 | **552** |
| 待發展或發展中之物業 | 935 | 662 | 833 | 1,018 | **908** |
| 共同控制個體權益 | 15,237 | 14,120 | 8,135 | 8,207 | **8,174** |
| 契約廢止／已抵押之存款 | 101 | 87 | 1,833 | 1,681 | **95** |
| 其他非流動資產 | 957 | 946 | 1,181 | 575 | **898** |
| 流動資產 | 2,067 | 875 | 4,038 | 1,241 | **4,670** |
| **總資產** | **26,809** | **24,194** | **23,125** | **19,870** | **21,188** |
| 非流動負債 | (9,628) | (8,045) | (4,436) | (3,921) | **(1,230)** |
| 流動負債 | (3,484) | (2,205) | (4,914) | (2,171) | **(2,673)** |
| **總負債** | **(13,112)** | **(10,250)** | **(9,350)** | **(6,092)** | **(3,903)** |
| 少數股東權益 | (10) | (13) | (21) | (125) | **(2,419)** |
| **股東權益** | **13,687** | **13,931** | **13,754** | **13,653** | **14,866** |

## 每股值

| | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|
| 每股基本溢利（港仙） | 19.0 | 34.9 | 38.2 | 69.8 | **165.4** |
| 每股股息（常規）（港仙） | 11.0 | 12.0 | 13.0# | 25.0 | **40.0#** |
| 每股資產淨值（港幣） | 15.6 | 15.9 | 15.7 | 15.6 | **16.8** |

*（#不包括港幣30仙之特別股息）*

## 財務比率

| | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|
| 淨債務對比股東權益 | 75% | 56% | 21% | 14% | 不適用 |
| 淨債務對比總資本 | 42% | 35% | 14% | 11% | 不適用 |
| 股東權益回報率 | 1.2% | 2.2% | 2.4% | 4.5% | **9.8%** |

*附註：*
*隨著追溯性採納香港會計師公會所頒布之會計實務準則第12條（經修訂）「所得稅」，過往年度之若干財務資料已作重列。*

# 主席報告書



胡應湘爵士 GBS, KCMG, FICE 主席

*集團截至二零零四年六月三十日止財政年度表現超卓，股東應佔淨溢利為港幣14.54億元，較去年港幣6.12億元上升138%。*

## 財務摘要

本人欣然向各股東宣佈，集團截至二零零四年六月三十日止財政年度表現超卓，股東應佔淨溢利為港幣14.54億元，較去年港幣6.12億元上升138%。業績改善乃來自年間公路基建項目及酒店營運項目之增長、合和公路基建有限公司（「合和公路基建」）成功公開招股、出售印尼Tanjung Jati B電廠（「TJB」）項目，以及再減省財務支出。每股基本溢利為港幣1.65元，比去年的港幣0.7元上升136%。

董事會擬派發之末期股息為每股港幣30仙，連同已派付之中期股息每股港幣10仙及特別中期股息每股港幣30仙，本年度股息總額為每股港幣70仙。

本公司於二零零四年十月十一日（星期一）至二零零四年十月十八日（星期一），首尾兩天包括在內，停止辦理本公司之股份過戶登記手續。待股東於二零零四年十月十八日舉行之股東週年大會批准後，末期股息將約於二零零四年十月十八日派發予於二零零四年十月十八日營業時間結束時登記之股東。

## 業務回顧

香港經濟在過往一年顯著復甦。受著二零零三年上半年非典型肺炎疫症爆發之影響，業務轉變相對只屬短暫。中國內地旅客訪港人次增加帶動香港的旅遊業，而更緊密經貿關係安排(「CEPA」)亦為香港商家提供在中國內地營商的機會。失業率由二零零三年中的8.7%平穩改善至二零零四年六月的6.9%。

受惠於經濟反彈，集團表現優越。集團的三個核心業務—基建、物業及酒店於本財政年度均錄得令人振奮的業績。基建業務隨著交通流量及收益的強勁增長而表現卓越，全年錄得港幣7.99億元的除利息及税項前收益，去年則為港幣6.35億元，持續成為最主要溢利貢獻之業務。合和公路基建西岸幹道I期已於二零零四年四月三十日前建成通車，較原來計劃提前兩個月。物業收益相對去年的港幣2.17億元，今年錄得港幣1.73億元，反映出租率雖仍維持去年相同水平，物業租金卻仍下調。寫字樓租務市場已呈強烈反彈迹象，租金將可望改善。酒店業務經非典型肺炎疫症後已迅速轉好，加上受惠於中國內地放寬個人遊旅客之審批程序，酒店業務收益相對去年的港幣0.19億元，今年錄得港幣0.76億元。

集團於二零零三年八月將旗下一附屬公司—合和公路基建在香港聯合交易所主板上市而集資超過港幣30億元。集團現有兩間上市公司，各專注其負責之業務組合。合和公路基建專注開發、推動及發展收費公路及橋樑項目；合和實業繼續從事其核心業務—物業及酒店，並持有合和公路基建約75%之股份。另外，出售TJB項目已完成及於二零零三年八月生效，直至本財政年度完結時，該出售項目為集團帶來淨現金盈餘約港幣9.4億元。

鑒於香港的經濟情況好轉，加上集團強穩的財務實力，集團在年內實行和發展若干籌劃中項目。澳門濠景花園2C期及廣州花都區合和新城一期之聯排別墅和高層洋房之興建工程已展開。建議中的Mega Tower酒店發展項目有待城市規劃委員會決定批准，本人相信項目一旦完成發展，將為灣仔社區和集團帶來良好貢獻。集團亦正尋求投資機會，在電力短缺的中國內地發展新電廠。

*集團現時為淨現金水平及無淨負債，*
*且已充分準備為新的發展項目作投資。*

## 財務實力持續改善

本財政年內，集團財政狀況進一步有顯著改善。合和公路基建於二零零三年八月首次公開招股而集資超過港幣30億元，出售TJB項目權益帶來直至本財政年度止的港幣9.4億元淨現金。銀行貸款由港幣30億元減至結算日時的港幣12億元，現金及銀行存款達港幣12億元。集團現時為淨現金水平及無淨負債，且已充分準備為新的發展項目作投資。

集團把握改善的財務狀況以及有利的借貸市場環境下，重新安排現有銀行貸款，以及成功於二零零三年十月取得一項五年期港幣28.8億元無抵押銀團循環及定期貸款。集團為提高財務的靈活性，其後亦安排其他無抵押銀行貸款以擴充計劃中的投資項目。

集團的二零零四年到期而無抵押票據美金1.94億元已於二零零四年八月十五日到期，該票據固定年息率為 $9^{7}/_{8}\%$ ，自二零零四年八月十五日後，集團毋須再支付該票據之利息。

## 展望

中國內地29省份，只有北京、上海及4省份中的若干城市已放寬個人遊旅客訪港之政策，預期逐漸放寬其他省份的旅遊政策將對本港酒店及零售業有利。預計CEPA為香港公司創造商機所帶來經濟影響亦繼續加強。加上珠江三角洲區(「珠三角」)經濟發展持續迅速，將有利集團現時核心業務的未來長遠發展。

香港特別行政區政府致力推廣香港及確保香港在泛珠三角9+2區域經濟及貿易合作中之地位，包括9省以及香港和澳門特別行政區的一体系經濟，為香港長遠前景帶來鼓舞。政府計劃再增推措施以維持樓市穩中有升的發展，將進一步加強市民對樓市的信心。這不單對樓市有正面影響，亦可促進經濟發展。香港在多年的通縮過後，經濟已開始復甦，加強與經濟正迅速發展的中國內地特別是珠三角的合作交流，將令香港受益不少。

集團會以基建、物業及酒店業務作為核心業務，旨在取得在珠三角的領導地位。集團已處於有利位置推動其主要物業發展項目，包括廣州花都合和新城項目、澳門濠景花園項目、合和公路基建發展之西岸幹道II期及III期項目。Mega Tower酒店的餘下問題有待解決。而當港珠澳大橋項目著手實行時，合和公路基建可扮演一個重要的角色。本人對這些發展項目帶來的增長及新投資前境仍然非常樂觀。

本人欣然宣佈集團出售順德105國道項目之權益已於結算日後生效，並已收取全數代價港幣4.38億元。

集團出售順德公路項目之權益亦已於結算日後生效。部份代價港幣5.83億元已於二零零四年八月收取，餘下數額港幣2.4億元將由二零零五年十二月起分三期每年一期相同金額收取。

## 鳴謝

本人藉此機會向我們的股東、顧客、供應商及工作夥伴致謝，感謝他們的不斷支持。並向各董事、管理層及全體員工就其在過去一年的財政年度對集團的忠誠、努力和勤奮致以真誠感激。

**胡應湘爵士** GBS, KCMG, FICE

*主席*

香港，二零零四年九月六日

# 管理層



1. 胡應湘爵士 GBS, KCMG, FICE
   *主席*
2. 何炳章先生
   *副主席及董事總經理*
3. 郭展禮先生
   *董事副總經理*
4. 胡文新先生
   *董事副總經理*
5. 嚴文俊先生
   *執行董事*
6. 楊鑑賢先生
   *執行董事*
7. Colin Henry WEIR 先生
   *執行董事*
8. 雷有基先生
   *執行董事*
9. 張利民先生
   *執行董事*
10. 何榮春先生
    *執行董事*


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# 董事簡介

## 執行董事

**胡應湘爵士 GBS, KCMG, FICE**

68歲，為本公司之董事會主席。彼於一九五八年畢業於普林斯頓大學，獲土木工程學士。彼為集團創辦人之一，未任主席前曾於一九七二年至二零零一年十二月任董事總經理一職。曾負責集團在中國及東南亞的基建項目及參與設計及建造集團在香港及中國之多項物業發展項目。彼亦為集團之上市附屬公司 — 合和公路基建有限公司(「合和公路基建」)之主席、集團多間成員公司之董事及有線寬頻通訊有限公司之獨立非執行董事。彼為胡爵士夫人郭秀萍太平紳士之丈夫及胡文新先生父親。

彼活躍於公務活動，其公務職銜包括：

*香港*

| | |
|---|---|
| • 成員 | 中國香港特別行政區策略發展委員會 |
| • 成員 | 香港物流發展局 |
| • 成員 | 市區重建局諮詢委員會 |
| • 主席 | 香港城市大學校董會 |
| • 副主席 | 香港地產建設商會 |
| • 成員 | 大珠三角商務委員會 |

*中國*

| | |
|---|---|
| • 副主任 | 中國人民政治協商會議 — 港澳台僑委員會 |
| • 理事 | 中國聯合國協會 |
| • 顧問 | 廈門經濟特區、廣西壯族自治區及秦皇島 |

胡爵士榮獲香港理工大學、英國University of Strathclyde及英國愛丁堡大學頒授榮譽博士學位。彼為英國土木工程師學會資深會員及澳洲會計師公會名譽會員。亦被委任為克羅地亞共和國名譽領事。獲頒授之其他獎項包括：

*榮譽市民*

- 美國新奧爾良市
- 中國廣州市
- 中國順德區
- 中國南海區
- 中國深圳市
- 中國花都區
- 菲律賓奎松省

| *獎項及榮譽* | *獲獎年份* |
| --- | --- |
| • 香港特別行政區政府頒授金紫荊星章 | 2004 |
| • 星島報業集團選為 2003 年傑出領袖（商業／金融） | 2004 |
| • 獲 Asian Freight & Supply Chain Awards 選為 Personality of the Year 2003 | 2003 |
| • 獲英女皇頒授聖米迦勒及聖喬治爵級出口服務司令勳章 | 1997 |
| • 獲美國 Independent Energy 選為 Industry All-Star | 1996 |
| • 獲美國 George Washington University 選為傑出國際行政總裁 | 1996 |
| • 獲商業周刊選為「最佳企業家」之一 | 1994 |
| • 獲美國 International Road Federation 選為傑出人士 | 1994 |
| • 獲南華早報及敦豪速運選為傑出商業家 | 1991 |
| • 獲香港亞洲經濟週刊選為傑出「亞洲公司領袖」 | 1991 |
| • 獲比利時國王頒授 Chevalier De L'Ordre De La Corona 勳爵 | 1985 |

**何炳章先生**

71歲，彼於二零零三年八月獲委任為本公司副主席及於二零零二年一月獲委為董事總經理。自本公司一九七二年在聯交所上市已擔任董事副總經理之職。曾參與發展集團所有在中國之項目，包括公路、酒店及發電廠項目。再者，彼對於香港之建築及發展項目累積豐富經驗。彼為中國順德區及深圳市與廣州市之榮譽市民。彼亦為合和公路基建之副主席以及集團多間成員公司之董事。彼為何榮春先生之父親。

**郭展禮先生**

52 歲，彼於二零零二年一月獲委任為本公司之董事副總經理。亦為集團多間成員公司之董事。彼為執業律師。早年曾擔任集團多個主要項目之顧問，包括廣深珠高速公路、沙角B和C廠等。其後，轉任銀行公會秘書、機場管理局法律總監及法國巴黎百富勤集團法律及監察部董事。

**胡文新先生**

32歲，彼於二零零三年八月獲委任為本公司之董事副總經理。彼持有史丹福大學頒授之工商管理碩士學位及普林斯頓大學頒授之機械及航天工程學士學位。於一九九九年加入集團，出任執行委員會經理，並於二零零零年三月晉升為集團總監。彼於二零零一年六月及二零零二年一月先後獲委任為本公司執行董事及營運總裁。彼負責評估集團運作及表現，檢討和編訂集團整體策略運作及致力提升集團財務和管理會計系統。彼為中國花都區人民政治協商會議委員。彼亦為合和公路基建之董事總經理以及集團多間成員公司之董事。彼為胡應湘爵士及胡爵士夫人郭秀萍太平紳士之兒子。

**嚴文俊先生**

57歲，於一九八零年起擔任本公司執行董事一職。彼負責處理集團公司財務、公司事務、行政及物業管理事宜。亦為集團多間成員公司之董事。彼亦參與集團在項目及公司層面上的主要資金籌組活動。彼持有美國賓夕凡尼亞大學 Wharton Graduate Business School 頒授之工商管理碩士學位。

**楊鑑賢先生**

53歲，於二零零二年十一月獲任為本公司之執行董事，現亦為集團多間成員公司之董事。彼未加入集團前，於一九八六年至一九九八年期間，出任雲麥郭楊有限公司之董事及替集團近期多項建築工程擔任顧問。彼持有香港大學頒授之建築學士學位，為註冊建築師、認可人士及香港建築師會和多個專業學會的成員。

**韋高廉先生**

58歲，於一九八五年加入集團，並於一九九七年獲委為執行董事。彼亦為 Hopewell (Thailand) Limited之董事，亦為集團多間成員公司之董事。彼於一九七五年成為土木工程師學會成員。曾擔任發電廠及公路等項目之工程設計經理。於一九九一年成為曼谷高架公路及鐵路系統項目之工程經理，及後成為該項目之項目董事。彼現負責集團海外工程項目。

**雷有基先生**

59歲，於一九九七年獲任為執行董事。彼亦為Hopewell (Thailand) Limited之董事，亦為集團多間成員公司之董事。彼為香港首屈一指之室內設計及裝修承建公司德基有限公司之創辦董事。自一九九零年起，一直參與集團在泰國之曼谷高架公路及鐵路系統項目。

**張利民先生**

38歲，於二零零三年七月獲任為執行董事，現亦為集團多間成員公司之董事。彼於一九九七年加入集團。彼持有波士頓大學工商管理學士學位及麥馬斯特大學之工商管理碩士學位。為美國伊利諾斯州執業會計師，參與集團之財務活動及發展，以及管理本集團於印尼之發電項目之投資。彼於業務發展、財務及審計方面具豐富經驗。

**何榮春先生**

35歲，於二零零三年八月獲任為執行董事。彼持有美國加州州立大學頒授之文學士學位。彼為何炳章先生之兒子。彼於一九九四年加入集團及於集團九龍灣國際展貿中心出任多個管理職位，包括市場推廣及營業總監和副總經理。

## 非執行董事

### 李憲武先生

76歲，彼自從本公司於一九七二年上市加入集團，現為本公司非執行董事及顧問。彼於二零零一年十二月辭退其於本公司之行政職務之前，負責集團之房地產發展及物業租售業務。彼一向積極從事香港之地產業務，為中國順德區之榮譽市民。

### 胡爵士夫人郭秀萍太平紳士

55歲，彼為本公司之非執行董事，於一九九一年加入董事會。彼為多個商業及社交組織之委員會及董事會之成員，包括亞洲文化協會（香港分會）、亞洲協會和香港紅十字會。彼於二零零二年七月一日獲委任為太平紳士。彼為胡應湘爵士之妻子及胡文新先生之母親。

### 李嘉士先生

44歲，於二零零一年三月起出任本公司之獨立非執行董事，於二零零四年九月六日職銜被重訂為非執行董事。彼持有香港大學之法律學士學位。彼為執業律師及胡關李羅律師行之合夥人，該律師行向集團提供專業服務及收取正常報酬。

## 獨立非執行董事

### 胡文佳先生

47 歲，及為本公司之獨立非執行董事，彼於一九八七年加入董事會。彼持有美國 Purdue 大學工業工程學學士學位。彼亦為利威集團及Video Channel Productions Limited之董事總經理。

### 陸勵荃女士

現年66歲，為本公司之獨立非執行董事，於一九九一年加入董事會。彼畢業於柏克萊加州大學，從事證券及投資行業逾三十年。彼曾為美國添惠證券投資（香港）有限公司之榮譽退休董事總經理及美國摩根士丹利之高級副總裁。

### 藍利益先生

57歲，於二零零四年九月六日獲委任為本公司獨立非執行董事。彼亦為合和公路基建之獨立非執行董事。彼於一九七七年獲美國卡內基美倫大學頒授管理學證書，在銀行、投資及金融業擁有逾三十年經驗。彼由一九九零年至二零零一年擔任廖創興銀行之執行董事。在此之前，彼曾為花旗銀行、Mellon Bank及美國運通銀行之副總裁。 彼於二零零四年七月一日獲委任為香港存款保障委員會委員。

# 業務回顧

*集團投資物業組合包括合和中心、香港國際展貿中心、悅來酒店商場、荃威花園商場、香港仔興偉中心三層及位於荃威花園、胡忠大廈及興偉中心的停車場。本財政年度營業額為港幣2.91億元，相對去年的港幣3.28億元，佔集團營業額45%，主要源自集團兩大物業—合和中心及香港國際展貿中心。*



# 出租物業







# 合和中心

由於港島區寫字樓供應量俱增，寫字樓租務市場競爭依然劇烈。但自二零零四年初起，受益於不少公司擴充業務，加上新外商來港發展業務上升，寫字樓需求激增，租務情況已有改善迹象。

集團旗艦物業—合和中心，依然為香港物業地標。儘管二零零三下半年商業樓宇租務市場不景氣，本財政年度之整體平均出租率依然維持往年相同水平約91%。隨著經濟復甦，集團運用有效靈活的策略釐訂新租約及延續舊租約。集團致力為租戶提供革新的寫字樓環境。一項全面的翻新工程正在進行，目的為提升主要大堂、購物商場及樓宇等設施。購物商場亦應顧客需要而設有不同類形的零售商舖。

集團相信受惠於更緊密經貿關係安排，寫字樓出租率會繼續高企，租金亦會堅挺上揚。




DYMOCKS
DYMOCKS
DYMOCKS


46-51
watsons


64
52

於香港出租物業除利息及稅項前溢利 (港幣百萬元)


240
180
120
60
234
37
75
122
217
43
61
113
173
27
46
100
2002
2003
2004

合和中心及香港國際展貿中心平均出租率 (%)


100
75
50
25
67%
93%
64%
92%
62%
91%
2002
2003
2004

■ 合和中心　□ 香港國際展貿中心　■ 其他

## 香港國際展貿中心(「展貿中心」)

香港國際展貿中心座落於東九龍其中一個主要商業地區—九龍灣核心地帶。展貿中心提供多元化的陳列室、寫字樓及展覽設施作舉辦大型商務展覽、會議及宴會。

儘管毗鄰寫字樓供應量增多，相對去年同期的64%，展貿中心本年度平均出租率依然維持62%。有見觀塘及九龍灣區寫字樓供應量增多，展望未來同業競爭仍然激烈。為保持展貿中心的競爭力，集團將繼續因應客戶需求而採取靈活的市場策略。將展貿中心改作商業用途便是為著滿足顧客需求。料在未來數月集團將完成有關修改土地為商業用途。





## 悅來酒店購物商場

集團計劃革新悅來酒店地面及三層地庫的購物商場，以引入新景象。更改及加建工程方案均得到屋宇署認可。名為「悅來坊」的購物中心，改革工程料於二零零五年完成。「悅來坊」將會展示現代設計的特色，為酒店客戶及荃灣區居民提供更多食肆和娛樂設施。





# 物業發展

| 項目 | 座落地點 | 描述 | 狀況 |
|---|---|---|---|
| **香港特別行政區** | | | |
| Mega Tower 酒店 | 港島灣仔，鄰近合和中心 | 佔地約14,000平方米，計劃作發展消閒、購物、餐廳及其他商業設施之酒店，有關批准正在進行中。 | 正透過有關所須程序以取得城市規劃委員會對項目之批准。 |
| **中國廣東省廣州市** | | | |
| 合和新城 | 廣州花都區，鄰近廣州新白雲國際機場 | 集團佔95%權益，項目佔地約733,000平方米，用作發展住宅、物流及商業發展用途。 | 項目將分多期發展，總體設計發展已獲批准。示範單位已落成。聯排別墅和四幢14層高的洋房單位已於二零零四年初開始興建。 |
| **澳門特別行政區** | | | |
| 濠景花園 | 澳門氹仔 | 與信德及澳門旅遊娛樂合作項目，集團佔50%權益。佔地總面積176,000平方米，將分期發展為住宅、商業、酒店及社區設施。 | 正在興建第2期5幢680個住宅單位。預期第2期住宅單位將於二零零五年推出發售。 |

# Mega Tower 酒店

Mega Tower酒店為集團在港最近期酒店發展項目。建議中的酒店位於合和中心鄰近以西，擬配備購物、餐廳、商業會議設施及鄰近社區的露天場所。



本財政年度內，集團成功收購位於建議地皮中的最後兩個物業單位業權及已向城市規劃委員會呈交計劃申請。該項申請已根據城市規劃條例第16條被否決，現正根據相同條例第17條被覆核。

# 廣州花都區合和新城

集團佔95%權益的合和新城位於廣州花都區，佔地約733,000平方米，為一大型住宅、商業及物流發展項目。距離新廣州白雲國際機場僅2公里，計劃分多期發展；落成後總樓面面積約達140萬平方米。料於八月新機場啟用後，花都區之住宅、商業及物流發展需求會因應增加。且毗鄰廣州花都車城及其他工商業設施，座立位置方便。



項目總體設計已獲批准。首期發展包括聯排別墅及高層洋房單位合共總樓面面積約16萬平方米，發展成本約4.5億元人民幣。建築工程已展開。



在交通網絡日趨完善，以及大型廠商不斷進駐的有利條件下，廣州致力發展成華南地區最重要的物流樞紐之一。合和新城的定位正好配合當地的發展趨勢，迎合區內生活水準不斷提高的居民需求。



## 濠景花園

濠景花園乃集團於澳門氹仔的合營項目，集住宅、商業、社區設施及酒店於一身。此物業項目為澳門最大型之地產發展項目之一，總樓面面積為176,000平方米。整個項目計劃分五期發展，完成後將合共提供逾4,000個住宅單位及4,000個車位。集團佔項目50%權益。



第一期已於一九九七年七月落成。第二期將分三階段發展，屬首階段的2C期包括5座高層住宅共樓面面積約10萬平方米，提供680個住宅單位及800個車位，興建工程已於二零零四年八月展開，料於二零零五年推出發售。

集團相信濠景花園乃一高質素的地產發展項目，將為氹仔住客提供一個優質美好的生活環境。


PANDA

酒店及餐飲業務
除利息及稅項前溢利
(港幣百萬元)


80
60
40
20
27
16
11
19
7
12
76
39
37
2002
2003
2004

悅來酒店　其他

悅來酒店
平均入住率 (%)


80
60
40
20
74%
65%
80%
2002
2003
2004

# 悅來酒店

繼經歷二零零三年非典型肺炎爆發所帶來史無前例的沖擊後，悅來酒店業務迅速復甦。平均房間入住率由去年65%上升至80%，而平均房租則上升14%。酒店住客以內地旅客為數最多，而商務住客及長期租客均為酒店帶來穩定客源。為提高市場競爭力，酒店兩年前已逐步裝修及翻新房間及餐廳。其中249間酒店房間、餐廳及宴會廳於結算日止已完成翻新。翻新工程會繼續進行，直至所有酒店房間完成翻新為止。



全球經濟復甦已帶來樂觀的經濟環境，香港經濟未來數月將逐步上回軌道和回復明朗。根據香港旅遊發展局最近訪港人次統計，在個人遊措施、更緊密經貿關係安排、中國進入世界貿易組織的帶動下，預料未來訪港旅客仍以中國內地旅客居多。預計長途及短途旅客市場將會穩步攀升。為把握增長的市場，集團將會加強市場推廣，如推出酒店房間及飲食套餐優惠，以吸引客人。





## 廣州中國大酒店

於二零零四年六月九日，廣州五星級酒店—中國大酒店之 20 年合作期滿，產權交回廣州市政府。此酒店項目乃廣州首個中外合作項目。集團佔 20% 權益。


中国大酒店合作期满

## 酒樓及餐飲服務

除在悅來酒店的餐飲服務外，集團亦經營位於合和中心的 R66 旋轉餐廳、香港國際展貿中心的悅來軒及豐味閣，以及從事食品製造和供應的德國食品有限公司。隨著經濟復甦、市民消費意欲增強，加上集團一連串創新推廣活動，餐飲業務於年內錄得增長。





# 建築及項目管理

集團的建築附屬公司已完成所有現有工程合約。基於本地建築業務市場的不景氣，集團將會專注管理其物業發展項目。

## Tanjung Jati B(「TJB」)電廠項目

於財政年內，出售印尼TJB項目已完成及生效，總現金代價約港幣23.88億元將分期收取。若全數收取，償還有關此項目負債後，集團將獲得淨現金盈餘總數約港幣16.6億元。直至結算日止，集團已收取淨現金盈餘約港幣9.4億元，餘下港幣7.2億元會分未來三年收取。

## Grand Hotel Excelsior 及呂宋收費公路項目

集團繼續出售非核心投資項目的策略。集團於二零零三年十月訂立協議出售位於馬爾他的Grand Hotel Excelsior項目及簽訂有條件性之協議出售位於菲律賓呂宋收費公路項目之權益。根據該等出售協議，集團將分期收取合共約港幣8,000萬元包括現金代價及收回集團所提供之貸款。

## 曼谷高架公路及鐵路系統

在本財政年度內，集團繼續就曼谷高架公路及鐵路系統之項目尋求解決方案。

*於二零零三年八月六日，集團將其附屬公司合和公路基建有限公司(「合和公路基建」)在香港聯合交易所有限公司主板上市，在香港及國際首次公開招股中，為合和公路基建集資超過港幣30億元，集團錄得被視作出售盈利港幣4.84億元。集團會繼續從事其核心業務—物業及酒店，並持有合和公路基建約75%之股份；而合和公路基建則專注開發、推動及發展高速公路及橋樑項目。*



# 基建

## 合和公路基建

合和公路基建現時於廣東省珠江三角洲地區投資了三個收費公路項目。該等項目已全面營運及取得顯著而強勁之車流量及路費收入增長。

截至二零零四年六月三十日止的財政年度，合和公路基建所投資的廣深高速公路及東南西環高速公路均錄得強勁增長。比對上一個財政年度，在合營企業的層面，兩條高速公路的收費車流量均增長22%，路費收入則分別增長20%及27%。西線I期，則較原來計劃提前兩個月於二零零四年四月三十日建成通車，為合和公路基建帶來收益。


110

合和公路基建業務的增長雖然由各種因素所帶動，但這些有利因素事實上都是源自珠江三角洲的經濟增長所致。中國對外開放的經濟政策促進了中國加入世貿、更緊密經貿關係安排的實施、泛珠三角經濟區的成立、新廣州白雲國際機場和珠江三角洲內大型開發區、港口的相繼落成。這些無疑將進一步推動珠江三角洲的經濟增長。

時至今日，珠江三角洲已經成為全球最重要的生產及製造業中心之一，並不斷提升競爭優勢。合和公路基建將繼續專注於珠江三角洲地區，尋求業務於區內持續增長與擴展。


廣深高速公路
雅琪
集团

| 項目摘要 | |
|---|---|
| 位置 | 中國廣東省廣州市至深圳市 |
| 長度 | 122.8公里 |
| 車道 | 雙向三車道 |
| 級別 | 高速公路 |
| 合作營運期 | 一九九七年七月至二零二七年六月 |
| 分潤比例 | 1至10年:50%　11至20年:48%　21至30年:45% |

# 廣州 — 深圳高速公路(「廣深高速公路」)

廣深高速公路是一條全長122.8公里雙向三車道全封閉式高速公路，沿線有十八個收費站，全綫照明，並設有電腦化收費、交通監控及通訊系統。廣深高速公路是珠江三角洲高速公路網絡中的主要幹線，連接了區內的各大城市與機場及港口，更是現時唯一可直接把廣州、東莞、深圳及香港地區連接的高速公路。自一九九四年的首個營運年度以來，車流量及路費收入均持續錄得可觀的增長。

維持高質素的高速公路是合和公路基建的首要服務標準。本年內，合營企業完成了為期兩年的廣深高速公路罩面重鋪計劃的所有工程，重鋪路面約一百公里。為了方便駕駛者迅速通過收費站場，合營企業在適當地點增加了收費通道及配套設施，增加交通流量。

另外一項增加交通流量的主要改善工程，是將鶴州與福永路段約2.7公里公路由雙向三車道擴闊至雙向四車道，亦已於本財政年度內完成。

儘管在進行上述各項改善工程的情況下，在合營企業的層面，本財政年度仍可錄得日均收費車流量較上年度增長22%，由日均155,394架次增加至188,768架次；日均路費收入增長20%，由人民幣578萬元增加至人民幣690萬元。

為更進一步提高廣深高速公路的服務水平，合營企業繼續提升高速公路的照明、防眩、交通標誌、交通監控等設施，繼續優化高速公路主綫、互通立交內及高架橋下的綠化環境。

合和公路基建深信，基於珠江三角洲的強勁經濟增長，加上廣深高速公路的配套交通設施及服務質量不斷提升，廣深高速公路的車流量及路費收入將繼續保持可觀的增長。

**路費收入**
(人民幣百萬元)


3,000
2,250
1,500
750
1,892
2,109
2,526
2002
2003
2004

**平均每日車流量**
(架次)


200,000
150,000
100,000
50,000
123,191
155,394
188,768
2002
2003
2004

**平均每日路費收入**
(人民幣千元)


8,000
6,000
4,000
2,000
5,184
5,779
6,901
2002
2003
2004



| 項目摘要 | |
|---|---|
| 位置 | 中國廣東省廣州市 |
| 長度 | 38公里 |
| 車道 | 雙向三車道 |
| 級別 | 高速公路 |
| 合作營運期 | 二零零二年一月至二零三一年十二月 |
| 分潤比例 | 1至10年：45%　11至20年：37.5%　21至30年：32.5% |

# 廣州東南西環高速公路(「東南西環高速公路」)

東南西環高速公路是一條全長38公里雙向三車道的全封閉式高速公路，全綫設有十一個收費站，並設有電腦化收費、交通監控及通訊系統。該項目與廣州北環高速公路相連接，構成一條圍繞廣州市主要經貿中心之環形高速公路。通過沿線各個互通立交，東南西環高速公路與周邊的其它高速公路及廣州市內的重要幹道緊密連接。

過去一年，東南西環高速公路持續錄得強勁增長，在合營企業的層面，日均收費車流量達47,516架次，較去年增長22%；全年路費收入達人民幣2.74億元，較上一個財政年度增長27%。

東南西環高速公路緊密連接其他快速幹綫及市內公路，包括預計在二零零五年落成，並連接廣州市區與南沙開發區的廣州南部快速幹綫，而與最近開通的西綫I期相連接，更將往來廣州至順德的行車時間由以往的40分鐘縮短至大約10分鐘，並因此為東南西環高速公路帶來額外的車流量。

路費收入
(人民幣百萬元)


300
225
150
75
178
215
274
2002
2003
2004

平均每日車流量
(架次)


60,000
45,000
30,000
15,000
32,757
38,930
47,516
2002
2003
2004

平均每日路費收入
(人民幣千元)


800
600
400
200
487
590
748
2002
2003
2004



| 項目摘要 | |
|---|---|
| 位置 | 中國廣東省廣州市至順德區 |
| 長度 | 14.7公里 |
| 車道 | 雙向三車道 |
| 級別 | 高速公路 |
| 合作營運期 | 二零零三年九月至二零三三年九月 |
| 分潤比例 | 50% |

# 珠江三角洲西岸幹道第I期(「西綫I期」)

西綫I期是一條全長14.7公里雙向三車道的封閉式高速公路，北連東南西環高速公路，南接105國道及碧桂公路。

西綫I期已於二零零四年四月三十日建成通車，較原來的計劃提前了兩個月。西綫I期的工程質量，經廣東省政府有關部門核定，評為優良的高質精品工程，質量水平之佳處於省內高速公路的前列。

西綫I期是現時連接廣州與順德的唯一高速公路，將兩個城市的距離由原來約40分鐘的行車時間縮短至約10分鐘，為兩地頻繁的交通運輸提供了便捷的通道。開通以來車流量及路費收入均錄得強勁增長。截至本年六月底，在合營企業的層面，日均收費車流量為11,459架次。

**路費收入**
(人民幣百萬元)


12
9
6
3
10
2004

**平均每日車流量**
(架次)


12,000
9,000
6,000
3,000
11,459
2004

**平均每日路費收入**
(人民幣千元)


200
150
100
50
166
2004

## 珠江三角洲西岸幹道第II及III期項目

珠江三角洲西岸幹道分為第I、II(以往稱第二及三期)及III期。全長約14.7公里的西綫I期已於二零零四年四月三十日建成通車。於二零零四年七月十四日，合和公路基建與西綫I期的中方合作夥伴達成有條件修訂協議，投資興建及經營珠江三角洲西岸幹道第II期(「西綫II期」)。西綫II期為全長約46公里連接順德及中山的高速公路項目。此外，合和公路基建正與西綫I期及II期的中方合作夥伴洽商有關投資、建設及經營珠江三角洲西岸幹道第III期(「西綫III期」)之合作可能。當珠江三角洲西岸幹道全部建成後，將成為一條直接連繫廣州、南海、順德、中山及珠海之高速公路系統。合和公路基建董事相信珠江三角洲西岸幹道將成為該地區之策略性路線。


廣州
南海
第I期
順德
第II期
中山
第III期
珠海

## 港珠澳大橋項目

倡議中的29公里長Y型大橋將把香港與珠海及澳門連繫起來。在過去十二個月，粵、港、澳三地政府共同組成了聯合工作小組，負責推動及統籌與該項目有關的前期工作。在二零零四年初，粵、港、澳三地政府正式委託中交公路規劃設計院對港珠澳大橋項目進行可行性研究。合和公路基建深信當項目推進時，合和公路基建將會處於有利位置擔當一個重要的角色。



# 其他基建項目

| 順德公路項目摘要 | |
|---|---|
| 位置 | 中國廣東省順德區 |
| 長度 | 102.4公里 |
| 車道 | 雙向三車道 |
| 級別 | 一級公路 |
| 合作營運期 | 一九九六年八月至二零二六年八月 |
| 分潤比例 | 25% |

| 順德105國道項目摘要 | |
|---|---|
| 位置 | 中國廣東省順德區 |
| 長度 | 40公里 |
| 車道 | 雙向三車道 |
| 級別 | 一級公路 |
| 合作營運期 | 二零零一年一月至二零二五年十二月 |
| 分潤比例 | 30% |

## 順德公路及順德105國道(不包括於合和公路基建組合)

順德公路是一個由四條互相連接的雙向三車道公路組成的公路系統，為佛山市順德區之核心公路網絡。順德105國道是順德區內另一條主要幹道，是通往周邊市鎮之主要通道。



於財政年度後，集團出售其於順德105國道項目之權益已生效，代價款為港幣4.38億元已經於財政年度後全部收回。出售之溢利約港幣1.78億元將會反映於隨後之財務報告表內。

集團出售其於順德公路項目之權益亦已於結算日後生效。部份代價為數港幣5.83億元已於財政年度後收回。為數約港幣3.14億元之溢利(大部份為取回過往年度之虧損)將反映於隨後之財務報告表內。餘下之港幣約2.4億元並無抵押，將由二零零五年十二月起分三期每年一期相同金額收取，此數額將於收取時確認為盈利。

# 其他

## 僱員及薪酬政策

於二零零四年六月三十日，集團僱員人數約為1,057人。集團提供予僱員之薪酬及福利政策乃經參考市場趨勢及僱員工作表現後釐定。集團亦為僱員提供多項福利，包括免費醫療及個人意外保險。此外，集團亦為僱員提供不同類型的在職訓練。董事會亦會適當地授出優先認股權予僱員。

## 股東及投資者的關係

為促進與股東及投資者良好及長期的關係，集團會與股東及投資者保持開放和及時的溝通。除股東有機會於每年股東週年大會上發表對集團表現的意見外，董事在每年中期業績及全年業績報告後最少舉行兩次的新聞發報會及分析員座談會上解答有關集團的問題。發報會及座談會上所發表的資料副本載於公司網站www.hopewellholdings.com，網站內亦載有更多有關集團業務的資訊，更連接集團上市附屬公司一合和公路基建的網站www.hopewellhighway.com。

## 社區關係

作為一個有承擔義務和負責任的公司，集團繼續支持一系列的社區活動如便服日、捐血、玩具捐贈、食物捐贈，慈善機構如邊緣青年和世界野生(香港)基金會籌款及百萬行。我們並透過捐款，繼續支持中國內地教育。

# 財務回顧

## 集團業績

截至二零零四年六月三十日止年度，本集團各業務之營業額及其除利息及稅項前溢利之分析如下：

| | 營業額 | | 除利息及稅項前溢利 | |
|---|---|---|---|---|
| *港幣百萬元* | *2003* | ***2004*** | *2003* | ***2004*** |
| 基建項目投資 | 74 | **50** | 635 | **799** |
| 物業租賃、代理及管理 | 328 | **291** | 217 | **173** |
| 酒店及食品經營 | 225 | **276** | 19 | **76** |
| 建築及項目管理 | 172 | **36** | (34) | **(9)** |
| 其他 | – | **–** | 2 | **35** |
| | 799 | **653** | 839 | **1,074** |

| | 業績 | |
|---|---|---|
| *港幣百萬元* | *2003* | ***2004*** |
| 除利息及稅項前之溢利 *(附註一)* | 839 | **1,074** |
| 特殊項目 | 366 | **975** |
| 財務成本 *(附註二)* | (372) | **(233)** |
| 稅項 *(附註三)* | (122) | **(51)** |
| 少數股東權益 | (99) | **(311)** |
| 淨溢利 *(附註三)* | 612 | **1,454** |

*附註：*

*(一) 除利息及稅項前溢利乃指(i)未扣除減值虧損回撥／出售TJB項目之溢利及物業與投資虧損之經營業務溢利港幣1.35億元(二零零三年：港幣1.29億元)及(ii)應佔共同控制個體及聯營公司之溢利合共港幣9.39億元(二零零三年：港幣7.1億元)之總和。*

*(二) 其中包括票據之利息支出及有關財務成本，合共港幣1.51億元(二零零三年：港幣2.37億元)*

*(三) 隨著追溯性的採納會計實務準則第12條(經修訂)「所得稅」，去年之比較數字因此作出重列。*

截至二零零四年六月三十日止年度，集團之營業額為港幣6.53億元，去年之比較數字為港幣7.99億元。由於採納權益會計法，集團於中國之合作公司(「合作公司」)之營業額之應佔部分並未包括於集團之營業額內。截至二零零四年六月三十日止年度，廣州—深圳高速公路(「廣深高速公路」)，廣州東南西環高速公路及珠江三角洲西岸幹道(第一期)之總營業額為人民幣28.10億元，較去年增長21%。

集團從經常性營運業務所得之除利息及稅項前溢利由港幣8.39億元上升至港幣10.74億元，較去年增加28%，主要由於廣深高速公路之車流量及路費收入的增加，並已按權益會計法反映於集團應佔合作公司溢利之內。於年內，酒店業績之增長亦令除利息及稅項前溢利增加。

集團之淨溢利為港幣14.54億元，較去年港幣6.12億元增長138%。在扣除註銷購股權之費用及少數股東應佔之權益後，淨溢利仍錄得可觀增長，主要是由於(i)公路基建項目錄得令人鼓舞之業績達港幣7.99億元(較去年增長26%)；(ii)債務水平降低令財務成本由去年之港幣3.72億元減少至港幣2.33億元；(iii)於二零零三年八月達成出售

印尼Tanjung Jati B（「TJB」）電廠項目之溢利港幣5.8億元；以及(iv)合和公路於二零零三年八月首次公開招股之盈利港幣4.84億元。

## 資金流動性及財務資源

集團之財務實力進一步加強至淨現金之水平，在無淨債務下，淨債務總額與股東權益比率為零，相對去年此比率為14%。而利息支出覆蓋比率亦增加至5.3倍（二零零三年：2.7倍）。

除去於二零零四年八月到期及已全數償還之無抵押美金票據美金1.94億元，集團之總債務約為港幣12.34億元（二零零三年：港幣29.52億元），在扣除現金及銀行存款約港幣12.39億元（二零零三年：港幣10.51億元）後，集團於財政年結時為淨現金水平（二零零三年：淨負債港幣19.01億元）。於二零零四年八月三十一日，淨現金約為港幣15億元，而集團未提用之貸款額約為港幣40億元。

集團在管理債務時，有見於有利的借貸市場環境下，成功地籌組了一項貸款額為港幣28.8億元之銀團貸款及數項銀行貸款。此銀團貸款於二零零三年十月完成籌組，為期五年，並無抵押。當時獲得銀行界的大力支持，最後由其中十一間信譽優良的銀行參與而成。

除於二零零四年八月到期之美元票據外，集團之大部份借貸皆以浮動利率計算及以港幣為單位，故集團對滙率浮動之風險並不大。

於二零零四年六月三十日止之財政年度，集團在管理資產上取得驕人的成就。首先，集團成功地將其於合和公路的 25% 股份分拆上市，從中取得超過港幣 30 億元。其次，集團於二零零三年八月完成出售印尼 TJB 電廠項目。項目出售之總現金代價約為港幣23.88億元，以分期收取，如全數收取，在解除有關電廠項目之負債後，將可為集團帶來現金盈餘約港幣16.6億元。直至二零零四年六月三十日為止，該出售已為集團帶來現金盈餘為港幣 9.4 億元。


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集團的借貸還款期限分佈於不同年期，其中81%的貸款還款期限超過四年，而還款期限少於一年的只有19%（不包括於二零零四年八月到期的美金1.94億元之定息票據，此票據需付的所有本金及利息的總額，將由一個已經預設的現金儲備支付）。此還款期限的分佈，令集團在管理現在及將來的資金需求上有充份的彈性。

扣除於二零零四年八月到期及已全數償還之票據後，集團於二零零四年六月三十日之借貸總額之還款期限載列如下：

| *結算至六月三十日* | *2003* | ***2004*** |
|---|---|---|
| 一年內償還 | 25% | **19%** |
| 一年後，兩年內償還 | 21% | **–** |
| 兩年後、五年內償還 | 54% | **81%** |

集團集中管理所有的財務及庫務活動。集團嚴格地控制財務工具的使用，限制其應用於借貸所產生的利率及外幣兑換率的風險上。

在充裕的現金、銀行存款及可動用的銀行貸款額的支持下，集團維持着強勁的財務優勢，並擁有足夠的財務資源提供予進行中的業務、現有的投資及未來的投資機會。

集團之資本結構載列如下：

| *結算至六月三十日* | *2003* | ***2004*** |
|---|---|---|
| *港幣百萬元* | | |
| 股東權益 *(附註)* | 13,653 | **14,866** |
| 淨債務 | 1,901 | **不適用** |
| 總資本 *(附註)* | 18,079 | **17,574** |
| 百分率 | | |
| 淨債務對比總資本 | 11% | **不適用** |
| 淨債務對比股東權益 | 14% | **不適用** |

*附註： 隨著追溯性的採納會計實務準則第12條(經修訂)「所得稅」，集團之股東權益及總資本之往年度比較數字作出相應調整。*

## 資產抵押

於本年度內，本集團以無抵押之銀行貸款再作融資，物業抵押已被解除；集團以參予基建項目之一共同控制個體之權益作為抵押，亦於銀行貸款全數償還後被解除。

## 項目承擔

項目承擔之資料詳列於財務報告表附註 40 。

## 或然負債

或然負債之資料詳列於財務報告表附註 42 。

# 董事會報告書

董事會同寅謹將本公司及本集團截至二零零四年六月三十日止年度之業務報告及經審核之帳目呈覽。

## 主要業務

本公司之主要業務為一投資控股公司，其附屬公司乃活躍從事基建項目投資、物業發展及投資、物業代理及管理、酒店營運及管理、餐館營運及食品經營、建築及項目管理。

## 業績

集團截至二零零四年六月三十日止年度之業績載於第51頁之綜合收益表內。

## 股息

董事會建議派發末期股息每股港幣30仙（二零零三年：港幣18仙），連同已於二零零四年三月二十五日派發之中期股息每股港幣10仙（二零零三年：港幣7仙）及特別中期股息每股港幣30仙（二零零三年：無），總計每股港幣70仙（二零零三年：港幣25仙），就二零零四年六月三十日止年度，派發之股息合共港幣622,000,000元（二零零三年：港幣219,000,000元）。建議派發之股息已列入財務報告表內。

## 主要項目及事項

有關集團主要項目之詳情及本年度發生之重要事項，已詳列於第14頁至第33頁之「業務回顧」段內。

## 股本

本年度本公司之股本之變動詳情載列於財務報告表附註32。

## 儲備金

本年度儲備金之變動詳情載列於財務報告表附註33。

## 捐款

本年度集團之慈善及其他捐款合共港幣4,495,000元。

## 固定資產

本年度投資物業及物業、機械及設備之變動分別載列於財務報告表附註17及18。有關集團主要物業及物業權益之詳情載列於第111頁及第112頁。

## 主要客戶及供應商

於本年度內，集團之首五大客戶佔集團營業額少於30%。首五大供應商佔集團總購貨額少於 30% 。

## 購回、出售或贖回股份

本公司或其任何附屬公司於本年度並無購回、出售或贖回本公司股份。

## 董事

截至本報告日，在職董事芳名載於年報內第 10 頁至第 13 頁。本年度及直至本報告日止之董事變更及職銜重訂載列如下：

| | |
|---|---|
| 何炳章先生 | (於二零零三年八月六日職銜重訂為副主席及董事總經理) |
| 胡文新先生 | (於二零零三年八月六日職銜重訂為董事副總經理) |
| 張利民先生 | (於二零零三年七月十六日獲委任) |
| 何榮春先生 | (於二零零三年八月六日獲委任) |
| 繆世傑先生 | (於二零零三年十月二十一日舉行之股東週年大會上退任) |
| 陳志鴻先生 | (於二零零三年七月二十五日辭任) |
| 藍利益先生 | (於二零零四年九月六日獲委任) |

根據本公司之組織章程，胡應湘爵士、李憲武先生、嚴文俊先生、李嘉士先生、胡文新先生及藍利益先生於即將召開之股東週年大會上依章告退，惟願膺選連任。

## 董事簡介

截至本報告日，本公司在職董事的簡介載於年報內第10頁至第13頁。

## 高級行政人員

余大弟先生，44歲，為合資格會計師，於二零零零年十月加入集團出任集團財務總監一職。彼負責集團財務及會計活動，以及評估其運作。彼持有華威大學頒授之工商管理碩士學位。彼現為香港會計師公會資深會員、英國特許公認會計師公會資深會員、香港公司秘書公會資深會員、特許秘書及行政人員公會資深會員及加拿大註冊會計師協會會員。在加入本集團前，彼曾於多間知名跨國企業及稅務局擔任有關業務控制、財務與會計、審計及稅務等範疇的工作。

集團各項業務分別直接由執行董事直接管轄，故各執行董事亦被視為集團之高級行政人員。

## 董事於重要合約之利益

於本年度終結日或年內任何時間，本公司或其任何附屬公司概無訂立與本公司各董事直接或間接擁有重大利益關係之重要合約。

## 董事於股份、相關股份及債券之權益

於二零零四年六月三十日，根據證券及期貨條例第352條須載錄於本公司存置之登記冊內，或根據上市公司董事進行證券交易之標準守則(「標準守則」)而須通知本公司及聯交所，本公司各名董事及最高行政人員於本公司或本公司任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之任何股份、相關股份或債券擁有之權益及淡倉詳情如下：

(A) 本公司 [i]

| 董事 | 股份 | | | | 股本衍生工具相關股份 [iv] (即優先認股權) | 總權益 | 佔已發行股本之百分比 |
|---|---|---|---|---|---|---|---|
| | 個人權益 (實益擁有) | 家屬權益 (配偶及18歲以下子女之權益) | 公司權益 [ii] (受控制公司擁有之權益) | 其他權益 [iii] | | | |
| 胡應湘 | 63,494,032 | 21,910,000 [v] | 111,250,000 [vi] | 30,680,000 | 8,000,000 | 235,334,032 [x] | 26.62% |
| 何炳章 | 25,360,000 | 246,000 | 2,050,000 | – | – | 27,656,000 | 3.13% |
| 胡文新 | 24,450,000 | – | 820,000 | – | 2,400,000 | 27,670,000 | 3.13% |
| 郭展禮 | 2,000,000 | – | – | – | 1,000,000 | 3,000,000 | 0.34% |
| 李憲武 | 7,695,322 | – | – | – | – | 7,695,322 | 0.87% |
| 嚴文俊 | 100,000 | – | – | – | 1,000,000 | 1,100,000 | 0.12% |
| 胡文佳 | 2,645,650 | – | – | – | – | 2,645,650 | 0.30% |
| 胡郭秀萍 | 21,910,000 | 113,554,032 [vii] | 61,190,000 [viii] | 30,680,000 | 8,000,000 [ix] | 235,334,032 [x] | 26.62% |
| 陸勵荃 | – | 1,308,981 | – | – | – | 1,308,981 | 0.15% |
| 雷有基 | 8,537 | – | – | – | – | 8,537 | 0.00% |

*附註：*

*(i) 於本公司之所有股份及股本衍生工具相關股份之權益均為長倉。各名董事或最高行政人員概無持有任何本公司之股份及股本衍生工具相關股份之淡倉。*

*(ii) 公司權益由一間公司實益擁有，而根據證券及期貨條例，本公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。*

*(iii) 其他權益30,680,000股股份由胡應湘爵士(「胡爵士」)及其妻子胡爵士夫人郭秀萍太平紳士(「胡爵士夫人」)共同持有之權益。*

*(iv) 此等股本衍生工具相關股份乃在一九九四年優先認股權計劃下，授予董事認股權權益以認購本公司股份，進一步之詳情載於標題為「本公司之優先認股權」一段內。*

*(v) 家屬權益21,910,000股股份乃胡爵士夫人之權益。*

*(vi) 公司權益111,250,000股股份乃由胡應湘爵士持有之權益，此權益包括附註(viii)所列之權益61,190,000股。*

*(vii) 家屬權益113,554,032股股份乃胡爵士夫人之丈夫胡爵士之權益，此數包括胡爵士透過由公司持有之50,060,000股股份。*

*(viii) 公司權益61,190,000股股份由胡爵士及胡爵士夫人各自擁有50%權益的公司所持有。*

*(ix) 此等認股權權益為胡爵士之權益。*

*(x) 根據證券及期貨條例，胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。*

## (B) 相聯法團

### (a) 合和公路基建有限公司(「合和公路基建」)

| 董事 | 合和公路基建股份 | 股本衍生工具相關股份[i](即合和公路基建認股權證) | | | | 總權益 | 佔已發行股本之百分比 |
|---|---|---|---|---|---|---|---|
| | | 個人權益(實益擁有) | 家屬權益(配偶及18歲以下子女之權益) | 公司權益[ii](受控制公司擁有之權益) | 其他權益 | | |
| 胡應湘 | 300,000[iii] | 6,249,403 | 2,191,000[iii] | 11,124,999[iv] | 3,068,000[v] | 22,933,402[x] | 0.80% |
| 何炳章 | – | 1,936,000 | 24,600 | 205,000 | – | 2,165,600 | 0.08% |
| 胡文新 | 100,000[vi] | 2,435,000 | – | 82,000 | – | 2,617,000 | 0.09% |
| 李憲武 | – | 279,530 | – | – | – | 279,530 | 0.01% |
| 嚴文俊 | – | 10,000 | – | – | – | 10,000 | 0.00% |
| 胡文佳 | – | 264,565 | – | – | – | 264,565 | 0.01% |
| 胡郭秀萍 | 300,000[vii] | 2,191,000 | 11,255,403[viii] | 6,118,999[ix] | 3,068,000[v] | 22,933,402[x] | 0.80% |
| 陸勵荃 | – | – | 130,898 | – | – | 130,898 | 0.00% |
| 雷有基 | – | 853 | – | – | – | 853 | 0.00% |

*附註：*

*(i) 此等合和公路基建認股權證，為其所賦予之權利，可以每股港幣4.18元(可予調整)認購合和公路基建股份，該權利可於二零零三年八月六日起至二零零六年八月五日止三年內行使。*

*(ii) 此等合和公路基建認股權證由一間公司實益擁有，而根據證券及期貨條例，有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。*

*(iii) 300,000股合和公路基建股份及2,191,000股合和公路基建認股權證之相關股份等權益，乃胡應湘爵士(「胡爵士」)之妻子胡爵士夫人郭秀萍太平紳士(「胡爵士夫人」)之權益。上述權益代表附註(vii)所列之同等數目之股份權益。*

*(iv) 公司權益11,124,999股合和公路基建認股權證之相關股份由胡爵士持有之權益，此數包括附註(ix)所列之公司權益6,118,999股合和公路基建認股權證之相關股份。*

*(v) 其他權益3,068,000股合和公路基建認股權證之相關股份乃由胡爵士及胡爵士夫人共同持有之權益。*

*(vi) 100,000股合和公路基建股份權益乃胡文新先生個人實益擁有之權益。*

*(vii) 300,000股合和公路基建股份為胡爵士夫人個人實益擁有之權益，並代表附註(iii)所列之同等數目之股份權益。*

*(viii) 家屬權益11,255,403股合和公路基建認股權證之相關股份乃胡爵士夫人之丈夫胡爵士之權益。此權益包括由胡爵士透過公司持有之5,006,000股合和公路基建認股權證之相關股份。*

*(ix) 公司權益6,118,999股合和公路基建認股權證之相關股份由胡爵士及胡爵士夫人各自擁有50%權益的公司所持有。*

*(x) 根據證券及期貨條例，胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。*

(b) 合信保險及再保險有限公司(「合信保險」)

何炳章先生及其聯繫人透過其持有100%權益的香港保險代理有限公司實益擁有合信保險之600,000股普通股，佔其已發行股本之50%。

(c) 廣深高速公路(控股)有限公司(「廣深控股」)

胡文新先生透過持有多間公司三分之一或以上股東大會投票權而實益擁有廣深控股發行而票面金額為美金4,850,000萬元之二零零四年到期年息$9^{7}/_{8}$%之票據(該票據已於二零零四年八月十五日到期)。

所有上述於相聯法團持有之股份、股本衍生工具相關股份及債券之權益均為長倉。

除上述所披露外，於二零零四年六月三十日，本公司各名董事或最高行政人員概無持有本公司相聯公司之任何其他股份、相關股份及債券之權益或淡倉，而須根據證券及期貨條例第352條記載於本公司存置之登記冊內者，或須根據標準守則規定通知本公司及聯交所。

## 本公司之優先認股權

於二零零三年十一月一日，本公司股東批准終止(即不可再授出認股權)一九九四年優先認股權計劃及採納一新優先認股權計劃(「二零零三年優先認股權計劃」)。於二零零四年六月三十日，根據一九九四年優先認股權計劃授出合共14,200,000股認股權股份之認股權尚未行使。本公司概無根據二零零三年優先認股權計劃授出任何購股權。

該項優先認股權計劃之主要條款摘要載列如下(至於一九九四年優先認股權計劃，只載列適用於尚未行使認股權股份之條款)。

**(i) 一九九四年優先認股權計劃**

(a) 一九九四年優先認股權計劃目的為長遠地令股東於本公司之利益得以保留及增長，亦可使本公司吸納及挽留具有經驗及才能之董事及僱員，激勵彼等為未來爭取更佳業績。

根據一九九四年優先認股權計劃及上市規則，可予授出之認股權(連同因認股權獲行使所發行之股份及因任何尚未行使之認股權所產生之股份)所涉及之股份數目，最多為本公司於採納一九九四年優先認股權計劃之日已發行股本之10%。一九九四年優先認股權計劃項下之每位參與者之最高配額在任何十二個月內不得超過本公司已發行股本之1%。

認股權可予行使之期限將由本公司董事會全權釐定，惟認股權必須於授出日期(即接納認股權之日)最少六個月後及於授出日期起計十年內行使。認股權須於授予認股權日期28天內接納。接納認股權時須支付之款項為港幣1元。認購股份之行使價須於行使認股權時全數繳足。任何特定認股權之行使價為本公司董事會於授出有關認股權時可酌情釐定之價格，並須於授予認股權之函件中說明，惟行使價不得少於(a)股份於授予認股權日期(必須為營業日)的收市價(以聯交所日報表所載為準)；(b)股份於緊接授予認股權日期前五個營業日的平均收市價(收市價同樣以聯交所日報表所載者為準)；及(c)本公司每股股份之面值(以最高者為準)。

於二零零三年十一月一日，一九九四年優先認股權計劃已終止，本公司不能再根據一九九四年優先認股權計劃授出認股權，但一九九四年優先認股權計劃所有其他條款將繼續有效。然而，於終止一九九四年優先認股權計劃前授出之全部認股權仍繼續受限於一九九四年優先認股權計劃之條款。

(b) 根據一九九四年優先認股權計劃授出並由本公司執行董事及僱員持有之認股權之詳情如下：

| 董事 | 授出日期 | 行使價(港幣) | 於二零零三年七月一日尚未行使之認股權數目 | 於年內授出認股權數目 | 於年內行使認股權數目 | 於年內註銷／屆滿認股權數目 | 於二零零四年六月三十日尚未行使之認股權數目 | 行使期 | 於年內緊接認股權授出日期之前的收市價(港幣) |
|---|---|---|---|---|---|---|---|---|---|
| 胡應湘 | 09/09/2003 | 9.55 | – | 8,000,000 | – | – | 8,000,000 | 09/03/2004 – 09/09/2008 | 9.40 |
| 何炳章 | 09/09/2003 | 9.55 | – | 6,000,000 | 6,000,000 | – | – | 09/03/2004 – 09/09/2008 | 9.40 |
| 胡文新 | 03/04/2002 | 6.15 | 2,500,000 | – | 100,000 | – | 2,400,000 | 03/10/2002 – 02/10/2005 | – |
| 郭展禮 | 28/03/2002 | 6.15 | 3,000,000 | – | 2,000,000 | – | 1,000,000 | 28/09/2002 – 27/09/2005 | – |
| 嚴文俊 | 01/04/2002 | 6.15 | 1,000,000 | – | – | – | 1,000,000 | 1/10/2002 – 30/09/2005 | – |
| 僱員(附註) | 02/04/2002 | 6.15 | 1,800,000 | – | – | – | 1,800,000 | 2/10/2002 – 01/10/2005 | – |
| 合共 | | | **8,300,000** | **14,000,000** | **8,100,000** | – | **14,200,000** | | |

*附註：*
*繼陳志鴻先生於二零零三年七月二十五日辭任本公司董事一職後，本公司授予陳志鴻先生之認股權已重新分類為授予僱員之認股權項下。*

於本年度內，緊接認股權行使日期之前的股份加權平均收市價為港幣14.40元。

於二零零三年九月九日授出之認股權可於認股權授出日後之六個月至四年半內行使。

除於二零零三年九月九日授出之認股權外，所有認股權可根據下列方法行使：

| *可行使認股權包括已行使部分之最大比例* | *行使期* |
|---|---|
| 三分之一 | 由認股權授出後之六個月至認股權授出日後之十八個月內 |
| 三分之二 | 由認股權授出後之十八個月至認股權授出日後之三十個月內 |
| 三分之三 | 由認股權授出後之三十個月至認股權授出日後之四十二個月內 |

按柏力克—舒爾斯期權定價模式計算，於年內授出每股行使價港幣9.55元之優先認股權之公平價值估計為港幣6.8元。有關價值乃經參考四年期外匯基金票據之年息率3.37%及截止二零零四年六月三十日本公司之收市股價之估計歷史波動比率35.8%計算，並假設認股權之預計年期為4.2年及認股權年期內每年股息均維持於本年度常規股息每股港幣40仙之水平。

柏力克—舒爾斯期權定價模式乃用於估計並無授予限制及可全數轉讓之可買賣認股權之公平價值。此外，該期權價格公式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於年內所授出認股權之特點與公開買賣之期權之特點有重大差異，而所加入之主觀性假設之變動亦可能對估計之公平價值構成重大影響，柏力克—舒爾斯期權定價模式未必能夠可靠地計算認股權之公平價值。

(ii) 二零零三年優先認股權計劃

二零零三年優先認股權計劃旨在以一個靈活之方式，讓本公司向任何合資格人士(包括本公司之主要股東、董事或僱員或本集團各成員公司之顧問、專業人士及其他諮詢人)提供鼓勵、獎勵、酬金、補償及／或提供利益及就董事局可不時批准之該等其他目的。

根據二零零三年優先認股權計劃，可予授出之認股權(連同因認股權獲行使所發行之股份及因任何尚未行使之認股權所產生之股份)所涉及之股份數目，除獲取股東之重新批准外，最多為本公司於採納二零零三年優先認股權計劃之日已發行股本之10%。二零零三年優先認股權計劃項下之每位參與者之最高配額在任何十二個月內不得超過本公司已發行股本之1%。於本報告日，根據二零零三年優先認股權計劃下可予發行的股份總數合共87,748,212股(佔本公司已發行股本之9.80%)。

認股權可予行使之期限將由本公司董事會全權釐定，惟認股權必須於授出日期起計十年內行使。認股權須於授予認股權日期14天內接納。接納認股權時須支付之款項為港幣1元。認購股份之行使價須於行使認股權時全數繳足。任何特定認股權之行使價為本公司董事會於授出有關認股權時可酌情釐定之價格，並須於授予認股權之函件中說明，惟行使價不得少於(a)股份於授予認股權日期(必須為營業日)的收市價(以聯交所日報表所載為準)；(b)股份於緊接授予認股權日期前五個營業日的平均收市價(收市價同樣以聯交所日報表所載者為準)；及(c)本公司每股股份之面值(以最高者為準)。

二零零三年優先認股權計劃將於二零一三年十月三十一日屆滿，於當時尚未行使之任何認股權將繼續有效。

於本年度內，本公司並無根據二零零三年優先認股權計劃授出任何認股權。

## 合和公路基建之優先認股權

合和公路基建之優先認股權計劃(「認股權計劃」)是由當時唯一股東於二零零三年七月十六日以書面決議案批准，及經本公司股東於二零零三年七月十六日舉行之股東特別大會上批准。認股權計劃旨在以一個靈活之方式，讓合和公路基建鼓勵、獎勵、酬金、補償及／或提供利益予(i)合和公路基建集團各成員公司之任何執行或非執行董事(包括獨立非執行董事)或任何僱員；(ii)由合和公路基建集團各成員公司之任何僱員、執行或非執行董事所成立之全權信託之任何全權對象；(iii)合和公路基建集團各成員公司之任何顧問、專業人士及其他諮詢人；(iv)合和公路基建任何最高行政人員或主要股東；(v)合和公路基建董事、最高行政人員或主要股東之任何聯繫人；及(vi)合和公路基建主要股東之任何僱員或就合和公路基建董事會不時批准之該等其他目的。

在認股權計劃下，除獲取股東之重新批准外，合和公路基建行使根據認股權計劃及任何其他認股權計劃將予授出之所有認股權而可能將予發行之股份總數，合共不得超過緊隨首次招股完成後之已發行股份總數10%。在認股權計劃下，任何一名參與者之最高配額於任何十二個月期間內不得超過合和公路基建已發行股本總數之1%。於本報告日，根據認股權計劃可予發行的股份總數合共288,000,000股（佔合和公路基建已發行股本之9.998%）。

認股權可予行使之期限將由合和公路基建董事會全權釐定，惟認股權必須於授出日期起計十年內行使。認股權須於授予認股權日期28天內接納。接納認股權時須支付之款項為港幣1元。認購股份之行使價須於行使認股權時全數繳足。

任何特定認股權之行使價為合和公路基建董事會於授出有關認股權時可酌情釐定之價格，並須通知參與者，惟行使價不得少於 (a) 股份於承接人接納建議日期（或倘該日期並非一營業日，則為下一個營業日（「授出日期」））的收市價（以聯交所日報表所載為準）；(b) 股份於緊接授出日期前五個營業日的平均收市價（收市價同樣以聯交所日報表所載為準）；及 (c) 合和公路基建每股股份之面值（以最高者為準）。

認股權計劃將於二零一三年七月十五日屆滿。自從採納認股權計劃，合和公路基建並無授出任何認股權。

## 收購股份或債券之安排

除於上文「本公司之優先認股權」及「合和公路基建之優先認股權」段所披露者外，本公司或其任何附屬公司於截止二零零四年六月三十日止年度內概無參與任何安排，使本公司各董事得以藉購入本公司或其他公司之股份或債券而獲益。此外，各董事、其配偶及其18歲以下之子女並無權利認購本公司之證券及行使此權利。

## 僱員及薪酬政策

於二零零四年六月三十日，集團僱員人數約為1,057人。集團提供予僱員之薪酬及福利政策乃經參考市場趨勢及僱員工作表現後釐定。集團亦為僱員提供多項福利包括免費醫療及個人意外保險。此外，集團亦為僱員提供不同類型的在職訓練。董事局亦會適當地授出優先認股權予僱員。

## 董事之服務合約

於即將召開之股東週年大會上擬重選連任之董事與本公司或其任何附屬公司並無簽訂任何該僱任公司不作出賠償(除法定賠償外)而不可於一年內終止之服務合約。本公司之所有獨立非執行董事均有固定任期,但須依本公司之組織章程規定於本公司股東週年大會上輪值告退。

## 退休及公積金計劃

為遵守強制性公積金(「強積金」)計劃條例之規定,集團已成立有關之強積金計劃。集團及僱員須各自向該計劃作出相等於僱員有關入息的5%供款,而有關入息的上限為每月港幣20,000元。集團於年內就強積金計劃所作出之供款共港幣6,841,000元。

## 管理合約

於本年度終結日或年內任何時間,本公司並無簽訂或存在有關管理或經營本公司全部或任何主要部份業務之重要合約。

## 主要股東

於二零零四年六月三十日,就各董事所知,佔有本公司股份及相關股份權益之股東(本公司董事及主要行政人員除外),均按證券及期貨條例第336條之規定須記錄於本公司存置之登記冊內者,其詳情如下:

| 名稱 | 身份 | 股份數目(公司權益)[i] | 佔已發行股本之百分比[ii] |
|---|---|---|---|
| The Capital Group Companies, Inc. | 投資經理 | 43,898,000 | 4.97% |

附註:

(i) 於本公司之股份權益為長倉。

(ii) 本公司根據於二零零三年十月二十七日接獲之通知,按證券及期貨條例第336條載錄5.01%權益於登記冊內。然而,截止二零零四年六月三十日,43,898,000股股份佔本公司之已發行股本約4.97%。

除上述所披露外，於二零零四年六月三十日，本公司無接獲通知超過本公司已發行股本5%或以上之任何其他權益並須按證券及期貨條例第336條載錄登記冊內。

## 最佳應用守則

截止二零零四年六月三十日止年度任之何時間，本公司皆遵守上市規則附錄14所載之最佳應用守則。

## 審核委員會

本公司於一九九九年三月成立審核委員會，並根據最佳應用守則第14段，列載委員會之職責。審核委員會之基本責任為檢討和監察本公司之財務匯報程序及內部監控制度。審核委員會與管理層已共同檢討集團採納之會計準則及主要政策，並討論帳項審核、內部監控及財務匯報等事宜，當中亦包括審閱集團未經審核的中期財務報告表及經審核的全年財務報告表。自藍利益先生於二零零四年九月六日被委任為審核委員會新任主席後，審核委員會由三名獨立非執行董事組成，另外兩位成員為陸勵荃女士及胡文佳先生。

## 公眾持股量

就可提供本公司之公開資料及本公司董事所知，於本報告日，本公司已發行股份有足夠並超過上市規則規定25%之公眾持股量。

## 提供予非全資附屬公司之財務資助

年內，集團之全資附屬公司名為Hopewell (Huadu) Estate Investment Company Limited 提供約人民幣2億元無抵押股東貸款予其擁有百分之九十五權益之附屬公司名為廣州市合和（花都）置業發展有限公司，貸款用於發展一物業項目。貸款利息按中國人民銀行貸款利率計算，該貸款須於二零零五年十二月三十一日歸還。

## 上市規則第13章之披露

本公司透過其附屬公司與若干合營夥伴簽訂合營企業協議，承諾為若干基建工程及物業發展項目作出重大投資。該等投入合作公司及聯營公司(「聯屬公司」)已於集團二零零四年六月三十日之綜合資產負債表內之「共同控制個體權益」及「聯營公司權益」之分類標題下披露。

於二零零四年六月三十日，聯屬公司之備考合併資產負債表如下：

| *港幣百萬元* | *合併總數* | *集團所注入之資金* |
|---|---|---|
| 總資產 | 22,064 | |
| 註資金來源： | | |
| 註冊資本／股本 | 2,438 | 1,409 |
| 儲備金 | 153 | |
| 累計虧損 | (134) | |
| | 2,457 | |
| 遠期負債 | | |
| – 股東／合營夥伴／有關連公司提供之墊款 | 7,184 | 2,052 |
| – 其他遠期貸款 | 10,561 | |
| | 17,745 | |
| 流動負債 | 1,862 | 380 |
| 總資本及負債 | 22,064 | 3,841 |

* *除一項投資金額並不重大之物業發展項目外，所有物業、機械及設備(包括主要生產設施)於合作期屆滿後，在無補償下撥歸中方合營夥伴所有。本集團認為披露聯屬公司之資產及負債之應佔部分並不恰當。*

## 結算日後事項

結算日後事項之詳情載列於財務報告表附註47。

## 核數師

於即將召開之股東週年大會上，本公司將會提呈一決議案續聘德勤•關黃陳方會計師行為本公司核數師。

承董事會命

**胡應湘爵士** GBS, KCMG, FICE

*主席*

香港，二零零四年九月六日

# 財務報告表

## 目錄


| | 頁次 |
|---|---|
| 核數師報告書 | 50 |
| 綜合收益表 | 51 |
| 綜合資產負債表 | 52 |
| 公司資產負債表 | 54 |
| 綜合權益變動表 | 55 |
| 綜合現金流量表 | 56 |
| 財務報告表附註 | 58 |

Deloitte.
德勤

致合和實業有限公司各股東
*(於香港註冊成立之有限公司)*

本核數師行已完成審核刊於第51頁至第110頁按照香港普遍採納之會計原則編製之財務報告表。

## 董事及核數師各自之責任

香港公司條例規定董事須編製真實與公平之財務報告表。在編製該等財務報告表時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財務報告表作出獨立意見，並按香港公司條例第141條將此意見僅向股東(作為法人)報告，而不作其他用途，本行不對任何其他人仕就本報告內容負責或承擔責任。

## 意見之基礎

本行乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告表時所作出之重大估計及判斷、所釐定之會計政策是否適合貴公司及　貴集團之具體情況及有否貫徹運用並足夠披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充分之憑證，就該等財務報告表是否存有重要錯誤陳述，作合理之確定。在作出意見時，本行亦已衡量該等財務報告表所載資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理之基礎。

## 意見

本行認為上述之財務報告表均真實與公平地反映　貴公司及　貴集團於二零零四年六月三十日結算時之財務狀況及　貴集團截至該日止年度之溢利及現金流動，並已按照香港公司條例妥善編製。

**德勤•關黃陳方會計師行**
執業會計師
香港
二零零四年九月六日

# 綜合收益表

*截至二零零四年六月三十日止年度*

| | 附註 | 2003<br>港幣千元<br>(重列) | 2004<br>港幣千元 |
|---|---|---|---|
| 營業額 | 4 | 799,177 | **653,337** |
| 銷售及服務成本 | | (495,759) | **(341,939)** |
| | | 303,418 | **311,398** |
| 其他營運收入 | 6 | 121,326 | **138,208** |
| 銷售及分銷成本 | | (23,812) | **(21,742)** |
| 行政費用 | | (161,957) | **(177,139)** |
| 其他營運費用 | 7 | (110,301) | **(115,995)** |
| 減值虧損回撥／出售基建項目之盈利 | 8 | 366,000 | **580,415** |
| 物業及投資之虧損 | 9 | — | **(19,442)** |
| 經營業務溢利 | 10 | 494,674 | **695,703** |
| 視作出售附屬公司權益之盈利 | 11 | — | **483,847** |
| 註銷購股權之虧損 | 11 | — | **(70,000)** |
| 財務成本 | 12 | (372,187) | **(233,637)** |
| 應佔其溢利 | | | |
| 共同控制個體 | | 687,974 | **900,133** |
| 聯營公司 | | 21,980 | **39,372** |
| 日常業務除稅前溢利 | | 832,441 | **1,815,418** |
| 所得稅支出 | 13 | (121,806) | **(50,811)** |
| 未計少數股東權益前溢利 | | 710,635 | **1,764,607** |
| 少數股東權益 | | (99,119) | **(310,617)** |
| 本年度淨溢利 | | 611,516 | **1,453,990** |
| 股息 | 14 | 218,996 | **622,534** |
| | | *港幣* | *港幣* |
| 每股溢利 | 15 | | |
| 基本 | | 0.70 | **1.65** |
| 攤薄後 | | 不適用 | **1.64** |

# 綜合資產負債表

*於二零零四年六月三十日*

| | 附註 | 2003<br>港幣千元<br>(重列) | 2004<br>港幣千元 |
|---|---|---|---|
| **資產** | | | |
| **非流動資產** | | | |
| 投資物業 | 17 | 5,655,400 | **5,890,800** |
| 物業、機械及設備 | 18 | 1,492,652 | **552,448** |
| 待發展或發展中物業 | 20 | 1,018,336 | **907,691** |
| 共同控制個體權益 | 21 | 8,207,290 | **8,174,395** |
| 聯營公司權益 | 22 | 77,523 | **19,426** |
| 其他項目 | 23 | 181,637 | **–** |
| 證券投資 | 24 | 39,329 | **731,942** |
| 長期應收款項 | 25 | 276,052 | **146,780** |
| 契約廢止／已抵押之存款 | 26 | 1,680,843 | **95,266** |
| | | 18,629,062 | **16,518,748** |
| **流動資產** | | | |
| 存貨 | 27 | 8,588 | **8,871** |
| 持作出售之物業 | | 3,762 | **3,762** |
| 證券投資之即期部分 | 24 | – | **1,046,195** |
| 貿易及其他應收賬款 | 28 | 111,876 | **954,607** |
| 按金及預付款項 | | 227,127 | **24,984** |
| 應收貸款之即期部分 | 29 | 45,757 | **12,878** |
| 就合約工程應收客戶之款項 | 30 | 323 | **–** |
| 契約廢止存款 | 26 | 149,390 | **1,587,990** |
| 銀行結餘及現金 | | 694,604 | **1,029,933** |
| | | 1,241,427 | **4,669,220** |
| **總資產** | | 19,870,489 | **21,187,968** |

# 綜合資產負債表（續）

*於二零零四年六月三十日*

| | 附註 | 2003<br>港幣千元<br>（重列） | 2004<br>港幣千元 |
|---|---|---|---|
| **股東權益及負債** | | | |
| **資本及儲備金** | | | |
| 股本 | 32 | 2,189,955 | **2,210,205** |
| 儲備金 | 33 | 11,463,202 | **12,655,302** |
| | | 13,653,157 | **14,865,507** |
| **少數股東權益** | | 125,101 | **2,418,947** |
| **非流動負債** | | | |
| 遠期貸款 | 34 | 3,692,975 | **1,000,000** |
| 應付聯營公司之款項 | 36 | 17,786 | **11,657** |
| 保證準備 | 42(a) | 164,059 | **164,059** |
| 遞延税項負債 | 37 | 46,083 | **54,657** |
| | | 3,920,903 | **1,230,373** |
| **流動負債** | | | |
| 貿易及其他應付賬款 | 31 | 1,075,960 | **756,756** |
| 租務及其他按金 | | 111,560 | **78,304** |
| 就合約工程應付客戶之款項 | 30 | 14,423 | **–** |
| 税項負債 | | 242,906 | **130,682** |
| 遠期貸款之即期部分 | 34 | 320,479 | **1,607,399** |
| 銀行貸款 | | | |
| 有抵押 | | 156,000 | **–** |
| 無抵押 | | 250,000 | **100,000** |
| | | 2,171,328 | **2,673,141** |
| **總負債** | | 6,092,231 | **3,903,514** |
| **股東權益及負債總額** | | 19,870,489 | **21,187,968** |

**郭展禮**
董事

**胡文新**
董事

# 公司資產負債表

*於二零零四年六月三十日*

| | 附註 | 2003<br>港幣千元 | 2004<br>港幣千元 |
|---|---|---|---|
| **資產** | | | |
| **非流動資產** | | | |
| 附屬公司權益 | 19 | 13,298,847 | **12,774,140** |
| 聯營公司權益 | 22 | 10,969 | **401** |
| 證券投資 | 24 | 3,000 | **3,000** |
| | | 13,312,816 | **12,777,541** |
| **流動資產** | | | |
| 貿易及其他應收賬款 | | 3,207 | **337** |
| 按金及預付款項 | | 3,050 | **933** |
| 銀行結餘及現金 | | 1,571 | **186,959** |
| | | 7,828 | **188,229** |
| **總資產** | | 13,320,644 | **12,965,770** |
| **股東權益及負債** | | | |
| **資本及儲備金** | | | |
| 股本 | 32 | 2,189,955 | **2,210,205** |
| 儲備金 | 33 | 9,383,722 | **10,543,353** |
| | | 11,573,677 | **12,753,558** |
| **非流動負債** | | | |
| 應付附屬公司之款項 | 35 | 1,649,080 | **95,098** |
| 應付聯營公司之款項 | 36 | 11,376 | **5,278** |
| | | 1,660,456 | **100,376** |
| **流動負債** | | | |
| 貿易及其他應付賬款 | | 22,043 | **21,542** |
| 稅項負債 | | 64,468 | **90,294** |
| | | 86,511 | **111,836** |
| **總負債** | | 1,746,967 | **212,212** |
| **股東權益及負債總額** | | 13,320,644 | **12,965,770** |

**郭展禮**
董事

**胡文新**
董事

# 綜合權益變動表

*截至二零零四年六月三十日止年度*

| | ***總權益***<br>*港幣千元* |
|---|---:|
| 於二零零二年七月一日 | |
| 一以往呈報 | 13,794,220 |
| 一前期調整 (附註2) | (39,736) |
| 一重列 | 13,754,484 |
| 投資物業之重估減值 | (335,049) |
| 伸算附屬公司、共同控制個體及聯營公司財務報告表之匯兑差額 | 2,990 |
| 應佔共同控制個體及聯營公司儲備金 | 4,648 |
| 未於綜合收益表中確認之虧損淨額 | (327,411) |
| 本年度淨溢利 | 611,516 |
| 已付股息 | (385,432) |
| 於二零零三年六月三十日 | 13,653,157 |
| 投資物業之重估增值 | 214,877 |
| 伸算附屬公司、共同控制個體及聯營公司財務報告表之匯兑差額 | 10,266 |
| 應佔共同控制個體及聯營公司儲備金 | (25,380) |
| 未於綜合收益表中確認之溢利淨額 | 199,763 |
| 本年度淨溢利 | 1,453,990 |
| 已付股息 | (511,580) |
| 發行新股 | 70,177 |
| **於二零零四年六月三十日** | **14,865,507** |

# 綜合現金流量表

*截至二零零四年六月三十日止年度*

| | 2003<br>港幣千元 | 2004<br>港幣千元 |
|---|---|---|
| **經營業務** | | |
| 經營業務溢利 | 494,674 | **695,703** |
| 調整： | | |
| 利息來自 | | |
| －共同控制個體 | (58,409) | **(40,297)** |
| －契約廢止及其他銀行存款、貸款及應收款項 | (95,592) | **(79,834)** |
| －持有至到期之債務證券投資 | – | **(71,259)** |
| 購入持有至到期債務證券溢價攤銷 | – | **48,087** |
| 非上市投資之股息 | (962) | **–** |
| 物業、機械及設備折舊 | 8,912 | **14,544** |
| 攤銷共同控制個體之投資成本 | 77,271 | **102,638** |
| 減值虧損回撥╱出售基建項目之盈利 | (366,000) | **(580,415)** |
| 出售其他物業、機械及設備盈利 | (6,146) | **(2,270)** |
| 投資證券之已確認減值虧損 | 7,540 | **–** |
| 所持其他投資之未變現虧損 | 1,693 | **–** |
| 回購票據之虧損 | 3,509 | **–** |
| 物業及投資之虧損 | – | **19,442** |
| 營運資金變動前經營現金流動 | 66,490 | **106,339** |
| 存貨之減少（增加） | 1,108 | **(283)** |
| 貿易及其他應收賬款、按金及預付款項之減少 | 11,979 | **31,868** |
| 貿易及其他應付賬款、租務及其他按金之（減少）增加 | (45,247) | **18,704** |
| 就合約工程應收客戶之款項之減少 | 11,604 | **323** |
| 就合約工程應付客戶之款項之減少 | (1,256) | **(14,423)** |
| 經營活動所產生之現金 | 44,678 | **142,528** |
| 已付香港利得稅 | (2,516) | **(70,138)** |
| 已付其他地區稅項 | (14,117) | **(4,024)** |
| 退回香港利得稅 | 116 | **–** |
| **經營業務產生之現金淨額** | 28,161 | **68,366** |

# 綜合現金流量表（續）

*截至二零零四年六月三十日止年度*

| | 附註 | 2003<br>港幣千元 | 2004<br>港幣千元 |
|---|---|---|---|
| **投資業務** | | | |
| 已收利息 | | 52,253 | **89,971** |
| 已收股息 | | 257,360 | **489,556** |
| 投資物業之增加 | | (4,149) | **(20,523)** |
| 物業、機械及設備之增加 | | (23,056) | **(41,234)** |
| 聯營公司權益 | | 572 | **(39)** |
| 來自（償還）聯營公司之墊款 | | 2,386 | **(6,129)** |
| 於共同控制個體之投資及貸款 | | (268,804) | **(151,780)** |
| 共同控制個體償還之貸款 | | 553,387 | **187,470** |
| 其他投資之(增加)減少 | | (19,748) | **18,055** |
| 其他項目之償還 | | 281,339 | **413** |
| 購入持有至到期債務證券 | | – | **(2,091,378)** |
| 出售持有至到期債務證券所得款項 | | – | **243,828** |
| 註銷購股權支付之現金 | | – | **(70,000)** |
| 待發展或發展中之物業之增加 | | (127,164) | **(94,538)** |
| 自下列出售之已收淨額 | | | |
| －基建項目 | | – | **1,389,028** |
| －其他物業、機械及設備 | | 13,045 | **3,105** |
| 支付項目發展費用及承建商按金 | | – | **(363,089)** |
| 退回基建項目按金 | | – | **143,400** |
| 長期應收款項之減少 | | 464,282 | **32,540** |
| 出售附屬公司 | 38 | – | **7,572** |
| 契約廢止存款之減少 | | 3,349,629 | **149,160** |
| 已抵押銀行存款之減少 | | 2,244 | **–** |
| **來自（用於）投資業務之現金淨額** | | 4,533,576 | **(84,612)** |
| **融資活動** | | | |
| 已付利息 | | (387,921) | **(166,653)** |
| 已付貸款安排費用及銀行手續費 | | (8,621) | **(24,055)** |
| 已付股息予 | | | |
| －股東 | | (385,432) | **(511,580)** |
| －附屬公司之少數股東 | | (250) | **(88,670)** |
| 分派予少數股東 | | – | **(231,960)** |
| 少數股東投入之資本 | | 5,764 | **2,561** |
| 發行股份所得款項淨額來自 | | | |
| －本公司 | | – | **70,177** |
| －一間上市附屬公司 | | – | **2,889,211** |
| 新增銀行及其他貸款 | | 363,558 | **1,100,000** |
| 償還銀行及其他貸款 | | (516,704) | **(2,685,115)** |
| 回購票據 | | (42,499) | **–** |
| 贖回應付票據 | | (2,902,341) | **–** |
| 已付提早贖回票據之溢價 | | (148,745) | **–** |
| **（用於）來自融資活動之現金淨額** | | (4,023,191) | **353,916** |
| **現金及現金等值物之淨額增加** | | 538,546 | **337,670** |
| **年初現金及現金等值物** | | 145,149 | **694,604** |
| **外幣兌換率變動之影響** | | 10,909 | **(2,341)** |
| **年末現金及現金等值物，**<br>即銀行結存及現金 | | 694,604 | **1,029,933** |

# 財務報告表附註

*截至二零零四年六月三十日止年度*

## 1. 一般資料

本公司為一間於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司上市。

本集團主要業務為基建項目投資、物業發展及投資、物業代理及管理、酒店營運及管理、餐館營運及食品經營、建築及項目管理。

## 2. 採納香港財務報告準則

於本年內，本集團首次採納由香港會計師公會(「會計師公會」)所頒佈之會計實務準則第12條「所得稅」(「會計實務準則第12條(經修訂)」)。採納會計實務準則第12條(經修訂)主要影響遞延稅項。於過往年度，集團按收益表負債方法為遞延稅項作部分撥備，即除了那些預計不會於可見將來實現之部分外，就所產生時差確認遞延稅項。會計實務準則第12條(經修訂)要求採納資產負債表債務方法計算，除有限之例外情況外，遞延稅項乃就財務報表內資產及負債賬面值與計算應課稅溢利所採用相應稅基間之所有暫時差別予以確認。由於會計實務準則第12條(經修訂)並無指明任何過渡性安排，此新會計政策已被追溯性地採納，比較數字亦因此作出重列。由於會計政策之轉變，故於二零零二年七月一日及二零零三年七月一日之保留溢利已分別減少港幣39,736,000元及港幣46,083,000元，且本集團本年度之淨溢利減少港幣8,574,000元(二零零三年：港幣6,347,000元)。

## 3. 主要會計政策

本財務報告表按歷史成本方法而編製，並就投資物業及證券投資價值重估作出修訂。

本財務報告表乃根據香港普遍採納之會計原則而編製。主要會計政策載列如下：

### 綜合賬目之基準

綜合賬目包括每年截至六月三十日止本公司及其附屬公司之財務報告表。

年內收購或出售之附屬公司、共同控制個體及聯營公司之業績均由收購之有效日期起或計至出售之有效日期止適當地計入綜合收益表內。

所有在本集團內各公司間之重要交易及結餘已在綜合賬目內撇銷。

### 商譽／負商譽

綜合賬目時產生之商譽／負商譽，指收購代價高於／低於本集團估收購當日附屬公司、共同控制個體或聯營公司之個別資產與負債之公平價值之差額。

因收購而產生之商譽撥充資本，並以直線法按其估計可使用年期攤銷。因收購附屬公司而產生之商譽在資產負債表獨立呈列。因收購共同控制個體或聯營公司而產生之商譽則計入其之賬面值。

## 3. 主要會計政策(續)

### 商譽／負商譽(續)

因收購而產生之負商譽均列作資產減項呈報，並按照產生有關商譽情況之分析撥入收益。

倘出現負商譽乃由於在收購之日預計將有虧損或開支，則該負商譽將於有關虧損或開支出現之年度撥入收益。其餘負商譽則按個別所收購而可折舊之資產之平均剩餘可使用年期以直線法計入收益。超過個別所收購非貨幣資產公平價值之負商譽一律即時計入收益。

因收購附屬公司而產生之負商譽列作資產減項在資產負債表中個別呈列。因收購共同控制個體或聯營公司而產生之負商譽則自該共同控制個體或聯營公司之賬面值扣除。

### 附屬公司

於本公司之資產負債表內，附屬公司之投資乃按成本減任何被確認減值虧損入賬。

### 共同控制個體

合營企業乃一項合約性安排，根據安排，本集團與其他各方共同經營一項各方共同控制的商業業務，惟參與各方概無任何一方可單獨控制該項業務。任何涉及成立一間企業，各經營者均擁有權益的獨立企業的合營安排乃列為共同控制個體。

綜合收益表包括本年度本集團應佔共同控制個體之收購後業績。於綜合資產負債表內，於共同控制個體之投資按成本值減攤銷及任何被確認減值，及本集團應佔共同控制個體收購後未分派之儲備。投資於共同控制個體之成本包括已投入之資本，本集團已支出之發展費用，資本化之財務費用，並扣除於項目發展期間按本集團於該共同控制個體所佔權益之基準所延遞之墊款利息收入。

未為共同控制個體承擔之投資成本乃按共同控制個體折舊其項目成本之政策，由該項目之營運日開始於合作期間攤銷。

本集團與其共同控制個體進行交易時，未實現的損益乃按本集團於有關共同控制個體所佔之權益沖銷，惟可證實已轉讓資產耗損之未實現虧損則除外。

### 聯營公司

綜合收益表包括本集團應佔其聯營公司於收購後按結算日前不多於六個月之財務報告表之業績而計算。綜合資產負債表內之於聯營公司之權益乃按本集團應佔其資產淨值計入。

## 3. 主要會計政策*(續)*

### 聯營公司*(續)*

本集團與其聯營公司進行交易時，未實現之損益乃按本集團於有關聯營公司所佔之權益沖銷，惟可證實已轉讓資產減值之未實現虧損則除外。

於本公司之資產負債表內，於聯營公司之投資乃按成本值減任何被確認減值虧損入賬。

### 其他項目

於發展期間，就投資基建項目之特許權條款下而產生之發展費用，以成本值扣除任何被確認減值虧損入賬。發展費用包括建築成本、其他有關成本及相關借貸成本。

其他發展中項目以成本值扣除任何被確認減值虧損入賬。成本值包括發展費用，其他相關支出及資本化借貸成本(如適當)。

### 投資證券

證券投資按照交易日期確認入賬為基準予以確認，並且按初時成本入賬。

於結算日後之報告日期，對於本集團表明有意及有能力持有至到期之債務證券，以攤銷成本減任何經確認減值虧損後列賬以反映其不可收回之款額。任何於購入持有至到期證券時所產生之折讓或溢價，均與其他投資收益一併按照投資年期攤銷，致使於每一期間確認之收入可確保一固定投資收益率。

投資證券乃指確定作為長期持有用途之證券，乃於報告日以成本值減任何已確定之減值虧損後入賬。

其他投資，包括上市股票證券以市值入賬，未實現之增值或減值均計入當年之淨溢利或虧損。

### 投資物業

投資物業乃完成興建之物業，並因其投資潛力而持有，而有關租金收入是在正常交易下議定。

投資物業乃於結算日根據獨立專業評估之公開市值入賬。重估投資物業而產生之任何價值增減乃計入投資物業重估儲備金或自該儲備金中扣除，除非該儲備金之結餘不足以彌補重估值減少，在此情況下，超出投資物業重估儲備金結餘之重估值減少則計入收益表內。當減少於收益表中扣除，及後產生重估增值，則該等增值將按已從收益表中扣除之數額為限計入收益表中。

在出售投資物業時，該物業應佔之投資物業重估儲備金結餘將撥入收益表內。

## 3. 主要會計政策*(續)*

### 投資物業*(續)*
投資物業契約之尚餘期限若不少於20年，則不予折舊。

### 物業、機械及設備
物業、機械及設備按成本減折舊(如適當)及任何被確認減值虧損入賬。出售或棄置資產所得溢利或虧損為出售資產所得款項及資產賬面值之差額，並在收益表中確認。

本集團一向維持其酒店物業持續處於良好維修及保養狀態，並不時作出改善，致令酒店物業的剩餘價值至少與其賬面值相等，故董事認為無需為酒店物業計提折舊。維修及保養費用則於產生時自收益表中扣除。

已終止發展之發電廠不予折舊。

其他物業、機械及設備則按該等資產全面投入運作之日起估計可用年期並計入其估計剩餘價值後，以直線法撇銷資產之成本值，詳情如下：

| ***資產類別*** | ***估計可用年期*** |
|---|---|
| 契約土地 | 按土地契約年期 |
| 房產 | 50年或土地契約剩餘年期之較短者 |
| 其他資產 | 3至10年 |

### 發展物業
待發展或發展中之物業乃按成本扣除被確認減值虧損入賬。此等物業之成本值包括地價、發展費用和其他有關成本開支，以及(如適當)資本化借貸成本。

### 持作出售之物業
持作出售之物業乃按成本值(指土地成本及發展費用)及可變現淨值之較低者入賬。

### 存貨
存貨乃按成本或可變現淨值兩者較低值入賬。成本按先進先出法計算。

### 減值
於每個結算日，本集團會對資產的賬面值進行核查，以確定是否有跡象顯示該等資產已發生減值損失。如估計資產之可收回數額低於其賬面值，則將該資產之賬面值減低至其可收回數額，減值損失即時確認為一項費用，除非有關之資產乃根據另一會計準則以重估值入賬，此減值則按此會計準則被視為重估減值。

## 3. 主要會計政策 (續)

### 減值 (續)

假若減值虧損於其後撥回，該資產之賬面值增加至其可收回數額之重新估計值，惟增加後之賬面值不能超過該資產過往年度已確認為無減值損失之賬面值。減值損失之撥回即時確認為收入。除非有關之資產乃根據另一會計準則以重估值入賬，此其後撥回之減值損失則按此會計準則被視為重估增值。

### 在建工程合約

如可肯定估計建築工程合約之結果，合約成本乃參考於結算日完成合約項目之階段，並按已產生之成本佔合約之估計成本總額之比例計算，在收益表中扣除。

如無法肯定建築工程合約之結果，則合約成本於其產生之期間確認為支出。

倘合約成本總額有可能超出合約收益總額，則預計之虧損即時確認為支出。

如合約包括多項資產，而每項資產已獨立提交計劃、分別進行磋商、成本及收益均可獨立確定，則興建每項資產會被視為一份獨立合約。整批合約 (同時或連續履行) 於洽商時當作單一計劃，且相互間關係密切，以致構成一項帶來整體邊際利潤之單一項目，則被視為一份單一建築工程合約處理。

倘工程產生之合約成本加確認溢利減虧損超逾工程之進度款，該盈餘以就合約工程應收客戶之款項列賬。若工程之進度款超逾其產生之合約成本加確認溢利減虧損，該盈餘以就合約工程應付客戶之款項列賬。在資產負債表上，有關工程進行前已收數額於資產負債表以負債之預收款處理。已履行之工程但尚未收取之已開賬單之工程款於資產負債表內列作貿易及其他應收款。

### 營業租賃

營業租賃指其資產擁有權之絕大部分風險及利益實歸予租賃人之租約，有關營業租賃之應付 (應收) 租金則分別按其租賃之年期按直線法扣除 (計入) 收益表內。

### 外幣

以外幣為單位元之交易先按交易日之兌換率入賬。此等貨幣為單位之資產及負債其後再按結算日之兌換率伸算。匯兌收益及虧損乃撥入當期淨溢利或虧損處理。

於編製綜合賬目時，於香港以外之資產及負債乃按結算日之兌換率伸算。收入及支出等項目乃按期內之平均兌換率伸算。有關之匯兌差額乃撥入集團之匯兌換算儲備金並歸類為股東權益，此匯兌差額於出售有關業務時被確認為當期之收入或支出。

3. 主要會計政策（續）

### 稅項

所得稅支出指現期應付稅項及遞延稅項之總和。

即期應付稅項乃按本年度應課稅溢利計算。應課稅溢利與收益表中所呈報之溢利淨額不同，乃由於應課稅溢利不包括於其他年度課稅之收入或抵扣之開支，亦不包括永不須課稅或獲抵扣之項目。本集團之即期稅項負債乃按結算日已頒佈或大體上已頒佈之稅率計算。

遞延稅項指預期從財務報告表內資產及負債賬面值與計算應課稅溢利所採用相應稅基差額而須支付或收回之稅項，並以資產負債表負債法處理。遞延稅項負債一般就所有應課稅暫時性差額確認，而遞延稅項資產則按可能可扣減暫時性差額對銷應課稅溢利時確認。若交易中因商譽（或負商譽）或因首次確認之其他資產及負債（業務合併以外）而產生之暫時性差額並不影響應課稅溢利或會計溢利時，則不會確認該等遞延稅項資產及負債。

遞延稅項負債乃按因投資於附屬公司、聯營公司及合作企業而引致之應課稅暫時性差異而確認，惟若本集團可控制暫時性差額之撥回及暫時性差額有可能不會於可見將來得以撥回則除外。

遞延稅項資產之賬面值於每個結算日作出檢討，並予以相應扣減，直至並無足夠應課稅溢利以收回全部或部份資產價值為止。

遞延稅項乃按預期於負債清償或資產變現之期間之稅率計算。遞延稅項於收益表中扣除或計入收益表，惟倘遞延稅項直接與股本權益中扣除或計入之項目相關，在此情況下遞延稅項亦會於股本權益中處理。

當遞延稅項資產及負債與同一課稅機關徵收之所得稅有關，並且本集團計劃以淨額基準繳付其流動稅項資產及負債時，則該遞延稅項資產及負債可對銷。

### 應付票據

無抵押之應付票據乃分開披露並視為負債。發行票據支出指發行票據之折讓及直接與發行票據有關之費用乃按照該票據之年期攤銷，令每期之支出與票據賬面值有一固定比率。

集團若於到期日前回購任何票據而獲得任何溢利或虧損（即購入價與回購票據之本金及未清償之利息及有關之未攤銷發行票據支出）將計入收益表內。集團於應付票據之負債乃按扣除回購票據本金列出。

### 借貸成本資本化

為購買、建造或生產合資格資產，其直接應計之借貸成本，包括項目融資成本，均資本化作為此等資產成本之一部分。當該等資產大致上已完成作其預計用途或銷售時，該等借貸成本便停止資本化。

3. 主要會計政策（續）

借貸成本資本化（續）

項目融資成本指擬定直接用於發展及建設可行之項目之貸款融資成本，包括安排費用、法律費用及其他有關成本，此等融資成本乃遞延及按貸款條款攤銷。

所有其餘借貸成本於發生時均確認為當期費用。

退休福利費用

界定供款退休福利計劃之供款於到期日確認為支出項目扣除。

收入確認

*物業租賃*

有關營業租約物業之租金收入按有關租約年期以直線法基準確認。

*物業代理及管理*

物業代理及管理服務之收入在提供有關服務時確認。

*酒店營運及管理*

酒店營運及管理之收入在提供有關服務時予以確認。

*餐館營運及食品經營*

餐館營運及食品經營之收入在運送貨物後及提供有關服務時確認。

*建築及項目管理*

當某項建造合約的成果能可靠地估計時，固定價格之建築合約之收入確認，乃以百份比完成法，按每項合約已產生成本及其估計全部成本之比例計算。合約工程更改，索償及獎金之計入以得客戶同意之數額為限。

當某項建造合約的成果能可靠地估計時，成本加值之合約之收入確認，乃以當期已產生之可收回成本加可賺取之收費，按已產生成本及估計全部合約成本之比例計算。

當某項建造合約的成果不能可靠地估計時，惟已產生而能收回的合約成本，才確認為收入。

項目管理之收入，於提供有關服務及收取該費用之權利成立時予以確認。

*利息收入*

銀行存款、貸款予從事基建項目投資之共同控制個體、貸款及其他應收款項之利息收入乃經參考剩餘本金並按時間基準及適用利率確認。

## 3. 主要會計政策（續）

**收入確認（續）**
***股息收入***
投資之股息收入乃於本集團獲派股息之權利確立時確認。

***出售投資項目***
出售投資項目所得收入於有關出售合約成為無條件時確認。

## 4. 營業額

營業額包括來自基建項目投資、物業租賃、代理及管理，酒店營運及管理，餐館營運及食品經營，及建築及項目管理收入，其分析如下：

| | *2003*<br>*港幣千元* | ***2004***<br>***港幣千元*** |
|---|---|---|
| 基建項目投資 | 74,277 | **50,370** |
| 物業租賃、代理及管理 | 328,287 | **291,385** |
| 酒店營運及管理 | 115,481 | **151,899** |
| 餐館營運及食品經營 | 109,449 | **124,089** |
| 建築及項目管理 | 171,683 | **35,594** |
| | 799,177 | **653,337** |

*附註：* 上述基建項目投資之營業額包括來自共同控制個體之利息收入約港幣40,000,000元（二零零三年：港幣58,000,000元）。

## 5. 業務及地區之分部資料

**業務之分部**
本集團用以劃分作首要分類呈報之業務如下：

| | | |
|---|---|---|
| 基建項目投資 | — | 公路基建項目投資 |
| 物業投資 | — | 物業租賃、代理及管理 |
| 物業發展 | — | 發展供出售物業 |
| 酒店投資 | — | 酒店持有及營運 |
| 餐館及食品經營 | — | 餐館營運及食品經營 |
| 建築 | — | 建築及項目管理 |

## 5. 業務及地區之分部資料(續)

### 業務之分部(續)

各業務之分部資料分析如下。

### 分部營業額

截至六月三十日止年度

| | 2003 對外 港幣千元 | 2003 分部間之收入 港幣千元 | 2003 總額 港幣千元 | 2004 對外 港幣千元 | 2004 分部間之收入 港幣千元 | 2004 總額 港幣千元 |
|---|---|---|---|---|---|---|
| 基建項目投資 | 74,277 | – | 74,277 | **50,370** | **–** | **50,370** |
| 物業投資 | 328,287 | 21,435 | 349,722 | **291,385** | **21,864** | **313,249** |
| 酒店投資 | 115,481 | 223 | 115,704 | **151,899** | **264** | **152,163** |
| 餐館及食品經營 | 109,449 | 1,042 | 110,491 | **124,089** | **545** | **124,634** |
| 建築 | 171,683 | 4,694 | 176,377 | **35,594** | **3,365** | **38,959** |
| 扣除 | – | (27,394) | (27,394) | **–** | **(26,038)** | **(26,038)** |
| 總營業額 | 799,177 | – | 799,177 | **653,337** | **–** | **653,337** |

集團分部間之收入的價格是由管理層參考市場價格釐定。

### 分部業績

截至六月三十日止年度

| | 2003 本公司及附屬公司 港幣千元 | 2003 共同控制個體 港幣千元 | 2003 聯營公司 港幣千元 | 2003 總額 港幣千元 | 2004 本公司及附屬公司 港幣千元 | 2004 共同控制個體 港幣千元 | 2004 聯營公司 港幣千元 | 2004 總額 港幣千元 |
|---|---|---|---|---|---|---|---|---|
| 基建項目投資 | (25,579) | 661,334 | – | 635,755 | **(92,235)** | **891,660** | **–** | **799,425** |
| 物業投資 | 205,548 | 6,861 | 4,205 | 216,614 | **169,640** | **(317)** | **3,235** | **172,558** |
| 物業發展 | (2,523) | 19,779 | – | 17,256 | **(28,702)** | **8,618** | **–** | **(20,084)** |
| 酒店投資 | | | | | | | | |
| －營運 | 7,255 | – | 13,623 | 20,878 | **38,841** | **172** | **35,512** | **74,525** |
| －出售發展中酒店盈利 | – | – | – | – | **16,388** | **–** | **–** | **16,388** |
| 餐館及食品經營 | (1,966) | – | – | (1,966) | **1,052** | **–** | **–** | **1,052** |
| 建築 | (33,886) | – | (6) | (33,892) | **(8,673)** | **–** | **–** | **(8,673)** |
| 其他業務 | (26,263) | – | 4,158 | (22,105) | **368** | **–** | **625** | **993** |
| 來自營運之分部業績 | 122,586 | 687,974 | 21,980 | 832,540 | **96,679** | **900,133** | **39,372** | **1,036,184** |

## 5. 業務及地區之分部資料（續）

**業務之分部（續）**

***分部業績（續）***

截至六月三十日止年度

| | *2003*<br>*港幣千元* | **2004**<br>**港幣千元** |
|---|---|---|
| 分部業績 | | |
| 本公司及附屬公司 | | |
| －營運 | 122,586 | **96,679** |
| －減值虧損回撥／出售基建項目之盈利 | 366,000 | **580,415** |
| －聯營公司權益之減值虧損 | － | **(11,386)** |
| | 488,586 | **665,708** |
| 利息及其他收入 | 97,531 | **105,920** |
| 未分配之企業及其他費用 | (91,443) | **(75,925)** |
| 經營業務溢利 | 494,674 | **695,703** |
| 視作出售附屬公司權益之盈利 | － | **483,847** |
| 註銷購股權之虧損 | － | **(70,000)** |
| 財務成本 | (372,187) | **(233,637)** |
| 應佔其溢利 | | |
| 共同控制個體 | 687,974 | **900,133** |
| 聯營公司 | 21,980 | **39,372** |
| 除稅前溢利 | 832,441 | **1,815,418** |
| 稅項 | (121,806) | **(50,811)** |
| 未計少數股東權益前溢利 | 710,635 | **1,764,607** |
| 少數股東權益 | (99,119) | **(310,617)** |
| 本年度淨溢利 | 611,516 | **1,453,990** |

## 5. 業務及地區之分部資料（續）

*業務之分部（續）*
*資產及負債*
於二零零四年六月三十日

| | 分部資產 港幣千元 | 共同控制個體權益 港幣千元 | 聯營公司權益 港幣千元 | 綜合資產總額 港幣千元 | 分部負債 港幣千元 | 綜合負債總額 港幣千元 |
|---|---|---|---|---|---|---|
| 基建項目投資 | 7,459 | 7,806,298 | – | 7,813,757 | 38,156 | 38,156 |
| 物業投資 | 5,925,151 | – | 15,201 | 5,940,352 | 119,341 | 119,341 |
| 物業發展 | 909,590 | 377,176 | – | 1,286,766 | 28,250 | 28,250 |
| 酒店投資 | 507,868 | 3,799 | – | 511,667 | 23,407 | 23,407 |
| 餐館及食品經營 | 21,195 | – | – | 21,195 | 11,938 | 11,938 |
| 建築 | 47,440 | – | 4,225 | 51,665 | 116,359 | 116,359 |
| 其他業務（附註） | 97,786 | – | – | 97,786 | 386,124 | 386,124 |
| | 7,516,489 | 8,187,273 | 19,426 | 15,723,188 | 723,575 | 723,575 |
| 證券投資 | | | | 1,778,137 | | – |
| 契約廢止之存款 | | | | 1,587,990 | | – |
| 無抵押之應付票據 | | | | – | | 1,473,844 |
| 其他資產／負債 | | | | 2,098,653 | | 1,706,095 |
| | | | | 21,187,968 | | 3,903,514 |

## 5. 業務及地區之分部資料（續）

### 業務之分部（續）
### 資產及負債（續）

於二零零三年六月三十日

| | 分部資產 港幣千元 | 共同控制個體權益 港幣千元 | 聯營公司權益 港幣千元 | 綜合資產總額 港幣千元 | 分部負債 港幣千元 | 綜合負債總額 港幣千元 |
|---|---|---|---|---|---|---|
| 基建項目投資 | 185,238 | 7,801,489 | 10,566 | 7,997,293 | 30,906 | 30,906 |
| 物業投資 | 5,685,649 | – | 22,188 | 5,707,837 | 108,527 | 108,527 |
| 物業發展 | 862,055 | 443,494 | – | 1,305,549 | 49,132 | 49,132 |
| 酒店投資 | 657,395 | 3,628 | 37,433 | 698,456 | 29,953 | 29,953 |
| 餐館及食品經營 | 18,344 | – | – | 18,344 | 8,985 | 8,985 |
| 建築 | 65,526 | – | 7,336 | 72,862 | 137,245 | 137,245 |
| 其他業務（附註） | 1,209,733 | – | – | 1,209,733 | 726,413 | 726,413 |
| | 8,683,940 | 8,248,611 | 77,523 | 17,010,074 | 1,091,161 | 1,091,161 |
| 證券投資 | | | | 39,329 | | – |
| 契約廢止之存款 | | | | 1,736,973 | | – |
| 無抵押之應付票據 | | | | – | | 1,467,267 |
| 其他資產／負債 | | | | 1,084,113 | | 3,533,803 |
| | | | | 19,870,489 | | 6,092,231 |

*附註：* 上述其他業務之資產及負債包括本集團已暫時終止之海外基建項目為數分別約港幣98,000,000元（二零零三年：港幣1,209,000,000元）及港幣382,000,000元（二零零三年：港幣722,000,000元）。

於二零零四年六月三十日，本集團之總資產減流動負債及本集團之流動資產淨值分別為港幣18,514,827,000元（二零零三年：港幣17,699,161,000元）及港幣1,996,079,000元（二零零三年：流動負債淨值港幣929,901,000元）。

5. 業務及地區之分部資料（續）

業務之分部（續）
其他資料

| | 2003 | | | 2004 | | |
|---|---|---|---|---|---|---|
| | 資本性開支之增加 港幣千元 | 折舊及攤銷 港幣千元 | 其他非現金開支 港幣千元 | 資本性開支之增加 港幣千元 | 折舊及攤銷 港幣千元 | 其他非現金開支 港幣千元 |
| 基建項目投資 | 159 | 77,415 | – | **37** | **102,785** | **–** |
| 物業投資 | 10,358 | 2,634 | 208 | **41,298** | **5,225** | **–** |
| 物業發展 | 1,822 | 115 | – | **347** | **358** | **–** |
| 酒店投資 | 11,483 | 1,701 | 120 | **16,096** | **4,901** | **151** |
| 餐館及食品經營 | 1,052 | 1,443 | 160 | **1,152** | **1,469** | **117** |
| 建築 | 944 | 834 | – | **555** | **743** | **–** |

地區之分部

本集團之物業投資、酒店投資、餐館及食品經營及建築業務主要於香港運作。基建項目投資皆位於中國大陸（「中國」），而物業發展業務則於香港、中國及澳門運作。本集團營業額按地區分佈分析如下：

| | 營業額 | |
|---|---|---|
| | 2003 港幣千元 | 2004 港幣千元 |
| 香港 | 719,518 | **591,912** |
| 中國 | 79,659 | **61,425** |
| | 799,177 | **653,337** |

## 5. 業務及地區之分部資料（續）

**地區之分部（續）**

按所在地區劃分之本集團資產賬面值及投資物業與物業、機械及設備增加之分析如下：

| | 資產 | | 投資物業與物業、機械及設備之增加 | |
|---|---|---|---|---|
| | 2003<br>港幣千元 | 2004<br>港幣千元 | 2003<br>港幣千元 | 2004<br>港幣千元 |
| 集團分部資產 | | | | |
| 香港 | 6,881,870 | **7,157,344** | 25,382 | **61,410** |
| 中國 | 402,658 | **232,081** | 1,823 | **347** |
| 印尼 | 1,116,189 | **2,249** | – | **–** |
| 馬爾他共和國 | 159,613 | **–** | – | **–** |
| 其他地區 | 123,610 | **124,815** | – | **–** |
| | 8,683,940 | **7,516,489** | 27,205 | **61,757** |
| 其他資產（附註） | 11,186,549 | **13,671,479** | – | **–** |
| | 19,870,489 | **21,187,968** | 27,205 | **61,757** |

*附註*：以上所列其他資產包括在中國從事基建項目投資之共同控制個體之權益、証券投資、契約廢止及銀行存款。

## 6. 其他營運收入

| | 2003<br>港幣千元 | 2004<br>港幣千元 |
|---|---|---|
| 其他營運收入包括以下各項： | | |
| 利息 | | |
| 來自契約廢止存款及其他銀行存款 | 72,300 | **70,905** |
| 來自貸款及應收賬款 | 23,292 | **8,929** |
| 持有至到期之債務證券投資回報（已減除購入溢價之攤銷港幣48,087,000元（二零零三年：無）） | – | **23,172** |
| 出售上市權益證券溢利 | – | **2,517** |
| 非上市投資之股息 | 962 | **–** |

## 7. 其他營運費用

| | 2003<br>港幣千元 | 2004<br>港幣千元 |
|---|---|---|
| 共同控制個體投資成本之攤銷 | 77,271 | **102,638** |
| 慈善捐款 | 20,288 | **4,495** |
| 已確認投資證券之減值虧損 | 7,540 | **–** |
| 其他投資未變現賬面損失 | 1,693 | **–** |
| 回購票據之虧損 | 3,509 | **–** |
| 兌換虧損 | – | **4,862** |
| 其他 | – | **4,000** |
| | 110,301 | **115,995** |

## 8. 減值虧損回撥／出售基建項目之盈利

| | 2003<br>港幣千元 | 2004<br>港幣千元 |
|---|---|---|
| Tanjung Jati B發電廠項目 | | |
| 確認出售盈利 | – | **580,415** |
| 減值虧損回撥 | 366,000 | **–** |
| | 366,000 | **580,415** |

*附註：*年內，以現金代價美金306,200,000元出售印尼Tanjung Jati B發電廠之交易已完成。代價自二零零三年七月起計分39個月分期支付。本集團已收取及於收益表確認之分期付款合共美金221,000,000元。惟根據買方訂立之貸款協議及融資租賃協議，某些事件之發生，包括但不限於對該發電廠之建造產生重大不利影響之不可抗力事件，可導致貸款人取消給予買方之項目貸款，因而對本集團分期收取餘下款項之最終數額及時間存在重要影響。因此本集團會於收取尚未支付分期款項時方予確認。

## 9. 物業及投資之虧損

| | 2003<br>港幣千元 | 2004<br>港幣千元 |
|---|---|---|
| 已確認之減值虧損 | | |
| 位於中國、持作發展之物業 | – | **24,444** |
| 於一聯營公司之權益 | – | **11,386** |
| 出售一發展物業之盈利 | – | **(16,388)** |
| | – | **19,442** |

## 10. 經營業務溢利

| | 2003<br>港幣千元 | 2004<br>港幣千元 |
|---|---|---|
| 經營業務溢利已扣除（計入）下列各項： | | |
| 核數師酬金 | 4,497 | **4,531** |
| 物業、機械及設備之折舊 | 8,912 | **14,544** |
| 營業租賃之物業租金支出 | 1,025 | **894** |
| 員工成本（包括董事酬金） | 199,045 | **207,124** |
| 營業租賃下土地及樓宇之租金收入扣除支出港幣111,282,000元（二零零三年：港幣118,153,000元） | (202,484) | **(171,726)** |

## 11. 視作出售附屬公司權益之盈利／註銷購股權之虧損

年內，有關將一間從事於中國公路項目投資之附屬公司－合和公路基建有限公司（「合和公路基建」）之股份於香港聯合交易所有限公司上市，合和公路基建以每股港幣4.18元之發行價格發行總計720,000,000股股份予公眾投資者，其未扣除費用前總代價為港幣3,009,600,000元。該新股份之發行引致本公司於合和公路基建之權益由100%減至75%，並產生視作出售之盈利達港幣483,800,000元。

年內，本集團與持有可認購合和公路基建5%權益之購股權之持有人達成協議，該購股權乃本公司就一項本集團融資安排而授予貸款人。根據協議，購股權持有人同意由本集團支付港幣70,000,000元之代價，註銷其於該項購股權下之權利，該代價金額已於收益表中作為支出處理。

## 12. 財務成本

| | 2003<br>港幣千元 | 2004<br>港幣千元 |
|---|---|---|
| 利息： | | |
| 須於五年內全數償還之銀行貸款及透支 | 87,651 | **20,531** |
| 須於五年內全數歸還之票據 | 186,498 | **145,227** |
| 須於五年內全數償還之其他貸款 | 39,410 | **37,847** |
| 利息總額 | 313,559 | **203,605** |
| 減：已撥作基建項目成本之金額 | (6,000) | **–** |
| | 307,559 | **203,605** |
| 其他財務成本 | | |
| 發行票據支出之攤銷 | 19,790 | **6,199** |
| 貸款安排費及銀行費用 | 8,621 | **23,833** |
| 提早贖回票據之溢價 | 36,217 | **–** |
| | 64,628 | **30,032** |
| | 372,187 | **233,637** |

## 13. 所得稅支出

| | 2003<br>港幣千元 | 2004<br>港幣千元 |
|---|---|---|
| 香港利得稅 | | |
| 本年度 | 18,704 | **8,987** |
| 過往年度不足（超額）撥備 | 30,000 | **(16,612)** |
| | 48,704 | **(7,625)** |
| 其他地區稅項 | | |
| 本年度 | 792 | **2,106** |
| | 49,496 | **(5,519)** |
| 遞延稅項（附註37） | | |
| 本年度 | 2,621 | **8,574** |
| 因香港稅率之變動 | 3,726 | **–** |
| | 6,347 | **8,574** |
| 本公司及附屬公司應佔稅項 | 55,843 | **3,055** |
| 共同控制個體 | | |
| 其他地區稅項 | 8,734 | **–** |
| 遞延稅項 | 49,000 | **38,255** |
| | 57,734 | **38,255** |
| 聯營公司 | | |
| 香港利得稅 | 810 | **515** |
| 其他地區稅項 | 7,419 | **8,986** |
| | 8,229 | **9,501** |
| | 121,806 | **50,811** |

香港利得稅乃以本年度估計之應課稅溢利按17.5%（二零零三年：17.5%）計算。

本集團於其他地區經營之稅項乃按該國所訂之稅率計算。

遞延稅項之詳情載於附註37。

## 13. 所得稅支出（續）

所得稅支出與收益表中日常業務除稅前溢利之對賬如下：

| | 2003<br>港幣千元 | 2004<br>港幣千元 |
|---|---|---|
| 日常業務除稅前溢利 | 832,441 | **1,815,418** |
| 按本地所得稅稅率17.5%計算之稅項 | 145,677 | **317,698** |
| 不可扣稅開支之稅務影響 | 73,683 | **88,113** |
| 毋須課稅收入之稅務影響 | (14,358) | **(117,220)** |
| 過往年度不足(超額)撥備 | 30,000 | **(16,612)** |
| 未確認稅項虧損之稅務影響 | 17,024 | **5,359** |
| 動用或確認以往未確認之稅項虧損之稅務影響 | (2,925) | **(16,887)** |
| 使用過往未確認遞延稅項資產之可扣除暫時性之差異之稅務影響 | (64,050) | **(101,573)** |
| 應佔共同控制個體及聯營公司業績之稅務影響 | (58,279) | **(116,657)** |
| 因香港利得稅稅率調升導致年初遞延稅項負債增加 | 3,726 | **–** |
| 於其他司法權區經營之附屬公司因不同稅率產生之稅務影響 | (91) | **(110)** |
| 其他 | (8,601) | **8,700** |
| 年內所得稅支出 | 121,806 | **50,811** |

## 14. 股息

| | 2003<br>港幣千元 | 2004<br>港幣千元 |
|---|---|---|
| 已派股息 | | |
| 中期：每股港幣10仙（二零零三年：每股港幣7仙） | 61,319 | **88,408** |
| 特別中期：每股港幣30仙（二零零三年：無） | – | **265,225** |
| 就財務報表批准日後發行之股份而派付截至二零零三年六月三十日止年度之末期股息 | – | **270** |
| 擬派股息 | | |
| 末期：每股港幣30仙（二零零三年：每股港幣18仙） | 157,677 | **268,631** |
| | 218,996 | **622,534** |

董事建議派發之末期股息每股港幣30仙，尚待週年大會由股東批准通過。

建議末期股息乃按本財務報告表之批准日已發行股份數目計算。

## 15. 每股溢利

| | 2003<br>港幣千元 | 2004<br>港幣千元 |
|---|---|---|
| 每股基本及攤薄後溢利乃根據下列數值計算： | | |
| 用以計算每股基本溢利之盈利 | | |
| 本年度淨溢利 | 611,516 | **1,453,990** |
| 合和公路基建普通股之潛在攤薄影響(附註32) | | |
| 就合和公路基建所發行認股權證對合和公路基建盈利之攤薄影響而對本集團業績作出之調整 | – | **(2,046)** |
| 用以計算每股攤薄後溢利之盈利 | 611,516 | **1,451,944** |
| | *股份數目* | *股份數目* |
| 用以計算每股基本溢利的普通股加權平均數 | 875,982,121 | **879,187,585** |
| 普通股潛在攤薄影響 | | |
| 認股權 | – | **5,667,337** |
| 用以計算每股攤薄後溢利的普通股加權平均數 | 875,982,121 | **884,854,922** |

由於詳述於附註2會計政策之轉變，每股基本溢利之上年度同期比較數字已作出下列之調整：

| | 港幣 |
|---|---|
| 未調整之已呈報數字 | 0.71 |
| 就採納會計實務準則第12條(經修訂)而作出的調整 | (0.01) |
| 重列 | 0.70 |

## 16. 董事酬金及最高薪酬人士

### (a) 董事酬金

| | 集團 | |
|---|---|---|
| | *2003* *港幣千元* | *2004* *港幣千元* |
| 董事袍金 | 488 | **957** |
| 底薪、津貼及其他實物福利 | 13,958 | **22,125** |
| 業績表現獎金 | 400 | **1,000** |
| 強積金之供款 | 68 | **93** |
| | 14,914 | **24,175** |

屬於下列酬金組別之董事數目分列如下：

| | *2003* *董事人數* | *2004* *董事人數* |
|---|---|---|
| 港幣 | | |
| 無－1,000,000 | 8 | **8** |
| 1,000,001－1,500,000 | 3 | **2** |
| 1,500,001－2,000,000 | 4 | **1** |
| 2,000,001－2,500,000 | — | **1** |
| 2,500,001－3,000,000 | — | **1** |
| 3,000,001－3,500,000 | 1 | **2** |
| 3,500,001－4,000,000 | — | **1** |
| 4,500,001－5,000,000 | — | **1** |

除已包括於上表所付及應付予獨立非執行董事之袍金港幣99,000元(二零零三年：港幣129,000元)外，並沒有其他已付或應付酬金予該等董事。

## 16. 董事酬金及最高薪酬人士（續）

### (b) 最高薪酬人士

本集團五名最高薪酬人士為本公司之董事。該五名人士之本年度酬金分析如下：

| | 集團 | |
|---|---|---|
| | 2003<br>港幣千元 | 2004<br>港幣千元 |
| 董事袍金 | 190 | **649** |
| 底薪、津貼及其他實物福利 | 9,609 | **15,285** |
| 業績表現獎金 | 400 | **1,000** |
| 強積金之供款 | 48 | **46** |
| | 10,247 | **16,980** |

屬於下列五名人士之酬金組別分列如下：

| | 2003<br>董事人數 | 2004<br>董事人數 |
|---|---|---|
| 港幣 | | |
| 1,500,001－2,000,000 | 4 | **－** |
| 2,000,001－2,500,000 | － | **－** |
| 2,500,001－3,000,000 | － | **1** |
| 3,000,001－3,500,000 | 1 | **2** |
| 3,500,001－4,000,000 | － | **1** |
| 4,500,001－5,000,000 | － | **1** |

## 17. 投資物業

| | 集團 | |
|---|---|---|
| | *2003*<br>*港幣千元* | *2004*<br>*港幣千元* |
| 投資物業按估值 | | |
| 於年初 | 5,986,300 | **5,655,400** |
| 年內增加 | 4,149 | **20,523** |
| 重估(減少)增加 | (335,049) | **214,877** |
| 於年末 | 5,655,400 | **5,890,800** |

本集團投資物業賬面淨值包括：

| | *2003*<br>*港幣千元* | *2004*<br>*港幣千元* |
|---|---|---|
| 香港土地及樓宇 | | |
| 長期契約 | 2,821,000 | **2,980,000** |
| 中期契約 | 2,834,400 | **2,910,800** |
| | 5,655,400 | **5,890,800** |

本集團之投資物業由獨立專業物業估值公司第一太平戴維斯(香港)有限公司以公開市值作出重估，重估增值港幣214,877,000元(二零零三年：減值港幣355,049,000元)已計入投資物業重估儲備金內(附註33)。

## 18. 物業、機械及設備

| | 中期契約持有之香港土地及樓宇 | | | | |
|---|---|---|---|---|---|
| | 酒店物業 | 其他物業 | 發電廠<br>(附註8) | 其他資產 | 總值 |
| | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 | 港幣千元 |
| 集團 | | | | | |
| 按成本值 | | | | | |
| 於二零零三年七月一日 | 474,872 | 28,501 | 2,303,407 | 277,826 | 3,084,606 |
| 增加 | – | 511 | – | 40,723 | 41,234 |
| 出售 | – | – | (2,303,407) | (25,678) | (2,329,085) |
| **於二零零四年六月三十日** | **474,872** | **29,012** | **–** | **292,871** | **796,755** |
| 折舊及減值 | | | | | |
| 於二零零三年七月一日 | – | 8,530 | 1,337,348 | 246,076 | 1,591,954 |
| 本年度提撥 | – | 474 | – | 14,070 | 14,544 |
| 出售時撇除 | – | – | (1,337,348) | (24,843) | (1,362,191) |
| **於二零零四年六月三十日** | **–** | **9,004** | **–** | **235,303** | **244,307** |
| 賬面淨值 | | | | | |
| **於二零零四年六月三十日** | **474,872** | **20,008** | **–** | **57,568** | **552,448** |
| 於二零零三年六月三十日 | 474,872 | 19,971 | 966,059 | 31,750 | 1,492,652 |

## 19. 附屬公司權益

| | 公司 | |
|---|---|---|
| | 2003<br>港幣千元 | 2004<br>港幣千元 |
| 非上市股份 | | |
| 按成本值扣除減值準備 | 14,789 | **26,252** |
| 按一九七二年董事之估值減已撇銷數額 | 3,245 | **3,245** |
| | 18,034 | **29,497** |
| 應收附屬公司之款項扣除減值準備 | 13,280,813 | **12,744,643** |
| | 13,298,847 | **12,774,140** |

應收附屬公司之款項為無抵押、不計利息及無固定還款期。

主要附屬公司之資料詳列於附註45。

## 20. 待發展或發展中之物業

| | 集團 | |
|---|---|---|
| | 2003<br>港幣千元 | 2004<br>港幣千元 |
| **按成本值** | | |
| 於年初 | 1,122,491 | **1,308,336** |
| 增加 | 185,845 | **71,994** |
| 出售 | – | **(448,195)** |
| 於年末 | 1,308,336 | **932,135** |
| **減值虧損** | | |
| 於年初 | (290,000) | **(290,000)** |
| 本年度提撥 | – | **(24,444)** |
| 出售時撇除 | – | **290,000** |
| 於年末 | (290,000) | **(24,444)** |
| **賬面淨值** | 1,018,336 | **907,691** |

待發展或發展中之物業成本包括已撥作成本之利息淨額共港幣55,400,000元（二零零三年：港幣78,900,000元）。

## 21. 共同控制個體權益

| | 集團 2003 港幣千元 | 集團 2004 港幣千元 |
|---|---|---|
| 在中國之公路及物業項目 | | |
| 非上市投資，按成本值 | 5,394,755 | **5,526,819** |
| 應佔收購後之儲備 | 974,766 | **970,781** |
| 貸款予共同控制個體 | 1,673,355 | **1,652,723** |
| 減：累積攤銷 | (241,387) | **(344,025)** |
| | 7,801,489 | **7,806,298** |
| 在澳門之物業發展項目 | | |
| 非上市投資，按成本值 | 4,850 | **4,850** |
| 應佔收購後之儲備 | (23,806) | **(39,736)** |
| 貸款予共同控制個體 | 462,450 | **412,062** |
| | 443,494 | **377,176** |
| 其他非上市投資 | 3,628 | **3,799** |
| | 8,248,611 | **8,187,273** |
| 減：列於流動資產內一年內到期之貸款（附註29） | (41,321) | **(12,878)** |
| | 8,207,290 | **8,174,395** |

*附註：*

於結算日時，主要共同控制個體之資料詳列如下：

(a) **廣東省高速公路項目**

一間成立於中國名為廣深珠高速公路有限公司（「廣深高速公路合營企業」）之合營企業公司負責分三期進行興建、經營及管理位於中國廣東省之廣深珠高速公路（「高速公路」）項目。每期項目發展之合作期均為三十年，由每期所興建之公路正式通車日起計算。於合作期屆滿，廣深高速公路合營企業之所有不可移動資產及設備，將在無補償下撥歸中方合夥人所有。

*高速公路第一期（「廣深高速公路」）*

本集團享有廣深高速公路之公路經營溢利分佔比率，由營運期首十年為50%，其後十年為48%，最後十年為45%。由廣深高速公路完工日起計三十年期間，本集團有權分佔來自公路沿線及路段下之商業中心及店舖空間之租金及其他收入經扣除營運及財務支出後之80%。

廣深珠高速公路合營企業亦獲授發展權，發展若干位於廣深高速公路立交內之土地，作為出售或出租，並獲豁免若干土地之地價。該等安排之詳細條款正待作出最終決議。

## 21. 共同控制個體權益 *(續)*

**(a) 廣東省高速公路項目** *(續)*

*高速公路第一期(「廣深高速公路」)(續)*

本集團向廣深珠高速公路合營企業投入之註冊資本及墊支款額合共約港幣770,000,000元(二零零三年：港幣733,000,000元)，該款項並無抵押，利息以商業借貸利率計算及由該合營企業日常業務產生之淨現金盈餘支付還款。此廣深高速公路已於一九九七年七月正式通車。

廣深珠高速公路合營企業之財務資料如下：

| | 截至六月三十日止年度 | |
|---|---|---|
| **營運業績** | 2003<br>人民幣千元 | 2004<br>人民幣千元 |
| 營業額 | 2,109,310 | **2,525,935** |
| 折舊 | 218,249 | **283,785** |
| 日常業務除稅前溢利 | 1,273,295 | **1,671,465** |
| 本集團所佔日常業務除稅前溢利 | 636,648 | **835,732** |

| | 於六月三十日 | |
|---|---|---|
| **資產及負債** | 2003<br>人民幣千元 | 2004<br>人民幣千元 |
| 非流動資產 | | |
| 收費公路及其他資產 | 11,358,017 | **11,381,192** |
| 非流動負債 | | |
| 合營企業合夥人貸款 | (94,097) | **(135,022)** |
| 銀行貸款 | (7,912,608) | **(7,723,741)** |
| 其他遠期負債 | (375,228) | **(203,466)** |
| 由一合營企業合夥人投入之註冊資本 | (745,223) | **(745,223)** |
| 流動資產 | 392,233 | **739,503** |
| 流動負債 | (1,091,590) | **(1,258,507)** |

*高速公路第二期與第三期*

該高速公路(「珠江三角洲西岸幹道」)第二期及第三期之發展權及權益轉予另一附屬公司並將由為此目的而成立之合營公司發展(附註21(b))。

**(b) 珠江三角洲西岸幹道項目**

珠江三角洲西岸幹道為珠江三角洲西岸之一主要交通幹道，根據本集團與中方合營夥伴簽訂之合營協議，此項目將透過一間根據本集團與中國合營夥伴訂立之合營協議於中國成立之合營公司－廣東廣州珠海西線高速公路有限公司(「西岸幹道合營企業」)分三期發展。此項目之第一期(「西線第一期」)之合作年期於二零零三年九月十七日起計三十年。於合作期內，本集團有權分佔西岸幹道合營企業經營西線第一期所得可供分派溢利百分之五十。於結算日後，本集團與中方合營夥伴簽訂協議，發展珠江三角洲西岸幹道項目之第二期(附註47(a))。該項目之第三期發展之詳細條款仍有待雙方落實。西線第一期已於二零零四年四月正式通車。

## 21. 共同控制個體權益（續）

(c) 廣州環城公路項目

一間為此目的成立於中國名為廣州東南西環高速公路有限公司（「環城公路合營企業」）之合營企業公司負責興建、經營及管理廣州東南西環高速公路。合作期由二零零二年一月起為期約三十年。

本集團享有廣州環城公路合營企業之淨現金盈餘，首十年為45%，其後十年減至37.5%，餘下十年之合作期則為32.5%。於合作期屆滿時，環城公路合營企業之所有不可移動資產及設備將於無補償下撥歸中方合夥人所有。廣州東南西環高速公路已於二零零二年一月正式通車。

本集團墊支予環城公路合營企業約為港幣893,000,000元（二零零三年：港幣922,000,000元）。該款項為無抵押、不計利息及由該合營企業日常業務產生之淨現金盈餘支付還款。

(d) 順德市公路及橋樑系統項目

一間為此目的成立於中國名為順德市順合公路建設有限公司（「順德順合」）之合營企業公司負責興建及經營位於中國順德之一項公路及橋樑系統。根據有關合營合同，合作期由一九九三年八月二十三日起計為期三十三年，包括三年建設期及三十年營運期，本集團可分佔順德順合經償還貸款及歸還註冊資本後之25%經營盈餘。該公路及橋樑系統已於一九九六年八月正式通車。

(e) 順德105國道項目

一間為此目的成立於中國名為順德市順大公路有限公司（「順德順大」）之合營企業公司負責順德105國道之經營。根據有關合營合同，合作期由一九九七年十二月三十一日起為期二十八年，包括三年建設期及二十五年營運期。本集團有權分佔順德順大經償還貸款及歸還註冊資本後之30%經營盈餘。該公路已於二零零一年一月正式通車。

(f) 澳門物業發展項目

此項投資乃指本集團持有氹仔新城市發展有限公司（「氹仔新城」）之50%權益，其為一在澳門成立及運作之有限公司，主要業務為物業發展。本集團已墊支予氹仔新城合共約港幣412,000,000元（二零零三年：港幣462,000,000元），該墊款乃按一般商業借貸利率計算利息、無抵押及無固定還款期。

## 22. 聯營公司權益

| | 集團 | |
|---|---|---|
| | 2003 | 2004 |
| | 港幣千元 | 港幣千元 |
| 應佔資產淨值 | 71,309 | **18,946** |
| 應收聯營公司之款項 | 6,214 | **480** |
| | 77,523 | **19,426** |

| | 公司 | |
|---|---|---|
| | 2003 | 2004 |
| | 港幣千元 | 港幣千元 |
| 非上市股份及投資，按成本值 | 5,194 | **401** |
| 應收聯營公司之款項 | 5,775 | **–** |
| | 10,969 | **401** |

應收聯營公司之款項為無抵押，免息及無固定還款期。

主要聯營公司之資料詳列於附註46。

## 23. 其他項目

| | 集團 | |
|---|---|---|
| | 2003 | 2004 |
| | 港幣千元 | 港幣千元 |
| BERTS特許權(附註a) | | |
| 發展費用，按成本值 | 5,313,000 | **5,313,000** |
| 減：已確認之減值虧損 | (5,313,000) | **(5,313,000)** |
| | – | **–** |
| 其他發展中項目(附註b) | 181,637 | **–** |
| | 181,637 | **–** |

## 23. 其他項目(續)

*附註:*

(a) BERTS特許權
一附屬公司合和泰國有限公司(「HTL」)與泰國運輸及通訊部(「MOTC」)及泰國國家鐵路局(「SRT」)訂立一份特許權協議,於曼谷市興建及經營高架公路及鐵路系統即曼谷高架公路及鐵路系統(「BERTS」),及於特許地段發展商業及住宅物業。本集團已收到由MOTC及SRT發出之特許權協議終止通告而HTL已提出反對。有關之資料詳列於附註42(b)。

(b) 其他發展中項目
其他發展中項目乃指由西岸幹道合營企業進行之珠江三角洲西岸幹道項目已產生之發展費用。該合營企業乃根據與一間中國企業訂立之協議於年內成立。該項目已於年內被重新分類為於共同控制個體之投資(附註21(b))。

## 24. 證券投資

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | 2003<br>港幣千元 | 2004<br>港幣千元 | 2003<br>港幣千元 | 2004<br>港幣千元 |
| 持有至到期之海外上市債務證券(附註) | – | **1,757,592** | – | **–** |
| 投資證券 | | | | |
| 非上市股本投資,按成本值 | 119,765 | **88,776** | 3,000 | **3,000** |
| 減:已確認之減值虧損 | (98,491) | **(68,231)** | – | **–** |
| | 21,274 | **20,545** | 3,000 | **3,000** |
| 其他投資 | | | | |
| 香港上市之股本證券,按市值 | 18,055 | **–** | – | **–** |
| | 39,329 | **1,778,137** | 3,000 | **3,000** |
| 就申報而言之賬面值分析: | | | | |
| 非流動 | 39,329 | **731,942** | 3,000 | **3,000** |
| 流動 | – | **1,046,195** | – | **–** |
| | 39,329 | **1,778,137** | 3,000 | **3,000** |

*附註:*於結算日之持有至到期證券之市場值約等於該日該等證券之賬面值。

## 25. 長期應收款項

| | 集團 2003 港幣千元 | 集團 2004 港幣千元 |
|---|---|---|
| 應收契約廢止存款利息 | 80,707 | **139,005** |
| 出售投資及物業所得之應收款項 | 240,718 | **233,528** |
| 應收貸款 | 4,436 | **–** |
| | 325,861 | **372,533** |
| 減：於一年內到期並列於流動資產之部分 | | |
| 貿易及其應收賬款 | | |
| 應收契約廢止存款利息 | – | **(139,005)** |
| 出售投資所得之應收款項 | (45,373) | **(86,748)** |
| 應收貸款 | (4,436) | **–** |
| | 276,052 | **146,780** |

## 26. 契約廢止／已抵押之存款

| | 集團 2003 港幣千元 | 集團 2004 港幣千元 |
|---|---|---|
| 契約廢止存款（附註如下） | 1,736,973 | **1,587,990** |
| 已抵押之銀行存款（附註42(b)） | 93,260 | **95,266** |
| | 1,830,233 | **1,683,256** |
| 減：列於流動資產之契約廢止存款之即期部份 | (149,390) | **(1,587,990)** |
| | 1,680,843 | **95,266** |

*附註：* 契約廢止存款乃集團依據票據之行使契約廢止條款以信託方式存放於銀行，而其利益歸票據持有人之存款（附註34(a)）。

## 27. 存貨

| | 集團 2003 港幣千元 | 集團 2004 港幣千元 |
|---|---|---|
| 酒店及餐館存貨 | 8,588 | **8,871** |

為數港幣75,834,000元（二零零三年：港幣53,210,000元）之存貨成本於年內確認為支出。

## 28. 貿易及其他應收賬款

除應收之租金款項乃見票即付外，集團予其貿易客戶應收款項之平均信貸期為15至60天。

於結算日之貿易及其他應收賬款分析如下：

| | 集團 | |
|---|---|---|
| | 2003<br>港幣千元 | 2004<br>港幣千元 |
| 應收賬款賬齡 | | |
| 0－30天 | 30,778 | **13,574** |
| 31－60天 | 3,245 | **3,446** |
| 60天以上 | 4,995 | **18,221** |
| 應收一共同控制個體股息 | – | **365,400** |
| 應收契約廢止、銀行及其他存款利息 | 6,238 | **179,549** |
| 出售投資及物業、機械及設備所得之應收款項 | 45,373 | **357,179** |
| 應收保固金 | 21,247 | **17,238** |
| | 111,876 | **954,607** |

## 29. 應收貸款之即期部分

| | 集團 | |
|---|---|---|
| | 2003<br>港幣千元 | 2004<br>港幣千元 |
| 貸款予共同控制個體（附註21） | 41,321 | **12,878** |
| 其他應收貸款 | 4,436 | **–** |
| | 45,757 | **12,878** |

## 30. 就合約工程應收（付）客戶之款項

| | 集團 | |
|---|---|---|
| | 2003<br>港幣千元 | 2004<br>港幣千元 |
| 已產生之合約成本 | 15,687 | – |
| 已確認溢利減虧損 | 1,419 | – |
| | 17,106 | – |
| 減：已收及應收之進度款 | (31,206) | – |
| | (14,100) | – |
| 代表為： | | |
| 應收客戶之款項包括於流動資產內 | 323 | – |
| 應付客戶之款項包括於流動負債內 | (14,423) | – |
| | (14,100) | – |

於二零零四年六月三十日，客戶所持之保固金及合約工程收取客戶之預付款分別約為港幣17,000,000元（二零零三年：港幣21,000,000元）及港幣9,000,000元（二零零三年：港幣9,000,000元）。

## 31. 貿易及其他應付賬款

於結算日之貿易及其他應付賬款分析如下：

| | 集團 | |
|---|---|---|
| | 2003<br>港幣千元 | 2004<br>港幣千元 |
| 應付賬款到期日 | | |
| 0－30天 | 197,754 | **152,677** |
| 31－60天 | 55,896 | **58,822** |
| 60天以上 | 114,036 | **146,784** |
| 應付保固金 | 25,055 | **16,395** |
| 應付發展費用（附註） | 683,219 | **382,078** |
| | 1,075,960 | **756,756** |

*附註：* 應付發展費用乃為集團之若干附屬公司就發展集團之海外基建項目所產生之建築及機械廠房成本，該等項目發展現已暫時終止。集團於年內完成出售印尼Tanjing Jati B電廠項目，隨後已支付該項目之發展費用合共約港幣300,000,000元。

## 32. 股本

| | *股份數目* | | *面值* | |
|---|---|---|---|---|
| | *2003* | *2004* | *2003* | *2004* |
| | *千股* | *千股* | *港幣千元* | *港幣千元* |
| **集團及公司** | | | | |
| 普通股每股面值港幣2.50元 | | | | |
| 法定 | 1,200,000 | **1,200,000** | 3,000,000 | **3,000,000** |
| 已發行及繳足 | | | | |
| 於年初 | 875,982 | **875,982** | 2,189,955 | **2,189,955** |
| 年內發行 | — | **8,100** | — | **20,250** |
| 於年末 | 875,982 | **884,082** | 2,189,955 | **2,210,205** |

於年內，本公司根據其授出並獲行使之認股權，發行合共8,100,000股每股面值港幣2.50元之普通股，收取總現金代價港幣70,215,000元。該等股份與其他已發行股份在各方面享有同等權益。除上文提及外，本公司之股本於所呈報之兩年內並無變動。

### 優先認股權計劃

*(a) 本公司*

於一九九四年，本公司採納一項優先認股權計劃（「合和實業一九九四年計劃」），有效期為十年。根據二零零三年十月二十一日獲通過之普通決議案，本公司由二零零三年十一月一日起採納一項新優先認股權計劃（「合和實業二零零三年計劃」），以取代合和實業一九九四年計劃。該等計劃之主要目的為激勵董事及合資格僱員。董事會獲授權根據被採納優先認股權計劃授予本公司、其任何附屬公司之執行董事及僱員及計劃文件所述之人仕認股權，以認購本公司之股票。

根據合和實業一九九四年計劃及合和實業二零零三年計劃，授出之認股權分別須於授予函件發出日起二十八日及十四日內接受，而接納認股權時須支付之款項為每認股權港幣一元，此款項當收取時於收益表內確認。除上文提及外，授出其他認股權之價值並無於財務報告表計入或扣減。

合和實業一九九四年計劃於二零零三年十一月一日終止後，概無任何認股權可根據該計劃進一步授出。然而，所有根據合和實業一九九四年計劃授出之認股權須繼續受該計劃之條文規限。

## 32. 股本（續）

### 優先認股權計劃（續）

#### (a) 本公司（續）

自採納合和實業二零零三年計劃以來，本公司並無根據該計劃授出認股權。以下表格詳細披露本公司以象徵性代價根據合和實業一九九四年計劃授出之優先認股權及變動：

| | | 授出認股權股份數目 | | | | |
|---|---|---|---|---|---|---|
| 授出日期 | 每股認購價 港幣 | 於二零零二年七月一日未行使 | 年內之變動 授出 | 年內之變動 行使 | 年內之變動 註銷／失效 | 於二零零三年六月三十日未行使 |
| 董事 | | | | | | |
| 二零零二年三月二十八日 | 6.15 | 3,000,000 | – | – | – | 3,000,000 |
| 二零零二年四月一日 | 6.15 | 1,000,000 | – | – | – | 1,000,000 |
| 二零零二年四月二日 | 6.15 | 1,000,000 | – | – | – | 1,000,000 |
| 二零零二年四月三日 | 6.15 | 2,500,000 | – | – | – | 2,500,000 |
| | | 7,500,000 | – | – | – | 7,500,000 |
| 僱員 | | | | | | |
| 二零零二年四月二日 | 6.15 | 800,000 | – | – | – | 800,000 |
| | | 8,300,000 | – | – | – | 8,300,000 |

## 32. 股本（續）

### 優先認股權計劃（續）

### (a) 本公司（續）

| 授出日期 | 每股認購價 | 於二零零三年七月一日未行使 | 年內之變動 授出 | 行使 | 重新歸類 | 註銷／失效 | 於二零零四年六月三十日未行使 | 於行使認股權當日之股份收市價 |
|---|---|---|---|---|---|---|---|---|
| | 港幣 | | | | | | | 港幣 |
| | | 授出認股權股份數目 | | | | | | |
| 董事 | | | | | | | | |
| 二零零二年三月二十八日 | 6.15 | 3,000,000 | – | (2,000,000) | – | – | **1,000,000** | 9.40, 11.95及15.15 |
| 二零零二年四月一日 | 6.15 | 1,000,000 | – | – | – | – | **1,000,000** | 不適用 |
| 二零零二年四月二日 | 6.15 | 1,000,000 | – | – | (1,000,000) | – | **–** | 不適用 |
| 二零零二年四月三日 | 6.15 | 2,500,000 | – | (100,000) | – | – | **2,400,000** | 11.75 |
| 二零零三年九月九日 | 9.55 | – | 14,000,000 | (6,000,000) | – | – | **8,000,000** | 15.00 |
| | | 7,500,000 | 14,000,000 | (8,100,000) | (1,000,000) | – | **12,400,000** | |
| 僱員 | | | | | | | | |
| 二零零二年四月二日 | 6.15 | 800,000 | – | – | 1,000,000 | – | **1,800,000** | |
| | | 8,300,000 | 14,000,000 | (8,100,000) | – | – | **14,200,000** | |

上述授出購股權日期指承授人接納購股權之日期。

## 32. 股本*（續）*

### 優先認股權計劃*（續）*

#### *(a) 本公司（續）*

於二零零三年九月九日授出之購股權可由二零零四年三月九日（即授出日期起滿6個月之下一日）起計四年半內行使。其他授出之購股權可按以下方式行使：

| ***可行使認股權 包括已行使部分之最大比例*** | ***行使期限*** |
|---|---|
| 三分之一 | 由認股權授出日後之六個月至認股權授出日後之十八個月內 |
| 三分之二 | 由認股權授出日後十八個月至認股權授出日後之三十個月內 |
| 三分之三 | 由認股權授出日後三十個月至認股權授出日後之四十二個月內 |

除上文所披露外，於所呈報之各年內並無任何認股權授出、行使、註銷或失效。

#### *(b) 合和公路基建*

合和公路基建根據於二零零三年七月十六日獲通過及於二零零三年七月十六日舉行之股東特別大會上獲本公司股東批准之合和公路基建股東書面決議案於年內採納一項優先認股權計劃（「合和公路基建計劃」）。合和公路基建計劃之有效期為十年，該計劃之主要目的為激勵董事及合資格僱員。合和公路基建董事會被授權根據合和公路基建計劃授予本公司、合和公路基建或其任何附屬公司之執行董事及僱員及計劃文件中所述人仕認股權，以認購合和公路基建之股票。

授出之認股權須於授予函件發出日起二十八日內接受，而接納認股權時須支付之款項為每股權港幣一元，此款項當收取時於收益表內確認。

自採納合和公路基建計劃以來，並無根據該計劃授出認股權。

### 合和公路基建認股權證

由於合和公路基建於期內上市，合和公路基建發行87,533,636份認股權證毋須代價授予本公司股東，分配比例為本公司股東持有之股票每十股可獲分配一份認股權證。該批認股權證之認購權利金額合共港幣365,890,598元，賦予其持有者於二零零三年八月六日起計三年之內，以每股港幣4.18元（於若干情況下，須予調整）之認購價，認購合和公路基建股份之權利。現金分派共港幣48,000元已派發予本公司若干海外股東，以代替認股權證。

於年內，總認購價合共港幣2,466,392元之590,046份合和公路基建之認股權證已被行使，合和公路基建因而發行590,046股普通股。於結算日，仍有86,943,590份合和公路基建認股權證尚未獲行使。

## 33. 儲備金

| | 股本溢價 港幣千元 | 投資物業重估儲備金 港幣千元 | 資本儲備金 港幣千元 | 匯兌換算儲備金 港幣千元 | 中國法定儲備金(附註) 港幣千元 | 股息儲備金 港幣千元 | 保留溢利 港幣千元 | 總數 港幣千元 |
|---|---|---|---|---|---|---|---|---|
| 集團 | | | | | | | | |
| 於二零零二年七月一日 | | | | | | | | |
| 一以往呈報 | 8,508,890 | 2,254,315 | 83,010 | (504) | 22,884 | 324,113 | 411,557 | 11,604,265 |
| 一前期調整 | – | – | – | – | – | – | (39,736) | (39,736) |
| 一重列 | 8,508,890 | 2,254,315 | 83,010 | (504) | 22,884 | 324,113 | 371,821 | 11,564,529 |
| 已付截至二零零二年六月三十日止年度 | | | | | | | | |
| 末期及特別股息 | – | – | – | – | – | (324,113) | – | (324,113) |
| 重估減少 | – | (335,049) | – | – | – | – | – | (335,049) |
| 伸算附屬公司、共同控制個體及聯營公司 | | | | | | | | |
| 財務報告表所引起兌換差額 | – | – | – | 2,990 | – | – | – | 2,990 |
| 應佔共同控制個體及聯營公司之儲備 | – | (2,298) | – | 6,946 | – | – | – | 4,648 |
| 年度淨溢利 | – | – | – | – | – | – | 611,516 | 611,516 |
| 儲備金之間轉撥 | – | – | – | – | 33,580 | – | (33,580) | – |
| 股息支出儲備(附註14) | – | – | – | – | – | 218,996 | (218,996) | – |
| 已付中期股息 | – | – | – | – | – | (61,319) | – | (61,319) |
| 於二零零三年六月三十日 | 8,508,890 | 1,916,968 | 83,010 | 9,432 | 56,464 | 157,677 | 730,761 | 11,463,202 |
| 已付截至二零零三年六月三十日止年度 | | | | | | | | |
| 末期股息 | – | – | – | – | – | (157,947) | – | (157,947) |
| 重估增加 | – | 214,877 | – | – | – | – | – | 214,877 |
| 發行股份 | 49,965 | – | – | – | – | – | – | 49,965 |
| 發行股份之支出 | (38) | – | – | – | – | – | – | (38) |
| 伸算附屬公司、共同控制個體及聯營公司 | | | | | | | | |
| 財務報告表所引起兌換差額 | – | – | – | 10,266 | – | – | – | 10,266 |
| 應佔共同控制個體及聯營公司之儲備 | – | – | – | (25,380) | – | – | – | (25,380) |
| 年度淨溢利 | – | – | – | – | – | – | 1,453,990 | 1,453,990 |
| 於視作出售附屬公司時變現 | – | – | – | – | (14,116) | – | 14,116 | – |
| 儲備金之間轉撥 | – | – | – | – | 15,073 | – | (15,073) | – |
| 股息支出儲備(附註14) | – | – | – | – | – | 622,534 | (622,534) | – |
| 已付中期股息 | – | – | – | – | – | (353,633) | – | (353,633) |
| **於二零零四年六月三十日** | **8,558,817** | **2,131,845** | **83,010** | **(5,682)** | **57,421** | **268,631** | **1,561,260** | **12,655,302** |
| 以上包括本集團應佔共同控制個體收購後之儲備如下： | | | | | | | | |
| **於二零零四年六月三十日** | **–** | **–** | **–** | **6,532** | **57,421** | **–** | **535,480** | **599,433** |
| 於二零零三年六月三十日 | – | – | – | 916 | 56,464 | – | 893,580 | 950,960 |
| 以上包括本集團應佔聯營公司收購後之儲備如下 | | | | | | | | |
| **於二零零四年六月三十日** | **–** | **22,975** | **–** | **–** | **–** | **–** | **2,695** | **25,670** |
| 於二零零三年六月三十日 | – | 22,975 | – | 30,624 | – | – | 9,641 | 63,240 |

*附註：* 中國共同控制個體須按當地之規則提撥法定儲備金，該等儲備金包括一般資金及發展資金，並於合作期屆滿前不可分派。

## 33. 儲備金（續）

| | 股本溢價<br>港幣千元 | 資本儲備金<br>港幣千元 | 股息儲備金<br>港幣千元 | 保留溢利<br>港幣千元 | 總數<br>港幣千元 |
|---|---|---|---|---|---|
| **公司** | | | | | |
| 於二零零二年七月一日 | 8,508,890 | 9,872 | 324,113 | 329,776 | 9,172,651 |
| 已付截至二零零二年六月三十日止年度末期及特別股息 | – | – | (324,113) | – | (324,113) |
| 年度淨溢利 | – | – | – | 596,503 | 596,503 |
| 股息支出儲備（附註14） | – | – | 218,996 | (218,996) | – |
| 已付中期股息 | – | – | (61,319) | – | (61,319) |
| 於二零零三年六月三十日 | 8,508,890 | 9,872 | 157,677 | 707,283 | 9,383,722 |
| 已付截至二零零三年六月三十日止年度末期股息 | – | – | (157,947) | – | (157,947) |
| 發行股份 | 49,965 | – | – | – | 49,965 |
| 發行股份之支出 | (38) | – | – | – | (38) |
| 年度淨溢利 | – | – | – | 1,621,284 | 1,621,284 |
| 股息支出儲備（附註14） | – | – | 622,534 | (622,534) | – |
| 已付中期股息 | – | – | (353,633) | – | (353,633) |
| **於二零零四年六月三十日** | **8,558,817** | **9,872** | **268,631** | **1,706,033** | **10,543,353** |

於二零零四年六月三十日，本公司可供分派儲備金為保留溢利及股息儲備金總數分別為港幣1,706,033,000元（二零零三年：港幣707,283,000元）及港幣268,631,000元（二零零三年：港幣157,677,000元）。

## 34. 遠期貸款

| | 集團 | |
|---|---|---|
| | 2003<br>港幣千元 | 2004<br>港幣千元 |
| 無抵押之應付票據（附註a） | | |
| 本金 | 1,473,822 | **1,474,200** |
| 減：未攤銷發行票據支出 | (6,555) | **(356)** |
| | 1,467,267 | **1,473,844** |
| 有抵押之銀行貸款之償還期（附註b） | | |
| 一年內 | 312,954 | **–** |
| 一年後，兩年內 | 475,854 | **–** |
| 兩年後，五年內 | 1,568,821 | **–** |
| | 2,357,629 | **–** |
| 無抵押之銀行貸款之償還期（附註b） | | |
| 一年內 | 7,525 | **133,555** |
| 一年後，兩年內 | 133,553 | **–** |
| 兩年後，五年內 | – | **1,000,000** |
| | 141,078 | **1,133,555** |
| 其他無抵押之貸款之償還期 | | |
| 兩年後，五年內 | 47,480 | **–** |
| | 4,013,454 | **2,607,399** |
| 減：於一年內到期列於流動負債 | | |
| 無抵押之應付票據減未攤銷發行票據支出 | – | **(1,473,844)** |
| 有抵押之銀行貸款 | (312,954) | **–** |
| 無抵押之銀行貸款 | (7,525) | **(133,555)** |
| | (320,479) | **(1,607,399)** |
| | 3,692,975 | **1,000,000** |

## 34. 遠期貸款（續）

*附註：*

(a) 結餘代表：

| | 集團 | |
|---|---|---|
| | *2003* *港幣千元* | ***2004*** ***港幣千元*** |
| 應付票據之本金償還期 | | |
| 一年內 | – | **1,474,200** |
| 一年後，兩年內 | 1,473,822 | **–** |
| | 1,473,822 | **1,474,200** |

由一附屬公司，廣深高速公路（控股）有限公司發行之無抵押票據（「2004票據」）之年息按9.875%計算，於每年二月十五日及八月十五日每半年支付一次利息。

集團依據行使契約廢止條款，將足夠支付未償還債務之本金及應付利息存於票據信託人。

上文所示之集團負債已扣除集團於過往年度回購之票據本金總額美金5,000,000元（二零零三年：美金5,000,000元）。

(b) 銀行貸款按商業借款利率計息。

## 35. 應付附屬公司之款項

應付附屬公司之款項均無抵押、不計利息及無固定還款期限。因由結算日起一年內將不須歸還該等款項，故有關款項被歸類為非流動負債。

## 36. 應付聯營公司之款項

應付聯營公司之款項均為無抵押、不計利息及無固定還款期限。因由結算日起一年內將不須歸還該等款項，故有關款項被歸類為非流動負債。

## 37. 遞延税項負債

以下為本集團於本期及前期報告期間內確認之主要遞延税項負債及其變動情況。

| | 加速税項折舊<br>港幣千元 | 税項虧損<br>港幣千元 | 其他<br>港幣千元 | 總數<br>港幣千元 |
|---|---|---|---|---|
| 於二零零二年七月一日 | | | | |
| 一以往呈報 | – | – | – | – |
| 一前期調整 | 65,294 | (33,133) | 7,575 | 39,736 |
| 一重列 | 65,294 | (33,133) | 7,575 | 39,736 |
| 於收益表中扣除(計入) | 6,295 | (2,649) | (1,025) | 2,621 |
| 税率變動之影響於收益表中扣除(計入) | 6,121 | (3,106) | 711 | 3,726 |
| 於二零零三年六月三十日 | 77,710 | (38,888) | 7,261 | 46,083 |
| 於收益表中扣除(計入) | 26,188 | (18,369) | 755 | 8,574 |
| **於二零零四年六月三十日** | **103,898** | **(57,257)** | **8,016** | **54,657** |

遞延税項資產和負債已就資產負債表之呈列用途而被相互抵銷。

於結算日，本集團未動用之税項虧損及其他可扣除暫時性差異分別為港幣1,571,000,000元(二零零三年：港幣1,526,000,000元)及港幣670,000,000元(二零零三年：港幣1,551,000,000元)，可用作抵銷未來溢利。就税項虧損已確認之遞延税項資產為港幣57,000,000元(二零零三年：港幣39,000,000元)。由於未來溢利不可預計，故此未有就餘下税項虧損港幣1,244,000,000元(二零零三年：港幣1,301,000,000元)及其他可扣除暫時性差異港幣670,000,000元(二零零三年：港幣1,551,000,000元)確認遞延税項資產。税項虧損可無限期結轉。

此外本集團就於一海外之被單方面終止之基建項目所產生之虧損擁有潛在可扣除暫時性差異。惟終止之行動受到爭議，項目所產生之虧損尚待當地税務當局同意，因此現階段估計可扣除暫時性差異之數額並不可行。

有關於聯營公司及共同控制個體之權益之暫時差異並不重大。

## 38. 出售附屬公司

| | 2003<br>港幣千元 | 2004<br>港幣千元 |
|---|---|---|
| 出售淨資產: | | |
| 發展中物業 | – | **158,195** |
| 貿易及其他應收賬項 | – | **4,519** |
| 銀行結餘及現金 | – | **248** |
| 貿易及其他應付賬項 | – | **(12,299)** |
| 長期銀行及其他貸款 | – | **(133,881)** |
| | – | **16,782** |
| 出售一發展物業之盈利(附註9) | – | **16,388** |
| | – | **33,170** |
| 確認之出售代價 | – | **33,170** |
| 出售產生之現金流入淨額： | | |
| 已收現金代價 | – | **7,820** |
| 出售之銀行結餘及現金 | – | **(248)** |
| | – | **7,572** |

年內出售之附屬公司未對本集團現金流量、營業額或經營溢利作出重大貢獻。

## 39. 資產抵押

(a) 於二零零三年六月三十日，本集團以賬面總值港幣5,571,000,000元之物業作為銀行貸款之抵押。該等銀行貸款年內以無抵押之銀行貸款再作融資，物業之抵押已被解除。

(b) 於二零零三年六月三十日，本集團以參予基建項目之一共同控制個體之權益，其賬面值為港幣1,915,000,000元作為抵押，向銀行取得貸款以作為本集團發展上述項目。該等銀行貸款於年內悉數償還，而本集團資產抵押已被解除。

(c) 於二零零三年六月三十日，若干附屬公司結欠其控股公司為數共約港幣7,294,000,000元之款項，其還款次序次於本集團之銀行貸款。年內，由於銀行貸款已被悉數償還，該等款項之後償安排已被解除。

## 40. 項目承擔

### (a) 中國公路項目

一間共同控制公司將會發展珠江三角洲西岸幹道第二及第三期，預計總發展費用約為人民幣8,500,000,000元，其中35%（相等於人民幣2,975,000,000元）將由本集團及中方合營夥伴按相同比例向負責發展該項目之合營企業公司注入資本方式提供。於二零零四年六月三十日，該兩期項目發展費用尚未訂約。

於二零零四年六月三十日，本集團應佔廣深高速公路合營企業及環城公路合營企業資本性開支之已訂立但未計提之金額約為港幣23,000,000元（二零零三年：港幣35,000,000元）。

### (b) 發電廠項目

於本年度，本集團與一間中國企業訂立合作協議共同興建中國廣東省一座2x600兆瓦發電廠。該項目發展成本預計約為人民幣5,300,000,000元。該項目現處於初期規劃中，須經有關中國機構批准，截至二零零四年六月三十日止尚未簽訂任何有關發展支出之合約。

### (c) 物業發展支出

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | *2003*<br>*港幣千元* | **2004**<br>**港幣千元** | *2003*<br>*港幣千元* | **2004**<br>**港幣千元** |
| 批准但未訂約 | 99,525 | **344,147** | – | **–** |
| 已訂約但未計提 | 30,228 | **24,140** | – | **–** |
| | 129,753 | **368,287** | – | **–** |

### (d) 其他承擔

(i) 於結算日，本集團應佔共同控制個體之有關物業發展開支之承擔如下：

| | 集團 | |
|---|---|---|
| | *2003*<br>*港幣千元* | **2004**<br>**港幣千元** |
| 批准但未訂約 | – | **235,000** |
| 已訂約但未計提 | 20,107 | **11,555** |
| | 20,107 | **246,555** |

本集團同意提供資金港幣300,000,000元（二零零三年：港幣800,000,000元）予該共同控制個體用作其物業項目發展。

## 40. 項目承擔(續)

### (d) 其他承擔(續)

(ii) 若干附屬公司已同意承諾發展位於中國東莞市麻涌之商住物業項目，惟仍須有關當局批准，以及／或仍有待正式項目協議之簽署及其條款之決定。

## 41. 營業租約承擔

**本集團作為出租人**

年內，投資物業所得租金收入約港幣283,000,000元(二零零三年：港幣320,000,000元)。於結算日，本集團之投資物業賬面總值約港幣4,187,000,000元(二零零三年：港幣3,962,000,000元)乃以營業租約租出。此項物業獲租客承諾於未來一至三年租用，租客並未有授予終止租約權。

於結算日，本集團與租客已根據不可撤銷經營租約簽約並按下列之最低租金付款：

| | 集團 | |
|---|---|---|
| | *2003*<br>*港幣千元* | *2004*<br>*港幣千元* |
| 在一年內 | 129,823 | **136,421** |
| 在第二年至第五年(包括首尾兩年)內 | 86,221 | **120,943** |
| | 216,044 | **257,364** |

## 42. 或然事項

### (a) 出售亞洲電力

關於往年度本集團出售亞洲電力發展有限公司（「亞洲電力」）之權益，本集團與買家簽訂協議，訂明買家及其關連公司同意解除及放棄向本集團提出根據出售協議引致之索償。本集團亦同意解除及放棄向買家及其關連公司提出任何索償。本集團同意作出若干履約承擔及擔保，為此於往年度之財務報告中已予撥備約港幣164,000,000元。該撥備為管理層就卸下本集團對其上述協議中之債務及負債所需之費用及支出之最佳估計。董事認為該撥備由結算日起一年內無須支付，故有關撥備被歸類作非流動負債。

### (b) 泰國運輸系統

泰國運輸及通訊部（「MOTC」）向HTL發出終止通告，終止與其訂立的特許權協議，並保留因終止協議所產生損失之索償權利。MOTC更發信欲沒收所有由HTL付予的特許權費及由一銀行替HTL發出，並以本集團銀行存款作抵押，為數約港幣95,000,000元（二零零三年：港幣93,000,000元）之履行保證書。但政府因其終止特許權之行動受到爭議，未能成功沒收保證書金額。於一九九八年，MOTC對終止特許權協議加以證實，並申明會稍後通知HTL疑索償之金額。另一方面，HTL申辯特許權已在特許權協議條款以外下被MOTC充公或剝奪，並且向MOTC索償約1,000億泰銖及要求釋放前述之履行保證書。董事會認為現階段並不可行評估上述行動所帶來之後果。

### (c) 其他項目

一供應商向本公司之一附屬公司採取法律行動，指就於往年度興建一公路項目違反合約追討賠償約港幣33,000,000元。該附屬公司有意作出強烈辯護。董事尋求法律意見後，認為該指控並無依據，亦不會為集團帶來任何重大損失。

### (d) 擔保

| | *集團* | | *公司* | |
|---|---|---|---|---|
| | *2003* | ***2004*** | *2003* | ***2004*** |
| | *港幣千元* | ***港幣千元*** | *港幣千元* | ***港幣千元*** |
| 被下列提取之受擔保信貸： | | | | |
| 附屬公司 | – | **–** | 2,863,939 | **1,245,521** |
| 一共同控制個體 | 697,551 | **697,551** | 697,551 | **–** |

## 43. 退休金福利計劃

本集團已為香港僱員成立強制性公積金計劃（「強積金計劃」）。強積金計劃之資產由獨立信託人監管。於收益表扣除之退休金福利計劃供款為集團按各僱員有關薪金百分之五及以港幣20,000元為上限之應付供款。於結算日並無喪失權利之供款能用作減低未來供款責任。年內本集團對強積金計劃作出之供款約為港幣6,841,000元（二零零三年：港幣7,014,000元）。

## 44. 關連人士交易

除以上披露與關連人士之交易外，本年度，本集團與一本公司前董事簽訂若干協議出售本集團透過若干附屬公司參與一位於馬爾他之酒店項目以及擁有菲律賓公路項目一聯營公司之權益，其代價分別為約港幣217,000,000元（包括現金代價及買方承擔該等附屬公司之淨負債）及港幣9,000,000元。集團尚未收取出售酒店權益之代價款項港幣63,000,000元，以二零零六年四月十六日計起四十二個月或酒店物業完工日計起四十八個月兩者之較先者，於該日期前分期支付。出售聯營公司協議中所訂之某些事件的發生，可能影響出售之完成。此外，本集團與該前董事同意和解互相之訴訟，本集團無須就此支付任何賠償。

## 45. 主要附屬公司

董事會認為若將所有附屬公司列出，篇幅冗長，故下文只概列主要影響本集團之業績、資產或負債之附屬公司之資料。除特別註明外，所有下列附屬公司均為私人公司，並主要於註冊成立之地方經營，並且所有已發行之股份均為普通股。所有附屬公司於年度內或年終時均無任何未償還之貸款資本。

| *公司名稱* | *已發行繳足股本* | *本公司所持已發行普通股股本面值之比例* | | *主要業務* |
|---|---|---|---|---|
| | | *直接* % | *間接* % | |
| *於香港註冊成立：* | | | | |
| Goldhill Investments Limited | 2股每股面值港幣100元及60,600股每股面值港幣100元之無投票權遞延股 | – | 100 | 物業投資 |
| 合和中國發展（高速公路）有限公司(ii) | 2股每股面值港幣1元及4股每股面值港幣1元之無投票權遞延股 | – | 73.11 | 高速公路項目投資 |

## 45. 主要附屬公司（續）

| 公司名稱 | 已發行繳足股本 | 本公司所持已發行普通股股本面值之比例 直接 % | 間接 % | 主要業務 |
|---|---|---|---|---|
| *於香港註冊成立：（續）* | | | | |
| 合和建築有限公司 | 200,000股每股面值港幣100元 | – | 100 | 建築、項目管理及投資控股 |
| HH Finance Limited | 100,000股每股面值港幣10元 | 100 | – | 融資貸款 |
| 合和食品有限公司 | 1,000,000股每股面值港幣1元 | – | 100 | 經營餐廳飲食 |
| 合和廣珠高速公路發展有限公司(ii) | 2股每股面值港幣1元及2股每股面值港幣1元之無投票權遞延股 | – | 74.98 | 高速公路項目投資 |
| 合和屋宇有限公司 | 30,000股每股面值港幣100元 | 100 | – | 物業代理及投資控股 |
| 合和皇崗發展有限公司(ii) | 2股每股面值港幣1元 | – | 100 | 物業投資 |
| 合和物業管理有限公司 | 2股每股面值港幣100元 | 100 | – | 樓宇及車位管理 |
| 合和順德道路有限公司(ii) | 2股每股面值港幣1元 | – | 100 | 公路系統項目投資 |
| 合和滑模工程有限公司 | 2,000,000股每股面值港幣1元 | – | 100 | 專科工程承建分包商 |
| Hopewell 108 Limited | 1,000股每股面值港幣100元 | – | 100 | 物業投資 |
| 合和中心管理有限公司（前稱為Hopewell 109 Limited） | 209,200股每股面值港幣100元 | 100 | – | 物業管理 |
| Hopewell 110 Limited | 10,000股每股面值港幣100元 | – | 100 | 物業投資及發展 |

## 45. 主要附屬公司（續）

| 公司名稱 | 已發行繳足股本 | 本公司所持已發行普通股股本面值之比例 直接 % | 間接 % | 主要業務 |
|---|---|---|---|---|
| *於香港註冊成立：（續）* | | | | |
| 國際展貿中心有限公司 | 2股每股面值港幣1元及10,000股每股面值港幣1元之無投票權遞延股 | – | 100 | 物業投資及管理一展貿中心 |
| 九龍悅來酒店有限公司 | 2股每股面值港幣100元及20,000股每股面值港幣100元之無投票權遞延股 | – | 100 | 酒店持有及經營 |
| 樂富有限公司 | 52,000股每股面值港幣100元 | 100 | – | 投資控股 |
| 美家酒店管理有限公司 | 3,000,000股每股面值港幣1元 | – | 100 | 酒店管理及投資控股 |
| 滑模工程有限公司 | 1,000,001股每股面值港幣1元 | – | 100 | 建築、項目顧問及投資控股 |
| 韋安投資有限公司 | 2股每股面值港幣1元及2股每股面值港幣1元之無投票權遞延股 | – | 100 | 物業投資及投資控股 |
| Yuba Company Limited | 10,000股每股面值港幣1元 | – | 100 | 物業投資 |
| *於澳門註冊成立：* | | | | |
| Slipform Engineering (Macau) Limited | 500,000股每股面值葡幣1元 | – | 100 | 建築 |
| *於中國成立：* | | | | |
| 廣州市合和（花都）置業發展有限公司(iii) | 人民幣99,200,000元（註冊資本） | – | 95 | 物業發展 |
| *於英屬處女群島註冊成立：* | | | | |
| Anber Investments Limited | 1股每股面值1美元 | – | 100 | 投資控股 |

## 45. 主要附屬公司（續）

| 公司名稱 | 已發行繳足股本 | 本公司所持已發行普通股股本面值之比例 直接 % | 間接 % | 主要業務 |
|---|---|---|---|---|
| *於英屬處女群島註冊成立：（續）* | | | | |
| Goldvista Properties Limited (i) | 1股每股面值1美元 | – | 100 | 物業投資 |
| 廣深高速公路（控股）有限公司(i) | 20,000股每股面值1美元 | – | 100 | 融資 |
| 合和（花都）置業投資有限公司(i) | 1股每股面值1美元 | – | 100 | 投資控股 |
| 合和環穗公路有限公司(ii) | 1股每股面值1美元 | – | 74.98 | 公路系統項目投資 |
| Hopewell Shunde Highway 105 Limited (ii) | 2股每股面值1美元 | – | 100 | 公路系統項目投資 |
| Kammer Investment Limited (i) | 1股每股面值1美元 | 100 | – | 投資控股 |
| Primax Investment Limited (i) | 1股每股面值1美元 | 100 | – | 投資控股 |
| Procelain Properties Ltd. (i) | 1股每股面值1美元 | – | 100 | 物業投資 |
| Singway (B.V.I.) Company Limited (i) | 1股每股面值1美元 | – | 100 | 物業投資 |
| Tubanan Power Limited (i) | 100股每股面值1美元 | – | 100 | 投資控股 |
| *於開曼群島註冊成立：* | | | | |
| Delta Roads Limited (i) | 46,422股每股面值港幣10元 | – | 100 | 投資控股 |
| 合和公路基建有限公司(iv) | 2,880,590,046股每股面值港幣10仙 | – | 74.98 | 投資控股 |
| *於泰國註冊成立：* | | | | |
| Hopewell (Thailand) Limited | 1,500,000,000股每股面值10泰銖 | 100 | – | 高架公路及鐵路系統項目投資 |
| *於印尼註冊成立：* | | | | |
| P.T. Hi Power Tubanan I | 179,125股每股面值100美元 | – | 80 | 發展發電廠項目 |

## 45. 主要附屬公司(續)

*附註：*

(i) 主要於香港經營業務

(ii) 主要於中國經營業務

(iii) 於中國註冊之中外合作企業

(iv) 合和公路基建有限公司為於香港聯合交易所有限公司上市之公司，於香港及中國透過其附屬公司和共同控制個體經營業務。

無投票權遞延股實際上不附帶任何收取有關公司之股息或通告及出席其股東大會或投票之權利，亦無權於公司清盤時獲取任何分派。

上述附屬公司及其他並未列出之附屬公司之資料，將根據香港公司條例於即將送呈香港公司註冊處存案之本公司週年申報表內詳列。

## 46. 主要聯營公司資料

下述主要聯營公司之資料，除特別註明外，所有下列聯營公司均於香港註冊及營運。

| *公司名稱* | *本公司持有已發行股本面值之比例* % | *主要業務* |
|---|---|---|
| 添麗有限公司(i) | 46 | 物業投資 |
| 新合成發展有限公司(i)及(ii) | 20 | 酒店營運 |

*附註：*

(i) 採納十二月三十一日為財政年度結算日

(ii) 主要於中國經營業務

董事會認為若將所有聯營公司列出，篇幅冗長。上述聯營公司及其他並未列出之聯營公司之資料，將根據香港公司條例於即將送呈香港公司註冊處存案之本公司週年申報表內詳列。

## 47. 結算日後事項

於結算日後所發生的重要事項：

(a) 於二零零四年七月，本集團與中方人士簽訂協議以透過一間合營企業即廣東廣珠西綫高速公路有限公司（「西綫合作公司」）投資、建設及經營珠江三角洲西岸幹道二期（「西綫II期」）。西綫II期的投資總額預計約為人民幣4,900,000,000元，當中35%將由本集團及中方合資夥伴向西綫合營企業各自投入相同份額的新增註冊資本。合約之詳情於本公司二零零四年七月十四日之公告詳列。

(b) 本集團現正就可能與西綫合作公司之中方合資夥伴合作，透過西綫合作公司投資、興建及經營珠江三角洲西岸幹道第三期（「西綫III期」）之條款進行磋商。有關該項目可能訂立之協議之詳情於本公司二零零四年八月四日之公告詳列。

(c) 有關出售本集團於順德市順合公路建設有限公司（「順德順合」）及順德市順大公路有限公司（「順德順大」）之權益的出售協議內規定之主要條件已於結算日後達成。出售有關順德順合及順德順大權益之收益按已收出售款計算分別約為港幣314,000,000元及港幣178,000,000元，將計入隨後年度之財務報告表中。

(d) 載述於附註34(a)之2004票據已於到期日以百分之百本金基準悉數贖回。

## 48. 財務報告表之批准

載於第51至110頁之財務報告表已於二零零四年九月六日獲本公司董事會批准及授權刊發。

# 主要物業一覽表

A. 已落成投資物業及酒店物業(除非特別說明，物業乃長期租約)：

| ***物業／土地*** | ***座落地點*** | ***用途*** | ***地塊面積*** *(平方米)* | ***總樓面面積*** *(平方米)* | ***本集團權益*** *(%)* |
|---|---|---|---|---|---|
| 國際展貿中心(中期租約) | 九龍九龍灣展貿徑1號 | 會議、展覽、食肆、陳列寫字樓及停車場 | 22,280 | 163,702* | 100 |
| 合和中心 | 香港灣仔皇后大道東183號 | 商業、寫字樓及停車場 | 5,207 | 78,102* | 100 |
| 悅來酒店(中期租約)<br>－商場及停車場<br>－酒店物業 | 新界荃灣荃華街3號 | 商場及停車場<br>酒店經營 | | 22,689*<br>49,073 | 100<br>100 |
| | | | 5,750 | 71,762 | |
| 荃威花園商場(中期租約) | 新界荃灣安育路9號 | 商業 | 不適用 | 20,742 | 100 |
| 荃威花園停車場125個車位(中期租約) | 新界荃灣安育路9號 | 停車場 | 不適用 | 不適用 | 100 |
| 胡忠大廈停車場80個車位(中期租約) | 香港灣仔皇后大道東213號3字樓－5字樓 | 停車場 | 不適用 | 不適用 | 100 |
| 興偉中心22－24樓及V1－V15車位(中期租約) | 香港香港仔田灣海旁道7號 | 工業、商業及停車場 | 不適用 | 7,551* | 100 |

* *不包括車位之面積*

B. 持作發展或發展中之投資物業:

| 物業／土地 | 座落地點 | 用途 | 地塊面積 (平方米) | 總樓面面積 (平方米) | 本集團權益 (%) |
|---|---|---|---|---|---|
| Mega Tower Hotel | 香港灣仔堅尼地道、厚豐里、船街 | 酒店、購物綜合設施、多用途會議室及演講廳設施(計劃中) | 7,301# | 172,731 | 100 |
| 皇后大道東196－206號 | 香港灣仔皇后大道東196－206號 | 待發展 | 464 | 計劃中 | 100 |
| 皇后大道東214－224號 | 香港灣仔皇后大道東214－224號 | 待發展 | 459 | 計劃中 | 100 |
| 三板街9－19號 | 香港灣仔三板街9－19號 | 待發展 | 623 | 計劃中 | 100 |
| 濠景花園(第2至5期) | 澳門氹仔北面 | 住宅、商業、酒店／會議中心及停車場(第2期下層結構工程已完成)(第2C期發展面積佔100,000平方米，預計完工日為二零零六年年中) | 146,174 | 625,879 | 50 |
| 合和新城 | 中國廣州花都區 | 住宅、商業、物流及社區設施大樓(第1期發展面積佔160,000平方米，預計完工日為二零零五年年底) | 733,000 | 1,400,000 | 95 |

*附註:*

\# 該物業發展計劃所需土地面積約14,000平方米，其中7,301平方米之土地為本集團持有，另其餘之土地將主要通過與政府土地交換方式收購，惟尚未達成有關之補地價金額。

**Hopewell Holdings Limited**

64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
Web Page : www.hopewellholdings.com

**合和實業有限公司**

香港皇后大道東183號
合和中心64樓
電話 : (852) 2528 4975
圖文傳真 : (852) 2861 2068
網址 : www.hopewellholdings.com